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OICF/BY: dw

DAT : 6/27/08



informa

Global Information Specialist

Annual Report and Financial Statements 2007

What's Inside

Financial Statements

Informa provides specialist, high value information to the global Academic & Scientific, Professional, and Commercial markets via Publishing, Events and Performance Improvement.

At the heart of every Informa product and service is research-based, proprietary information for a highly targeted expert audience. Informa publishes approximately 2,500 subscription based products and services delivered both electronically and in hardcopy, and 45,000 books. Each year Informa produces over 12,000 events around the world powered by a marketing database of over 20 million contacts. We have an extensive portfolio of prominent brands including Lloyd's List, Routledge, Taylor & Francis, IIR, IBC, AchieveGlobal, ESI, Euroforum and Datamonitor. Informa operates in over 80 countries, employing more than 10,000 people.



Publishing
Revenue £495.0m
Pages 12 - 15.



Performance Improvement
Revenue £225.3m
Pages 16 - 19.


WiMAX

Events
Revenue £408.8m
Pages 20 - 23.


Conflict and Peace Building in Divided Societies

Academic & Scientific
Revenue £339.5m
Pages 24 - 27.



Professional
Revenue £393.3m
Pages 28 - 31.


Biofuels Finance & Investment 2007

Commercial
Revenue £396.3m
Pages 32 - 35.

IMPORTANT: Please note the notices concerning limitations on the liability of Directors under English law and forward-looking statements set out on page 143 of this document.

Your Dividend

16.9p
Total dividend

5.6p
Interim dividend

11.3p
Final dividend

Informa had another year of significant achievement in 2007.

We achieved 9% pro forma revenue growth, 19% pro forma adjusted operating profit growth and a 23% adjusted operating profit margin.

All three of our business streams, publishing, events and performance improvement, traded strongly. All geographies and market sectors performed well. As we connect more of our brands, to more of our media formats to more of our geographies, we are growing a dynamic network of business units that enables us to benefit from our size, while keeping the passion and speed of our entrepreneurial roots.

We have transformed Informa in recent years. We have built a business based on recurring revenue streams which provides strong defensive qualities, but not at the expense of continuing good growth.

We are of course aware of the current uncertainty in the financial markets, but at this point the board sees no signs in our trading to alter its expectations that Informa will deliver another strong performance in 2008. Our confidence in the future of the business is reflected by a 39% increase in the dividend over 2006.

Peter Rigby and **David Gilbertson**

Business Highlights

✓ Academic & Scientific division grows adjusted operating profit by 25% to achieve a 29% margin

Strong yield increases and drop through from electronic delivery

✓ Professional division benefits from Performance Improvement extending global reach

Non-US revenues increase by 29%

✓ Commercial division growth fuelled by extension of Large Scale Events portfolio and 38% increase in Dubai revenues






The business is now
four times the size
it was in 2001.
37% of our profits come from
the Academic &
Scientific markets.

Revenue by Type



● Events	36%
● Performance Improvement	20%
● Copy sales	14%
○ Subscriptions	27%
○ Advertising	3%

Revenue by Geography



● United Kingdom	15%
○ North America	37%
● Continental Europe	29%
○ Rest of the World	19%

Financial Highlights

- ✓ Revenue £1.13 billion – 9% pro forma growth
- ✓ Adjusted operating profit £261.0m – 19% pro forma growth
- ✓ Adjusted operating margin rises above 23%
- ✓ Strong trading across all three divisions (Academic & Scientific, Professional and Commercial) and all three business streams (Publishing, Performance Improvement and Events)
- ✓ Datamonitor delivers 22% pro forma revenue growth for the full year
- ✓ Adjusted cash conversion 110% of adjusted operating profit
- ✓ Total dividend increases 39%
- ✓ Confident of 2008 outlook

Financial Highlights

	2007 £m	2006 £m	Increase %	Pro forma[1] %
Revenue	**1,129.1**	1,039.1	9	9
Operating profit	**154.0**	128.3	20	
Adjusted[2] operating profit	**261.0**	219.1	19	19
Profit before tax	**124.4**	86.5		
Adjusted[3] profit before tax	**202.6**	178.1		
Profit for period	**100.1**	67.8		
Adjusted[4] profit for period	**151.9**	132.2		
Basic earnings per share (p)	**23.4**	16.0		
Diluted earnings per share (p)	**23.3**	15.9		
Adjusted[4] diluted earnings per share (p)	**35.5**	31.1		
Dividend per share (p)	**16.9**	12.2		
Adjusted cash conversion[5]	**110%**	103%		

1. Adjusted for material acquisitions and effects of changes in foreign currency exchange rates. This also adjusts for the reduction in revenue of £18m in 2007 from the new 3GSM contract and the impact of the quadrennial IPEX exhibition which contributed £21m to 2006 revenues. The related adjusted operating profit impact for 3GSM was £nil and for IPEX was £7.7m.
2. Excludes restructuring and reorganisation costs of £7.7m (2006:£7.2m), and intangible asset amortisation of £99.3m (2006: £83.1m).
3. Excludes restructuring and reorganisation costs of £7.7m (2006:£7.2m), non recurring finance costs of £4.6m (2006:£nil), intangible asset amortisation of £99.3m (2006: £83.1m) and profit on disposal of available for sale investments of £33.4m (2006: loss £0.8m).
4. Excludes restructuring and reorganisation costs of £7.7m (2006:£7.2m), non recurring finance costs of £4.6m (2006:£nil), intangible asset amortisation of £99.3m (2006: £83.1m), profit on disposal of available for sale investments of £33.4m (2006: loss £0.8m) and related tax of £26.4m (2006:£27.3m).
5. Adjusted cash generated by operations (note 36) divided by adjusted operating profit.

Revenue by Division



- ● Academic & Scientific **30%**
- o Professional **35%**
- ● Commercial **35%**

Adjusted Operating Profit by Division



- ● Academic & Scientific **37%**
- o Professional **32%**
- ● Commercial **31%**




David Gilbertson – Chief Executive

By **connecting more of our brands** *to more of our media formats to more of our geographies, we* **delivered 19% growth** *and cemented our* **market leadership** *positions.*

Chairman's and Chief Executive's Report

Our 2007 performance successfully builds upon the excellent results achieved in 2006.

We have built a pool of information assets in Informa which cover many different vertical markets as well as geographic territories, and which deliver content in a broad range of media formats. This is designed to enable us to capture the different requirements of individual users within industries and meet global and local needs with equal proficiency. We believe that our business now has the characteristics not only to demonstrate superior growth in expanding economies but also to protect profitability.

Our major acquisition of 2007 contributes significantly to both these capabilities. Datamonitor, for which we paid £510m in July, is an electronic information business serving six global sectors predominantly through subscription. Its subscriptions renew annually at 90%, constituting a powerful recurring revenue stream. But Datamonitor has high growth too. It achieved a 22% pro forma revenue increase and a pro forma adjusted operating profit rise of 59% for the full year on the same period a year earlier. Datamonitor's internet-delivered knowledge centres of international data in the healthcare, telecoms, finance, automotive, energy and retail sectors are all now fully XML coded, enabling users to interrogate its information intuitively to obtain their own uniquely customised solutions.


HE TERRORISM
ADER
EDITION

As we enter 2008 Datamonitor's products will be increasingly co-marketed to our conference, publishing and performance improvement customers and audiences. The inter-relationship between the different parts of Informa is one of the key contributors to the superior growth we have seen over the last few years. Many large media businesses structure themselves in silos and find it difficult to sell different product types to the same customer bases. At Informa we work hard at making sure we offer as much relevant content as we can, whatever the mode of delivery, to customers likely to find value in it. In so doing we grow and develop brands which our customers trust and return to.

The marketing requirements of our conference business, with more than 12,500 events produced in 2007, are such that we have many opportunities to put relevant related products in front of potential customers. Informa benefits here from a unique advantage: our database of 20m names of individual customers, clients and prospects in more than 150 countries across the world.

It enables us to market our products quickly and cost effectively. It means we can cross market and cross sell seamlessly. And it ensures that we can respond appropriately to the dynamics of individual markets: some may be experiencing strong growth with fast rising information demand; others may be seeing a slowdown in the pace of development. The strength of the Informa database allows us to direct our output appropriately to changing levels of customer need.



Our international conference business grew pro forma adjusted operating profit by 27% in 2007 with our burgeoning Dubai business again leading the way with 38% year on year revenue growth. As Middle East event market leaders we produced 20 leading exhibitions including the developing world's largest property investment show, *Cityscape*, which attracted more than 50,000 visitors to the Dubai show. Similar numbers attended *Arab Health*, the region's premier healthcare event whose 2,000 stands attracted visitors from over 65 countries. Our Dubai operation also produced over 500 conferences and training courses reflecting the fast expanding diversity of the local economy.

The Dubai business also rolled out several of its winning events within the Middle East region and beyond. *Cityscape* ran satellite shows in Abu Dhabi, Brazil, Singapore, Shanghai and Mumbai in 2007 and further international roll-outs are planned. This geo-cloning of successful event formulas also saw us extending our major European based finance events under the market-leading ICBI brand into Asia and the Americas. The world's largest private equity event *Super Return* was staged in Asia and our leading hedge fund event *GAIM* ran in the Cayman Islands and Dubai as well as in Europe. Extending leading brands across geographies is providing a further strong engine for growth.

Informa's top 200 event brands contributed some 40% of event revenue and approximately 70% of adjusted operating profit but the smaller events too play their important part. While less spectacular in size, the workshop or seminar or small conference makes a financial contribution and also keeps us at the forefront of new developments. A new early stage piece of scientific or technological research, a legislative change or a commercial development may be of relatively narrow interest today but could become tomorrow's blockbuster. In 2007 we ran the *10th World Ethanol Forum* in Amsterdam with more than 700 attendees. The first event in 1997 attracted just 40. Researching topics before they become headline news, as biofuels has now become, enables Informa to build future growth as well as deliver current contribution. In biofuels, as in other fields, we surround leading branded events with news, information products and databases.

Informa's publishing businesses continued to benefit from the shift to electronic distribution in the year. Most of our customers whether academic, professional or commercial, now want to receive their information from us in electronic forms. This has enabled us increasingly to sell enterprise-wide information packages, moving away from more traditional personal subscription based models. The higher prices this wider dissemination carries, coupled with growing income from electronic archive sales helped our Academic & Scientific business to grow its revenues by 15% and its adjusted operating profit by 25% in the year.

Trialtrove, the world's largest database of clinical trials data, which is fast becoming an essential resource for the world's pharmaceutical industry grew its sales by over 40% in the year to contribute to that result. In the legal market our law portal i-law.com saw a 200+% increase in revenue. The migration of our telecoms information from newsletters to on-line Intelligence Centres, similar in construct to Datamonitor's Knowledge Centres further fuelled our growth.

The Performance Improvement (PI) group of companies also achieved double digit pro forma adjusted operating profit growth in the year. Some 40% of these companies' revenues now come from over 16 different US federal government departments. This highly resilient government revenue stream, led by our programme management company Robbins-Gioia, enjoyed good growth in the year while overseas revenues for the PI businesses climbed to almost 20% of their total sales, up from 15% in 2006.

Publishing

The *successful* **migration** *from* **print** to **technology** based publishing has **driven sales.**





Left
[illegible] CEO, Informa Professional

Publishing

Publishing contributed 44% of revenue, £495.0m, in 2007. This 21% increase reflects the growing importance of this resilient revenue stream. The proportion of total Informa revenues that publishing constitutes, has increased from 39% in 2006 and is expected to increase still further in 2008 to approximately 50% of total revenues and 60% of total adjusted operating profit when a full year of Datamonitor is delivered.

Subscription sales, which now represent over 60% of publishing revenues, grew by 8% on a pro forma basis and 26% on a reported basis. Subscriptions will increase to approximately 65% of publishing revenue and 80% of publishing adjusted operating profit with a full year of Datamonitor. Books, largely in the academic sector, will account for another approximately 30% of publishing revenue.

Advertising revenues, historically minimal in Informa, remain so at just 3% of total Informa revenue.


World Biodiesel
Price Report

Publishing margins continue to improve through a good combination of the yield improvements from electronic revenues and cost reductions from print on demand in our book production.

Technological advances in printing mean that Informa is able to print high quality books on demand at comparable costs to bulk printing. This print on demand capability continued to reduce cost, increase revenue and help the environment in 2007. The number of books being printed on demand increased in 2007 by over 50%. The average print run is being economically reduced by a similar percentage.

In addition, some third of our total books catalogue is now available electronically as e-books. Holding 'virtual stock' rejuvenated back lists by keeping out of print books on sale and also reduced Informa's carbon footprint.

In each of Informa's divisions, the successful migration from print to technology based publishing has driven sales growth. Revenue growth in pure digitally designed products is outstripping all other delivery media.

In Informa's Academic and Scientific markets, on-line book sales, with their ability to drive back lists, now represent 30% of total sales. Informa's own purely electronic reference and e-books produced turnover well in excess of £5m and growth in 2007 of 48%.

The successful launch in 2006 of four electronic subject based archives, based on authoritative journals content, has continued well through 2007. Informa now has rich archives in:

- Education
- Business, Management and Economics
- Chemistry
- Physics
- Mathematics & Statistics
- Geography, Planning, Urban and Environment
- Behavioural Science
- Engineering, Computing & Technology
- Health Sciences
- Politics, International Relations and Area Studies
- Strategic, Defence and Security Studies.

With still more in production, journal archive sales have more than tripled in 2007 and now include nationwide agreements in Germany and Greece.

Sales to the commercial, professional and pharmaceutical markets produced over 60% of subscription revenues in 2007.

In the Professional division, growth in subscription revenues for Informa Professional was largely driven by the take-up of on-line products. Expanding from a small base of early adopters, *i-law*, which brings together the core law report archives and in-depth analysis for the niche markets of shipping, insurance, arbitration, construction and intellectual property law, has grown significantly in 2007. Sales to existing clients migrating to the on-line repository are typically 57% higher. Market feedback has been excellent confirming that *i-law's* content depth and functionality is turning it from a research tool into a daily work aid.

Datamonitor also delivers its business intelligence via electronic subscriptions. It was fully integrated into Informa in 2007, contributing £51.1m revenue and £17.6m to adjusted operating profit from the date of acquisition of 13 July 2007. For the year ended 31 December 2007 it achieved a 22% pro forma revenue increase and a pro forma adjusted operating profit rise of 59% on the same period a year earlier.

For the second half of 2007 Datamonitor achieved a strong adjusted operating profit margin of 33% compared to 22% in the first half of the year. The strong second half is the result of a combination of impressive drop through and cost savings from the Informa integration.

Datamonitor continues to execute on its strategy to achieve the dual objective of increasing the total number of subscribers whilst at the same time driving up the number of subscribers spending in the top quadrant of customer yields.

At the end of 2007, Datamonitor had 3,458 subscribers compared with 2,861 at the date of its purchase. In addition Datamonitor had another 3,000+ report buyers. Datamonitor's sales model is to move these single buyers up the value chain to become subscribers. Subscribers spending over £20,000 grew by 20% in 2007 on a full year pro forma basis. Overall renewals were 90%, while clients spending over £20,000 had a 100% retention rate.

Revenue by sector



Sector	% of total revenue
● Energy & Utilities	**2%**
● Finance	**14%**
Health and Pharmaceutical	**20%**
o Humanities & Social Sciences	**28%**
● Industrial	**7%**
● Leisure and Food	**4%**
o Tax, Law and Accounting	**4%**
o Science & Technology	**15%**
● Telecoms	**6%**

Products in all Informa publishing and market facing units are now designed to be media neutral. The flag ship maritime title *Lloyd's List* is a prime example of this. In June this year, to wide spread acclaim, it unveiled a new design as a full-colour compact broadsheet format with increased content. Maintaining the quality ethic underpinning it since 1734, the redesign was merely the front end of a significant investment in a world-leading media neutral publishing system. All transport magazines and newspapers are now migrating into the system, creating a large database of highly structured XML content to combine with Maritime's data driven products and enabling the business to re-purpose content across all titles spurring on-line revenue growth and producing significant cost efficiencies.

Performance Improvement



Multi-national clients rely on us to *close the gap between strategy and execution.* We do it through transforming the **knowledge, skills** and **attitude** of their people.


Sharon Daniels

Left:
Sharon Daniels, President, AchieveGlobal

Performance Improvement


ESI

Performance Improvement (PI) at £225.3m accounted for 20% of Informa's revenue in 2007. Revenues grew on a pro forma basis by 8% reflecting good demand by multi-nationals looking to achieve efficiencies and consistency of best practice performance globally.

The PI businesses experienced strong demand across all industry sectors as well as from the US Federal Government which constitutes approximately 40% of total PI revenues and 85% of Robbins-Gioia's, the Program Management specialists, revenues who represent almost 30% of total PI revenues.

The other two of the three largest PI businesses, AchieveGlobal and ESI, experienced good growth not just in the Government sector but among Fortune 1000 companies with particular increases in financial services, retail, manufacturing and healthcare where organisations looked to them to help drive better results, particularly in these more turbulent times. By using the PI businesses' tailored intellectual property and learning based programmes to change the way employees behave, clients were able to execute strategy and drive measurable results consistently and confidently through their organisations.

A good example of this comes from Forum, the mid size PI company specialising in Leadership and transformational growth, which has been working with American Express to improve the effectiveness of senior leaders moving into new roles. Using Forum's First 90 Days programme as part of their leadership development approach, time to effectiveness in the new role has reduced by 25%. Consequently, Amex is expanding the programme to more leaders and more levels in its organisation.

Revenue by sector



Sector	% of total revenue
● Finance	16%
● Government	43%
● Professional Services	5%
● Pharmaceutical & Healthcare	5%
○ Manufacturing & Industrial	8%
● Hospitality, Leisure, Retail	3%
● IT & Telecoms	11%
○ Energy, Utilities & Transportation	5%
○ Other	4%

Informa's decision to buy back some of the small PI Asian franchises delivered good growth in 2007. ESI's 2006 acquisition and subsequent integration of its Asian distributor and successful launch in India in 2007 has produced good top line growth in Asia significantly ahead of last year.

Similarly Forum and Omega both saw double digit revenue growth in Asia and AsiaPac regions in 2007, significantly ahead of 2006.

AchieveGlobal's purchase of its Taiwan and Greater Chinese franchise operation also produced good results both ahead of budget and 2006. AchieveGlobal is now co-located with ESI and the IIR events business in new offices in Beijing, enabling strong cross promotion and savings in general office and infrastructure costs.

Street sales[6] of AchieveGlobal solutions in 2007 moved to 40% non-US originated and are tracking towards 50% by the end of 2008. Some of AchieveGlobal's largest wins in 2007 such as that of a large multinational confectionery producer, started overseas and then expanded back into the US. From a client perspective 44% of all Achieve engagements are now global, creating a significant competitive advantage as there is no other PI company with Informa's global reach.

ESI is also benefiting from this global footprint. This in conjunction with investment in the EMEA sales force and closer partnering with events sister companies in Dubai, South Africa and Spain, contributed to excellent full year top line growth in EMEA. Total ESI non US revenues now make up almost 30% of the brand's revenues.

In 2007 non-US PI revenues accounted for almost 20% of total PI revenues compared to 10% of revenues produced under the ownership of IIR prior to its acquisition in July 2005.

[6] Street sales equal sale of wholly owned operations and all sales of franchise businesses.

Events

> Geo-cloning of events *succeeds* by **connecting** our **global brands** to our ***local*** **market strength.**




Tariq Zaidi

Left:
Tariq Zaidi, Regional Director, Informa



Events

Events at £408.8m contributed 36% of Informa's revenue in 2007, a 13% pro forma revenue increase. This is the largest growth of any of the Informa revenue streams. It is driven by a continuing focus on "must attend" Large Scale Events (LSE); geo-cloning of these established brands and the ability to seize market opportunities quickly in new geographies, sectors and topic areas.

LSEs create high barriers to entry, good pricing power, substantial levels of repeat business and the opportunity for replications elsewhere in the world, known as 'geo-cloning'. All of these factors have contributed to strong trading in 2007 and position the business well for 2008. The top event brands represent 40% of event revenue and approximately 70% of adjusted operating profit.

In 2007 Informa grew its LSE portfolio by over 20%. Informa continues to benefit from the increased requirement of corporate marketing departments to measure Return-On-Investment in their marketing spend. Sponsorship and Exhibition (SpEx) revenues now represent 28% of total Informa event revenues and over 50% of revenue in the top 200 event brands.

Much of this growth was driven by geo-cloning, taking flagship events with their leading multi-national sponsors and exhibitors, and rolling them out to new territories. Of the top 200 events in 2006, twelve of them were geo-cloned in 2007. Average revenue for each of the cloned events was over £650,000.

The Dubai events business was particularly successful in its geo-cloning, helping to deliver another excellent set of results. It cloned both its *Cityscape* and *Arab Health* brands. In October *Cityscape* Dubai, the world's largest

Event Topic Sector Distribution by Number of Events



Sector	% of events
● Energy & Utilities	7%
● Finance	14%
Health	12%
○ Human Resources	9%
● Industrial	9%
● Leisure	2%
○ Management	10%
○ Marketing	5%
● Other	3%
Public Sector	2%
○ Real Estate/Property/Construction	4%
● Tax Law/Accounting	11%
○ Technology & Telecoms	12%

property event, attracted more than 50,000 participants from 120 countries. Over 1,000 exhibitors showcased their projects and services on 75,000 square metres of exhibition space. Record show revenues were 35% ahead of 2006. In November the first *Cityscape* India was held, beating expectations on both exhibitor and delegate figures and providing a strong platform for further growth in India. The event was also successfully held in Singapore, China, Brazil and Abu Dhabi. In 2008 it will also take place in Russia. The *Arab Health* Abu Dhabi clone was also similarly successful, beating budgeted expectations and delivering significant operating profit in its launch year.

In the Professional division, the geo-cloning strategy is also producing good results. ICBI, the market leading international financial events specialists, has continued to perform strongly all year. In December the business held its largest ever inaugural geo-cloned event with the extension of its LSE, *SuperReturn*, the world's largest private equity conference, to the Middle East. This followed the earlier success of *Funds* Asia in the first half of the year, when ICBI took its flagship mutual funds events, in its 17th year, and attracting over 1,400 participants, to Hong Kong.

Seizing opportunities in emerging markets, in 2007 Informa increased the number of conferences held in China, Czech Republic, Dubai, Singapore, South Africa, Russia and the Ukraine with considerable success.







Academic & Scientific

The **subscription** *mainstay* of the business is getting *even stronger* as **digital delivery** *drives up usage.*

Lindsey Roberts

Left:
Lindsey Roberts, CEO, Informa Healthcare

Academic & Scientific

Revenue increased by 15% to £339.5m in 2007, driven by a strong pro forma growth rate of 9% and contributions from acquisitions, of which Datamonitor contributed £13.9m.

Adjusted operating profit increased by 25% to £96.9m in 2007. The adjusted operating profit margin improved by more than two percentage points from 26.3% to 28.5%, demonstrating good drop through in all of our A&S revenue streams.

Almost 3,000 new books and a continuing e-led invigoration of the back list led to copy sales for the division increasing on a reported basis by 7% and by 5% on a pro forma basis. Taylor & Francis, the academic publisher which merged with Informa in 2004 and constitutes the largest business within this division, continues to gain library market book share.


PAUL WILKINSON

Subscription revenue from journals and electronic archives in Academic & Scientific grew 24% on a reported basis. We achieved pro forma revenue increases of 11% reflecting content growth and frequency increases in a number of journals, particularly in the Humanities and Social Sciences (HSS) area; as well as growth in the total number of subscribers year on year.

Over 90% of subscriptions to our 1,500+ academic journals are now digitally delivered. Informa added over 300 new journals in 2007, a more than four fold increase in new titles, positioning the business well for further growth in 2008.

The Scientific, Technical & Medical (STM) business grew reported revenues by 12% and pro forma revenue by 6%, a two percentage point increase on 2006. Within it, Informa Healthcare, which targets the medical, bioscience and pharmaceutical sectors with a full mix of delivery formats including books, journals, magazines and awards had another strong year achieving for the second year running revenue growth of 12% and adjusted operating profit growth of 16%.

The Informa Healthcare (IHC) team's ability to leverage brands and provide high quality content across multiple delivery formats was proven again as it rolled out both its *Agrow* (the flagship information source providing opinions and analysis for the plant services industry) and *GCPj* (Good Clinical Practice Journal, the market leader in clinical trial news, regulatory updates and peer-reviewed features) brands with two new awards ceremonies.

IHC customers' demand for more market intelligence on key medical technology sectors led to the highly successful launch of two niche information services, *Clinica Diagnostics* and *Clinica Cardiology*, as brand extensions of the market leading *Clinica Medical Technology News* product. Building on the strong news content of *Clinica*, these new services also feature detailed market sector analysis and data as well as in-depth company profiles to provide a comprehensive source of news and intelligence on the medical diagnostics and cardio-vascular equipment markets.

Academic & Scientific



Revenue by Type	% of total revenue
● Events	**10%**
● Copy Sales	**38%**
o Advertising	**3%**
o Subscriptions	**49%**

In HSS, the purchase of Lawrence Erlbaum towards the end of 2006, with an impressive portfolio of 100 titles particularly in behavioural sciences and education, helped drive strong top line growth of 19% to £138.5m. Pro forma revenue growth for the year was 13% reflecting continuing strong growth in both copy and journal sales.

Pro forma adjusted operating profit grew by a strong 28% to £34.0m to produce an adjusted operating profit margin of 25%, compared to 23% in 2006.

The 2007 reorganisation of the HSS books business to a global structure has reduced costs, increased efficiency and improved margins. Informa's market leadership in newer areas of academia, such as media studies, built environments and gender studies, as well as deep relationships with the newer universities, has ensured that we are first to market with newer delivery formats so that, for example, we now have over 100 companion websites to our text books, giving professors extended teaching materials and students more learning tools. This in turn drives higher adoptions of new books and increases revenue.

The events businesses, which represent 10% of the division's revenue, saw good pro forma adjusted operating profit growth of 12% driven primarily by strong performances of their LSEs such as *Clinical Trials Congress, Partnering with Central Labs, Medicaid Drug Rebate Program* and *BioProcess International* which is now widely recognised as the meeting place for the Bioprocess manufacturing industry.

Annual and LSEs now represent almost 45% of the number of conferences held in this division, reflecting a successful migration from more niche, opportunistic events to the more resilient and higher yielding conferences with dual revenue streams (both delegate and SpEx revenue). This duality combined with higher delegate yield, means that almost 70% of event revenue in this division now derives from these larger events.

Academic & Scientific	2007 £'m	2006 £'m	Increase %	Pro forma %
Revenue				
STM	**201.0**	178.7	12	6
HSS	**138.5**	116.5	19	13
	339.5	295.2	15	9
Adjusted Operating Profit				
STM	**62.9**	50.6	24	19
HSS	**34.0**	27.0	26	28
	96.9	77.6	25	22
Adjusted Operating Margin	**28.5**	26.3		





Professional

Original data, expert analysis and *market insight* that keeps Financial Institutions competitive, is **more important today than it has ever been.**

[illegible]

Left:
[illegible] CEO [illegible] Finance & Adam Smith.

Professional


NSURANCE DAY
SUMMIT

Revenue increased by 7% on a pro forma basis to £393.3m representing 35% of Informa's total revenue. Reported revenue growth at a slightly lower 6% was primarily due to the impact of the weaker US dollar. The strong reported revenue increase in Financial Data Analysis (FDA) is due to the Datamonitor and Investment Scorecard acquisitions which have contributed £14.2m.

Adjusted operating profit grew on a reported basis by 11% to £83.9m and on a pro forma basis by 9%.

Performance Improvement (PI), which represented 57% of the division's revenue in 2007 and 20% of Informa's as a whole, was flat on reported revenues due to the impact of the dollar, but increased revenues on a pro forma basis by 8%. Second half trading was slightly ahead of the first half with 52% of full year pro forma revenue coming from the second half and 56% of pro forma adjusted operating profit.

Client revenue renewal rates of over 90% combined with over 100% retained value for another consecutive year contributed to good trading in 2007 and stands the business in good stead for 2008.

Robbins-Gioia (R-G), the programme management specialists who contribute circa 30% of PI revenue, had a strong year. The 2006 $4m investment programme, reported in last year's Annual Report, produced a good return. On a pro forma basis R-G revenue increased by 9% with double digit adjusted operating profit growth.

Omega, the retail financial services specialists and market leaders in credit and commercial lending, who as the second smallest PI business contribute just 4.5% to total PI revenues, experienced a weaker second half year after a strong start to the year, 16% up on 2006, reported in the interim results. As we enter 2008, the credit slow down primarily in the US, as clients took stock of current market conditions, appears to be being replaced by significant new activity as their clients look for proven solutions to their current difficulties.

Financial Data Analysis (FDA) which represented 18% of the division's revenue in 2007 and 6% of the Group's revenue grew revenues and adjusted operating profit by 14% and 15% respectively benefiting from the Datamonitor financial and professional services client base.

On a pro forma basis FDA experienced a slight decline in revenue, partly off-set by cost savings.

Informa Global Markets (IGM), the bond and foreign exchange information provider, which in 2006 experienced a slight decline in pro forma revenue due primarily to consolidation in the banking community, continued to see some attrition in the first half of 2007 which was off-set by growth in the second half, particularly in the EMEA markets, to finish the year slightly ahead of 2006. Despite the challenging markets, IGM achieved year on year margin growth. Given current equity market turmoil, attention to information and analysis of safe harbour alternatives is likely to increase.

International Insider, our Eurobond analysis business, experienced both revenue and profit growth for the year. Informa Global Markets and International Insider combined resources in 2007 and launched a consolidated product suite of capital markets analytical tools, which will continue to be rolled out in 2008.

Informa Research Services (IRS), providing competitive intelligence, market research and mystery shopping services to the financial industry, had a disappointing start to the year. While the core bank rate and fee information business performed well, the market research business experienced sufficient weakness that in the second half of the year we completely restructured it, leaving IRS in a much healthier position for 2008.

Informa Investment Solutions (IIS) with its strong wealth management solution set, finished the year strongly. Having successfully integrated Investment Scorecard, acquired in the first half of the year, IIS drove cross-selling synergies between

Professional



Revenue by Type	% of total revenue
● Events	**19%**
● Performance Improvement	**58%**
● Copy Sales	**1%**
o Advertising	**1%**
o Subscriptions	**21%**

the legacy clients and those acquired with Investment Scorecard to increase revenues substantially. Post acquisition adjusted operating profit growth for Investment Scorecard compared to the same period in the prior year was over 50%.

iMoneyNet, the publishers of the subscription driven Money Fund Report *R*, also saw year on year revenue and adjusted operating profit growth primarily driven by the conversion of traditional data delivery to on-line browser based workflow analysis tools which provide greater yield and extend client engagements.

The strongest growth within the division came from the Finance, Insurance, Law and Tax (FILT) unit which includes Informa Professional, a market facing unit, and legacy IIR specialist finance events businesses in both the UK and the US. With revenues at £95.6m and adjusted operating profit at £26.7m representing 32% of the division's adjusted operating profit, FILT had pro forma revenue and adjusted operating profit growth of 13% and 17% respectively.

The stronger UK Professional performance was led by its move to on-line data services in both the legal and insurance markets. Here, the increased utility and timeliness of web based solutions continues to drive higher client yield, robust revenue renewal and new business acquisition.

Financial events, which includes the market leader in Large Scale Financial Events, ICBI, traded strongly. Revenue increased by double digits year on year whilst still delivering a 30%+ margin. As well as contribution from a small acquisition, growth came from the execution of a number of recurring Informa strategies.

Average delegates and yield increased in our LSEs. In turn, this expansion increased the high margin SpEx revenues as suppliers were eager to have access to senior audiences, with proven, considerable purchasing power.

The Adam Smith brand, specialising in Russia and other emerging central and eastern European markets, saw good productivity and delegate growth as it expanded into other countries such as the Ukraine, taking advantage of the scale and reach of Informa to ensure first mover advantage.

Both ICBI and US Finance successfully geo-cloned a number of their leading events including *SuperReturn* (private equity), *GAIM* (hedge funds) and *Funds* in Asia and the Middle East, taking sponsors and exhibitors to new markets and attracting new local delegates while reducing the reliance on more developed markets.

The weakest part of the division was the small Dutch publishing unit which had flat year on year growth after it reduced its product portfolio, divesting less profitable products following a poor 2006. This unit accounts for 7% of the division's revenue.

Professional	**2007 £'m**	2006 £'m	Increase %	Pro forma %
Revenue				
Performance Improvement	**225.3**	225.8	-	8
Financial Data Analysis	**72.4**	63.6	14	-3
Finance Insurance Law and Tax	**95.6**	83.3	15	13
	393.3	372.7	6	7
Adjusted Operating Profit				
Performance Improvement	**35.3**	34.7	2	10
Financial Data Analysis	**21.9**	19.1	15	-2
Finance Insurance Law and Tax	**26.7**	22.0	21	17
	83.9	75.8	11	9
Adjusted Operating Margin	**21.3**	20.3		





Commercial

In fast moving markets experiencing considerable change, clients look to us to ***highlight opportunity, articulate challenge*** and ***provide*** **in-depth** and **reliable market information.**

Ian Hemming

Left:
Ian Hemming, CEO, Informa Telecoms & Media

Commercial

The Commercial division, which represents 35% of Informa's revenue, increased revenue by 7% on a reported basis to £396.3m and by 12% on a pro forma basis. Growth on reported numbers was lower than pro forma due to the £39m aggregate impact from the absence of the quadrennial *IPEX* print show exhibition which was held in 2006 and the changed relationship for the *3GSM World Congress* under which profits rather than revenues are now shared with the trade association. This arrangement lasts until end of 2009. The impact of this change is to reduce turnover by £18m and has a small impact on adjusted operating profit. The *IPEX* event in 2006 contributed £21m of turnover and £7.7m of operating profit. The *3GSM* and *IPEX* reductions are offset by £30.3m of Datamonitor revenue and £9.1m of adjusted operating profit.


thanol
The New Energ
Paradigm
Biofuels
Finance &
Investment
2007

Adjusted operating profit for the division rose by 22% on a reported basis and by 28%+ on a pro forma basis to £80.1m. A pleasingly 2.5 percentage point margin increase to 20% reflects the good gearing of this division.

With the acquisition of Datamonitor, the successful launch of the Informa Telecoms and Media Intelligence Centre and the growth of Maritime & Commodities highly successful Maritime Intelligence Unit, the mix of revenues in this division has shifted. In 2007 the very resilient subscription revenues grew by 78% to £53.6m.

Regional Events which represented 63% of the division's revenue in 2007 achieved 12% pro forma revenue growth and 27% pro forma adjusted operating profit growth. Reported revenue growth of 4% was lower due to the impact of the weaker US dollar. Adjusted operating profit growth at 10% despite this dollar weakness again demonstrates the ability of Informa's events business to scale the costs within the business and increase margin. The adjusted operating profit margin in 2007 increased to 18.5%.

The powerhouse within the Regional Events unit in 2007 was again the Dubai events business, contributing 21% of revenues and over 35% of adjusted operating profits and growing revenues by 38% year on year.

This growth was primarily driven by successfully leveraging brand strength. Existing shows increased square metres with a 60% profit drop through. This enabled equally profitable growth in sponsorship revenue and yields.

Geo-cloning event brands created a safe new launch vehicle, taking sponsors and exhibitors to new markets. Dubai's most successful 2007 launch was the geo-cloned *Cityscape Abu Dhabi* which contributed a multi-million dollar gross profit at an above average margin.

The German and Dutch conference businesses which between them represent around a third of both revenue and adjusted operating profit of the Regional Event's portfolio built on their strong start to the year to finish well with double digit pro forma adjusted operating profit growth.

Commercial



Revenue by Type	% of total revenue
● Events	**76%**
● Copy Sales	**5%**
○ Advertising	**5%**
○ Subscriptions	**14%**

The remaining smaller regional events businesses which include for example Australia, Brazil, Czech Republic, Denmark, Hungary, India, Italy, Mexico, Poland, Portugal, Singapore, Spain and Sweden, saw a focus on best practice programme development, marketing KPIs, cost control and productivity pay off. The developing markets of South Africa and Singapore had particularly strong year on year conference growth. Denmark, which had a weak start to the year, executed an exceptional turnaround programme and finished the year substantially ahead of 2006. Launch investments in 2007 in Mexico and India are expected to contribute to further good growth in 2008.

Informa Telecoms & Media (ITM) as a market facing unit combines publishing and events revenues. Following the Datamonitor acquisition it now includes the Datamonitor Ovum branded Knowledge Centre. In 2007 ITM contributed 19% of revenue and 29% of adjusted operating profit of the division, and 6.6% and 8.9% respectively of Informa's total revenue and adjusted operating profit. In 2007 ITM grew reported revenue by 14% and adjusted operating profit by 44% with the loss of revenue from the change in the relationship with the telecoms trade association over the *3GSM World Congress* offset by both a rigorous focus on cost control and the benefit of the Datamonitor acquisition.

ITM grew pro forma revenue by 17% and pro forma adjusted operating profit by 23% increasing an already strong adjusted operating margin by over six percentage points to a subscription quality of earnings level of 31%.

ITM's wholly owned GSM world series, branded as the *Com* series of events is growing strongly and the training business continues to roll out its successful MiniMBA series as well as to make strong inroads into the corporate training market. In Asia, ITM's focus on growing its largest events, has also produced good adjusted operating profit growth.

Maritime and Commodities which contributes 18% of the Commercial division's and 6.3% of Informa's revenue, saw 9% reported and 8% pro forma revenue increases translate well into 42% and 38% respectively adjusted operating profit increases. A strong focus on driving subscription revenues in this market facing unit which includes events, advertising, copy sales and subscriptions, has increased the latter to 42% of the unit's revenue. Adjusted operating profit margins have consequently risen by 3 percentage points.

Within Maritime, *Lloyd's Maritime Intelligence Unit* which created a dedicated portal in mid 2006 bringing together various data streams and websites relating to vessel and ownership information, continues to capture strong market appetite for this workflow tool. Reporting on over 28 million vessel positions on a daily basis as well as providing detailed characteristics of over 120,000 vessels and comprehensive information on 163,000 shipping companies, site traffic and client yields continues to grow monthly.

Commodities also finished the year well as, a market facing unit, it continued to repurpose its content and leverage its brands across multiple media. In a perfect example of marrying market expertise with Informa's best practice business stream methodology, it applied Informa's Large Scale Event blueprint to the 10th Anniversary of its *World Ethanol* event in 2007 to increase operating profit by 35%.

Commercial	**2007 £'m**	2006 £'m	Increase %	Pro forma %
Revenue				
Regional Events	**250.7**	241.1	4	12
Telecoms & Media	**74.0**	64.7	14	17
Maritime & Commodities	**71.6**	65.4	9	8
	396.3	371.2	7	12
Adjusted Operating Profit				
Regional Events	**46.5**	42.3	10	27
Telecoms & Media	**23.2**	16.1	44	23
Maritime & Commodities	**10.4**	7.3	42	38
	80.1	65.7	22	28
Adjusted Operating Margin	**20.2**	17.7		

Trading Outlook



We're enjoying a great start to the year. **Combining the speed of a small company, with the resources of a large one**, we're able to capture opportunity where we find it.


Debra Chipman

Left:
Debra Chipman, CEO, IIRUSA, IBCUSA, and Global Life Sciences

Trading Outlook


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orum
und
orum

All three of Informa's divisions and revenue streams have started the year well and are trading in line with our expectations.

Publishing is positioned well for 2008. Renewal rates of over 95% and the addition of 300 new academic journals in the current year combined with content driven price increases underpins both revenue and profit growth in the Academic & Scientific division. In addition, an already robust pipeline of books is further bolstered by the publication of the 5th edition of *Molecular Biology of the Cell*, our leading book title.

Electronic workflow solutions in the Academic & Scientific, Professional and Commercial divisions are all seeing strong client retention and new business wins. Datamonitor in particular has begun the year well; new sales recorded in January were 24% ahead of the same month last year.

As a result of the Datamonitor acquisition, we expect almost 60% of Informa's 2008 profits to come from publishing. 80% of these profits are derived from our subscription products. Almost half of these revenues are already banked. Publishing revenue overall (recognised and deferred) at the end of January accounted for almost a third of expected full year revenue.

The Performance Improvement (PI) businesses have had a solid start to the year, underpinned by 2007 revenue retention of over 90% and good international sales growth. Non US revenue in January is over 20% higher than a year ago.

In December Omega, the financial service specialists who had a weaker second half of 2007, signed two large contracts with US banks both of whom had been significantly impacted by the sub prime turmoil, looking to rebound quickly with reinvigorated market presence. Omega's pipeline is currently over 20% ahead of the same point last year. Total value of opportunities across all PI pipelines supports our growth expectations for this year.

The events businesses have also started the year well. Three of our largest and most established events were held in the first weeks of the year each in a different sector and each achieving the most successful results in their history. *SuperReturn*, the world's largest Private Equity event now in its 11th year, has had record delegate attendance and sponsorship and exhibition (SpEx) revenues. *Arab Health*, the premier Middle East healthcare show, occupied the entire Dubai International Convention & Exhibition Centre, covering more than 60,000sqm of gross space. *Energie*, the German national energy event, attracted more delegates then ever before and increased SpEx revenue by 11%. Newer events, such as *Ukraine Investment*, were also highly successful.

Event revenues (recognised and deferred) are currently significantly ahead of this same point last year. Over 20% of 2008 expected delegate revenues are already booked. At our 2007 events we secured on-site renewals of some 75% of our SpEx clients for this year's events. This strong revenue renewal, coupled with good early new sales with deferred revenues running at double digit growth on prior year, means that we now have firm bookings on a substantial portion of our budgeted 2008 SpEx revenues.

We are of course aware of the current uncertainty in the financial markets, but at this point the board sees no reason to alter its expectations that Informa will deliver another strong performance in 2008.


MAGAZINE



Financial Review

Building high quality finance teams and delivering financial transparency and discipline across all of our business units **ensures we maximise opportunities** to drive improvements in margin and cash flow.

Mark Kerswell



Left:
Mark Kerswell, Acting Finance Director

Financial Review

Informa reported 2007 revenues of £1,129.1m, 9% higher than in 2006 and adjusted operating profit increased by 19% to £261.0m. Adjusted operating profit margins increased from 21% to 23%.

These results reflect the increased scale of the Group and the growth rates and opportunities that have arisen from the combination of the Informa, T&F and IIR businesses and most recently the Datamonitor acquisition. The increase in margin reflects the benefit of operational gearing and a continued focus on cost efficiency across the Group.

Recent acquisitions have traded strongly. In particular, Datamonitor has performed ahead of our acquisition model, reporting post-acquisition revenues of £51.1m and adjusted operating profit of £17.6m.



Revenue

In the year to 31 December 2007, we reported revenues of £1,129.1m, up 9% from the £1,039.1m reported in the same period last year. Datamonitor which was acquired on 13 July 2007 contributed £51.1m to revenue and a further £23m was contributed by other acquisitions.

The weakness in the US dollar throughout 2007 reduced reported pounds sterling revenues by £41m relative to 2006. Also affecting reported 2007 revenues were the change to the relationship with the trade association for the 3GSM World Congress which reduced our revenue from this event by £18m compared to 2006, and the quadrennial IPEX exhibition which contributed £21m to 2006 reported revenues.

Operating Profit

Operating profit increased by 20% to £154.0m from £128.3m in 2006. While operating costs benefited from the impact of a weaker US dollar, the absolute increase in operating costs of 7% includes increases in intangible asset amortisation of 21% and staff costs of 7%.

Included in other expenses and employee benefit expenses are in aggregate £7.7m of restructuring costs which include the costs of integrating acquisitions and restructuring costs associated with a Group wide initiative to rationalise our back office teams within Europe and the UK.

Finance Costs

Net finance costs, which consist principally of interest costs net of interest receivable increased by £22.0m from £41.0m to £63.0m, principally as result of the increase in debt in July 2007 to finance the acquisition of Datamonitor.

Acquisitions and Disposals

The Group has spent £599.0m during 2007 on acquisitions with further detail given in note 35. As well as matching the Group's business criteria and strategy,

the Group continues to apply its rigorous financial investment criteria which are that acquisitions should pay back their initial investment within seven years, be earnings enhancing in their first full year of ownership and associated cash flows must produce a positive net present value within 10 years when discounted at the Group's weighted average cost of capital plus a suitable premium for risk.

The integration of Datamonitor is progressing to plan and the Group expects to realise annualised cost savings of £3m in line with the acquisition model and expects that the post-tax return on invested capital will exceed Informa's cost of capital in the second full year of ownership.

In February 2007 the Group disposed of its interest in Blackwell Publishing Limited. The proceeds on this disposal were £38.9m and the gain on disposal is included within the £33.4m profit on disposal of available for sale investment which is shown on the face of the consolidated income statement.

Taxation

Across the Group tax has been provided at an adjusted tax rate of 25.05% (2006: 26%). This adjusted tax rate benefits from profit generated in low tax jurisdictions including Dubai and Monaco. The effective Group tax charge was 19.5% (2006: 21.6%).

EPS

Basic and diluted EPS are both 46% ahead of 2006.

Adjusted Results

Adjusted operating profit, which is shown in note 8 to these results, is calculated after removing certain items not related to the underlying trading operations of the Group. Adjusted operating profit increased by 19% from £219.1m to £261.0m.

Adjusted operating profit before tax increased 14% to £202.6m from £178.1m and adjusted profit for the period increased by 15% from £132.1m to £151.9m.

Adjusted diluted EPS of 35.5 pence is 14% ahead of 2006.

The Board believes these adjusted operational figures provide additional information to explain the underlying performance and trends across the Group and further details are provided in note 8.

Dividend

As was reported in the interim report for the six months ended 30 June 2007, the Board has reviewed the Group's dividend policy and given the excellent cash flow characteristics of the business and the resilience of its revenue and profit streams decided to set dividend payouts at a range of 2.0 to 2.5 times adjusted earnings per share.

In line with this policy and in recognition of the continued good trading prospects, the Board has recommended a final dividend of 11.3 pence (2006: 8.9 pence) which together with the interim dividend of 5.6 pence represents a total dividend of 16.9 pence (2006: 12.2 pence). This represents an increase of 39% on the 2006 equivalent. The final dividend which is subject to shareholder approval will be payable on 21 May 2008 to ordinary shareholders registered at the close of business on 18 April 2008.

Balance Sheet

Goodwill increased from £1,124.5m to £1,554.3m, including additions from acquisitions of £415.2m and favourable currency movements.

Other intangible assets increased from £921.2m to £1,154.5m, with £317.3m of the increase being attributable to acquisitions, offset by amortisation and currency movements. Also included within this category is £28m in respect of the investment in a series of developments in our group wide operating systems including finance, sales order processing, contact management and marketing.

Property and fixed assets increased to £24.6m from £23.1m, reflecting additions of £8.3m (2006:£9.7m) and additions from acquisitions of £2.3m offset by depreciation.

The reduction in available for sale investments previously shown under current and non current assets includes a reduction of £38.9m following the sale of the shares held in Blackwell Publishing Limited.

Trade and other receivables rose by £54.7m principally due to acquisitions and growth in trade receivables in line with increased trading.

Share capital has been substantially restructured on 19 December 2007. The authorised share capital was reduced by cancelling 9.90 pence of each 10.00 pence share in issue resulting in a reduction of share capital (£42.0m), a reduction in share premium (£505.1m) and the creation of a distributable capital reserve of £547.1m.

The increase in the hedging and translation reserve of £23.6m relates to the net currency impact from retranslating assets and goodwill offset by the conversion of liabilities (principally loans) also held in those same currencies. Additionally there was a net decrease in the fair value of derivatives held of £11.9m.

The decrease in the revaluation reserve of £26.2m reflects the disposal of the Group's investment in Blackwell Publishing Limited.

Net debt increased by £506.5m from £738.4m to £1,244.9m reflecting inter alia an increase in operating cash flows of £59.8m to £279.2m and disposal of available for sale investments of £38.9m offset by investment in acquisitions of £598.9m (of which £497.1m was in respect of Datamonitor), and higher cash out-flows in respect of net interest, capital expenditure and dividend payments. The level of net debt at 31 December 2007 is also impacted by currency movements of £12.9m and by interest being paid as incurred in the second half of the year rather than being accrued as had been the case in the prior year.

The Group continues to generate excellent cash flows and this is reflected in a cash conversion rate (expressed as adjusted cash generated by operations as a percentage of adjusted operating profit, note 36 of the results) of 110% (2006:103%). In 2007, before taking into account spend on acquisitions or proceeds from the sale of assets, the Group generated free cash flow of £77m.

As was outlined in the interim 2007 financial statements, in support of the Datamonitor acquisition, the Group has put in place a new £1.45bn multicurrency 5 year unsecured credit facility. The syndication of the facility was successfully completed in the second half of the year. The facility is structured as a £500m revolving credit facility and a £950m term loan (including foreign currency sub-tranches). The £500m revolving credit facility is repayable at the end of 5 years and the £950m term loan amortises over 5 years, with 5% payable at the end of 2008, 10% at the end of each of 2009 and 2010, 15% at the end of 2011 and the balance on the final May 2012 maturity date. The principal financial covenant ratios under the facility are maximum net debt to EBITDA and minimum EBITDA interest cover, tested semi-annually. At 31 December 2007 both financial covenants were comfortably achieved. The ratio of net debt to EBITDA at 31 December 2007 was 4.3 times and given the strong cash flow of the Group this is expected to drop below 3.75 times by the end of December 2008.

The Group has also entered into interest rate hedging agreements to the extent that approximately 70% of the projected interest cost is effectively covered at fixed rates through 2009, with the percentage hedged gradually decreasing thereafter in line with expected decreases in gearing levels. Based on current market interest rates the Group is currently paying a blended interest rate on its debt of approximately 6.25%.

Provisions shown under current and non current liabilities have increased from £13.3m to £36.6m. The increase is in relation to the Datamonitor acquisition and is split between £22.0m of contingent consideration and £3.0m of property related provisions. This has been partly offset by utilisation of the opening provisions during the year.

Trade and other payables shown under current and non current liabilities of £195.2m have increased by £25.8m from £169.4m. Acquisitions account for the majority of the increase (£21.5m).

The Group's defined pension liabilities disclosed under "retirement benefit obligations" have reduced by £2.8m compared with 31 December 2006 principally due to additional contributions by the Group of £1.2m and actuarial gains of £1.4m.

Deferred revenue which represents income received in advance was up £56.0m (31%) on the same period in 2006 to £237.4m. Adjusted for the impact of acquisitions, deferred income at 31 December 2007 was 9% ahead of the same date last year.


I.

Officers and Advisers

Directors


II.


III.

Key:
I. Peter Rigby
II. David Gilbertson
III. Derek Mapp

Peter Rigby
Chairman (52)

After qualifying as an accountant, Peter Rigby joined Metal Box. In 1981 he moved into the media industry joining Book Club Associates, a joint venture between WH Smith and Doubleday. In 1983 he joined Stonehart Publications which was acquired by International Business Communications (later renamed IBC) in 1986. After two years as Finance Director of IBC, Mr Rigby was appointed Deputy Chief Executive and later its Chief Executive, leading IBC's expansion into North America, Asia and Australia. He became Chairman of Informa Group plc at the Company's inception upon the merger of IBC and LLP in 1998. Mr Rigby was appointed Chief Executive upon the merger of Informa and Taylor & Francis in May 2004. Mr Rigby was reappointed as Chairman of the Company at the 2007 AGM. He is also Non-Executive Chairman of Electric Word plc.

David Gilbertson - *Resigned 17 March 2008*
Chief Executive (51)

David Gilbertson has some 28 years' experience in the information industry having held editorial and management positions with Metal Bulletin, Reuters and Reed Elsevier. He joined LLP in 1987 as Editor of *Lloyd's List*, joining the LLP board in 1992. Mr Gilbertson was a member of the management buy-out team which bought LLP from Lloyd's of London in 1995, becoming its Chief Executive in 1997. He took LLP to flotation on the London Stock Exchange in early 1998 and became Chief Executive of Informa Group plc upon its formation from the merger of LLP and IBC in December 1998. Mr Gilbertson was appointed Managing Director upon the merger of Informa and Taylor & Francis in May 2004 and was reappointed as Chief Executive of the Company at the 2007 AGM. He is also Non-Executive Chairman of John Brown Holdings Limited.

Anthony Foye - *Resigned 31 December 2007*
Finance Director (45)

Anthony Foye joined the Taylor & Francis Group in 1987 as Group Chief Accountant and Company Secretary after qualifying as a Chartered Accountant. In 1994 he was appointed Finance Director of Taylor & Francis Group plc and was instrumental in the company's flotation on the London Stock Exchange in May 1998. Mr Foye was appointed Finance Director upon the merger of Informa and Taylor & Francis in May 2004. He is also a Non-Executive Director of YouGov plc.

Adam Walker - *Joined 28 March 2008*
Finance Director (40)

Adam Walker joined Touche Ross in 1989. Following his qualification as a Chartered Accountant he specialised in corporate finance work. In 1994 he joined Natwest Markets as an Associate Director. In 1998 his team joined Arthur Andersen where he became a Director of Corporate Finance. In 2001 he joined National Express Group plc as Head of Corporate Development, and was appointed to the board as Finance Director in 2003. He took up his appointment as Finance Director of the Company on 28 March 2008.

Derek Mapp
Senior Non-Executive Director[1,2,3] (57)

Derek Mapp joined the board of Taylor & Francis Group plc as a Non-Executive Director in 1998. He is currently Non-Executive Chairman of Staffline Recruitment Group plc and Salmon Developments plc and Executive Chairman of Imagesound plc. He also has a number of other private business interests. Mr Mapp was appointed as a Non-Executive Director upon the merger of Informa and Taylor & Francis in May 2004 and was designated the Senior Independent Director on 10 March 2005. He is also Chairman of the Nominations Committee, Audit Committee and Risk Committee.

Sean Watson

Non-Executive Director[1,2,3] (59)

A solicitor and Senior Corporate Finance Partner at CMS Cameron McKenna, Sean Watson has extensive experience in all areas of corporate law. In 2000 he was appointed as a Non-Executive Director. He is also a Non-Executive Director of TT Electronics plc.

Dr Pamela Kirby

Non-Executive Director[2,3] (54)

Pamela Kirby is currently Chairman of Scynexis Inc., a privately held chemistry-focused drug discovery and development company based in the US. She is also a Non-Executive Director of Smith & Nephew plc, Curalogic A/S and Novo Nordisk A/S. She was previously the Non-Executive Chairman of Oxford Immunotec Limited and was the CEO of US-based Quintiles Transnational Corporation. Prior to joining Quintiles, Dr Kirby held various senior positions in the pharmaceutical industry at Astra AB (now AstraZeneca plc), British Biotech plc (now Vernalis plc) and F. Hoffman-La Roche Limited. She has a PhD in Clinical Pharmacology from the University of London. Dr Kirby was appointed as a Non-Executive Director in September 2004 and chairs the Remuneration Committee.

John Davis

Non-Executive Director[1,3] (45)

John Davis has been Chief Financial Officer of Yell Group plc since 2000. He previously held senior positions within Pearson Plc, where he was latterly Group Finance Director of the FT Group, and Emap plc, which he joined in 1989, where he was Director of Corporate Finance and Treasury between 1995 and 1997. Mr Davis is a Chartered Accountant, having qualified at Price Waterhouse and has a Masters in Management from the Stanford Graduate School of Business. He was appointed as a Non-Executive Director with effect from 1 October 2005.

Dr Brendan O'Neill - *Joined 1 January 2008*

Non-Executive Director[1,2,3] (59)

Brendan O'Neill is a Non-Executive Director of Aegis Group plc, Tyco International Inc, Watson Wyatt Worldwide Inc and of Endurance Speciality Holdings Limited. From 1999 to 2003 he was Chief Executive of ICI plc. Prior to joining ICI in 1998 he was an Executive Director of Guinness plc with responsibility for the Guinness Group's worldwide business brewing interests. He was also Non-Executive Director of Emap plc from 1995 to 2002. He was appointed as a Non-Executive Director with effect from 1 January 2008.

Company Secretary

John Burton

Company Secretary (43)

John Burton is a solicitor and was formerly a partner at CMS Cameron McKenna. In that role, he advised the Group in relation to the LLP and IBC merger in 1998, the acquisition of PJB Publications in 2003, the Taylor & Francis merger in 2004 and the IIR acquisition and rights issue in 2005. He was appointed as Group General Counsel and Company Secretary in June 2006. He is a Non-Executive Director of Greenbottle Limited.

[1] Member of Audit Committee
[2] Member of Remuneration Committee
[3] Member of Nomination Committee

Changes to the Board since 31 December 2007

The following changes to the Board took place on 17 March 2008:

- David Gilbertson stepped down as Chief Executive;
- Peter Rigby ceased to be Chairman and assumed the role of Chief Executive;
- Derek Mapp ceased to be Senior Non-Executive Director and became Non-Executive Chairman; and
- Dr Pamela Kirby was appointed as Senior Non-Executive Director.

In addition, on 1 January and 28 March respectively, Brendan O'Neill and Adam Walker joined the Board. Accordingly neither Brendan O'Neill nor Adam Walker served as a Director during the year ended 31 December 2007.

Key:
IV. Sean Watson
V. Dr Pamela Kirby
VI. John Davis
VII. John Burton

IV.


V.


VI.


VII.


Officers and Advisers

Auditors

Deloitte & Touche LLP
Abbots House
Abbey Street
Reading
Berkshire RG1 3BD

Registrars

Equiniti
Aspect House
Spencer Road
Lancing
West Sussex
BN99 3QQ

Financial Advisers

Greenhill & Co. International LLP
Lansdowne House
57 Berkeley Square
London W1J 6ER

Stockbrokers

Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Public Relations

Maitland
Orion House
5 Upper St Martin's Lane
London WC2H 9EA

Principal Solicitors

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA

Corporate and Risk Information

The Directors present their annual report on the affairs of the Group, together with the financial statements and auditors' report, for the year ended 31 December 2007. This report includes the information set out from pages 10 to page 68 of this document. Notices concerning the limitations on the liability of the Directors and concerning forward looking statements are set out on page 143.

Principal Activities

Informa plc and its subsidiary undertakings provide specialist information to the academic & scientific, professional and commercial communities globally through publishing, events and performance improvement (PI). The subsidiary and associated undertakings principally affecting the profits or net assets of the Group in the year are listed in notes 19 and 20 to the consolidated financial statements.

Information about the development and performance of the business of the Company during the financial year that fulfils the requirements of Section 234ZZB of the Companies Act 1985 is included in the Chairman's and Chief Executive's Review and the Financial Review both of which form part of this report for the purposes of the Companies Act 1985.

As a whole this report provides information about the Group's businesses, its financial performance during the year and likely future developments. Other than as described in this report, there have not been any significant changes to the Group's principal activities during the year under review and the Directors are not aware, at the date of this report, of any likely major changes in the Group's activities in the new financial year. There have been no significant events since the balance sheet date.

Business Review

The results for the year are summarised in the Consolidated Income Statement on page 71 and the related Notes. A review of the Group's business and future prospects is set out in the Chairman's and Chief Executive's Review on pages 10 to 39. In relation to the use of financial instruments by the Group a review is included within note 27 to the consolidated financial statements. There are no significant differences between the market value of any interests in land of the Group and the amount at which those interests are included in the balance sheet.

Dividends

The Directors recommend that a final dividend of 11.3p per ordinary share be paid on 21 May 2008 to ordinary shareholders registered as at the close of business on 18 April 2008 which, together with the interim dividend of 5.6p per ordinary share paid on 5 October 2007, makes a total for the year of 16.9p per ordinary share (2006: 12.2p).

Directors

The names of Directors, are set out on pages 45 and 46, which includes brief biographical details. The following changes to the Board have taken place since 1 January 2007:

- On 15 May 2007, Mr Hooper ceased to be Non-Executive Chairman and retired from the Board.
- On that date Mr Rigby ceased to be Chief Executive and was appointed as Chairman.
- On that date Mr Gilbertson ceased to be Managing Director and was appointed as Chief Executive.
- On 31 December 2007 Mr Foye ceased to be Finance Director and retired from the Board on that date.
- On 23 November 2007 it was announced that Adam Walker was appointed as Finance Director with effect from a date to be fixed in March 2008.
- On 27 November 2007 it was announced that Dr Brendan O'Neill would join the board as Non-Executive Director with effect from 1 January 2008.

The remuneration and interests in the share capital of the Company of the Directors who held office as at 31 December 2007 are set out in the Directors' Remuneration Report on pages 60 to 68.

All the Directors offer themselves for re-election by the shareholders at the next AGM.

Details of the contracts of the Executive and Non-Executive directors with the Company can be found on page 64. No Director was materially interested in any contract of significance.

Directors' Indemnities

As at the date of this report, indemnities are in force under which the Company has agreed to indemnify the directors, to the extent permitted by law and the Company's Articles of Association, in respect of all losses arising out of, or in connection with, the execution of their powers, duties and responsibilities, as directors of the Company or any of its subsidiaries.

The Company has purchased and maintains Directors' and Officers' insurance cover against certain legal liabilities and costs for claims in connection with any act or omission by its directors and officers in the execution of their duties.

Registration

The Company's registered office is at Mortimer House, 37-41 Mortimer Street, London, W1T 3JH. The Company is registered in England and Wales under number 3099067.

Annual General Meeting

The Annual General Meeting will be held on 15 May 2008. The notice is being despatched as a separate document.

Charitable and Political Contributions

The Group made charitable donations during the year of £208,464, principally to local charities serving some of the communities in which the Group operates. No political donations were made.

Supplier Payment Policy

The Company's policy, which is also applied by the Group, is to settle terms of payment with suppliers when agreeing the terms of each transaction, to ensure that suppliers are aware of the terms of payment and to abide by the agreed terms, provided that the supplier has provided the goods or services in accordance with the relevant terms and conditions. Trade payables of the Group at 31 December 2007 were equivalent to 50 days' (2006: 47 days) purchases, based on the average daily amount invoiced by suppliers during the year.

Substantial Shareholdings and Companies Act 1985 Schedule 7 Disclosures

As at 25 February 2008, the Company had been notified in accordance with the Disclosure and Transparency Rules of the UKLA of the following substantial interests in the issued ordinary share capital of the Company:

	Number of shares	% held
Legal & General Investment Management	34,008,569	8.01
Fidelity FMR Corp (US)	21,602,906	5.09
Standard Life Investments	17,519,176	4.13
Marathon Asset Management	16,032,753	3.78
Henderson Global Investors	14,598,489	3.44

As at 25 February 2008, the Company's issued share capital comprised 424,897,800 ordinary shares with a nominal value of 0.1p each. Details of the authorised and issued share capital, together with movements in the issued share capital during the year, are shown in note 28 of the consolidated financial statements.

The rights attaching to the Company's ordinary shares, being the only share class of the Company, are set out in the Company's Articles of Association, which can be found at www.informa.com. Subject to the applicable statutes, any share may be issued with or have attached to it such rights and restrictions as the Company may by ordinary resolution decide or, if no such resolution is in effect or so far as the resolution does not make specific provision, as the Board may decide. No such resolution is currently in effect. Subject to the recommendation of the Board, holders of ordinary shares may receive a dividend. On liquidation, holders of ordinary shares may share in the assets of the Company. Holders of ordinary shares are also entitled to receive the Company's annual report and accounts and, subject to certain thresholds being met, may requisition the Board to convene a general meeting or the proposal of resolutions at annual general meetings. None of the ordinary shares carry any special rights with regard to control of the Company.

Holders of ordinary shares are entitled to attend and speak at general meetings of the Company and to appoint one or more proxies or, if the holder of shares is a corporation, a corporate representative. On a show of hands, each holder of ordinary shares who (being an individual) is present in person or (being a corporation) is present by a duly appointed corporate representative, not being himself a member, shall have one vote and on a poll, every holder of ordinary shares present in person or by proxy shall have one vote for every share of which he is the holder. Electronic and paper proxy appointments and voting instructions must be received not later than 48 hours before a general meeting. A holder of ordinary shares can lose his entitlement to vote at general meetings where that holder has been served with a disclosure notice and has failed to provide the Company with information concerning interest in those shares. Save as set out above, and except as permitted under applicable statutes, there are no limitations on voting rights of holders of a given percentage or number of votes, deadlines for exercising voting rights or arrangements by which, with the Company's cooperation, financial rights are carried by the ordinary shares in the Company are held by a person other than the holder of those shares.

The Directors may refuse to register a transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis or where the Company has a lien over that share. The Directors may also refuse to register a transfer of a certificated share unless the instrument of transfer: (i) is lodged, duly stamped (if necessary), at the registered office of the Company or any other place as the Board may decide accompanied by the certificate for the share(s) to be transferred and/or such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer; (ii) in respect of only one class of shares; (iii) is in favour of a person who is not a minor, bankrupt or a person in respect of whom an order has been made on the ground that such person is suffering from a mental disorder or is otherwise incapable of managing their affairs; or (iv) is in favour of not more than four transferees.

Transfers of uncertificated shares must be carried out using CREST and the Directors can refuse to register a transfer of an uncertificated share in accordance with the regulations governing the operation of CREST.

The Directors may decide to suspend the registration of transfers, for up to 30 days a year, by closing the register of shareholders. The Directors cannot suspend the registration of transfers of any uncertificated shares without obtaining consent from CREST.

There are no other restrictions on the transfer of ordinary shares in the Company except: (1) certain restrictions may from time to time be imposed by laws and regulations (for example insider trading laws); (2) pursuant to the Company's share dealing code whereby the Directors and certain employees of the Company require approval to deal in the Company's shares; and (3) where a shareholder with at least a 0.25% interest in the Company's certificated shares has been served with a disclosure notice and has failed to provide the Company with information concerning interests in those shares. There are no agreements between holders of ordinary shares that are known to the Company which may result in restrictions on the transfer of securities or on voting rights.

Shares are from time to time held by a trustee in order to satisfy entitlements of employees to shares under the Group's share schemes. Usually the shares held on trust are no more than sufficient to satisfy the requirements of the Group's share schemes for one year. The shares held by these trusts do not have any special rights with regard to control of the Company. While these shares are held on trust their rights are not exercisable directly by the relevant employees. The current arrangements concerning these trusts and their shareholdings are set out on page 65.

There are no significant agreements to which the Company is a party that take effect, alter or terminate upon a change of control following a takeover bid (nor any agreements between the Company and its directors or employees providing for compensation for loss of office or employment that occurs because of a takeover bid) except for the Group's banking facilities described in note 27.

The rules for appointment and replacement of the directors are set out in the Company's articles of association. Directors can be appointed by the Company by ordinary resolution at a general meeting or by the Board upon the recommendation of the Nomination Committee. The Company can remove a director from office, including by passing an extraordinary resolution or an ordinary resolution of which special notice has been given or by notice being given by not less than three quarters of the other Directors being not less than three in number.

The powers of the directors are set out in the Company's Articles of Association and provide that the Board may exercise all the powers of the Company including to borrow money up to an aggregate of three times a formula based on adjusted capital and reserves and unamortised goodwill. The Company may by ordinary resolution authorise the Board to issue shares, and increase, consolidate, sub-divide and cancel shares in accordance with its Articles of Association and applicable statutes.

The Company may amend its Articles of Association by special resolution approved at a general meeting. The Company proposes to adopt new Articles of Association at its Annual General Meeting to be held on 15 May 2008 to update the Company's current Articles of Association primarily to take account of changes brought about by the Companies Act 2006.

Purchase of Own Shares

At the end of the year, the Directors had authority, under a shareholders' resolution passed on 15 May 2007, to purchase through the market up to 42,406,766 of the Company's ordinary shares. The minimum price which may be paid for each ordinary share is 10p; the maximum which may be paid for each share is not more than (excluding expenses) per ordinary share than the higher of (i) 5% above the average of the middle market quotations for an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately before the day on which it purchases that share and (ii) the price stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation. This authority expires on 14 August 2008, or if earlier, at the conclusion of the AGM of the Company to be held in 2008.

Going Concern Basis

After making enquiries, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason the Directors continue to adopt the going concern basis in preparing the financial statements.

Employee Consultation

The Group places considerable value on the involvement of its employees and continues to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved principally through formal and informal meetings, email updates and via the Company's global intranet site, which is regularly updated and includes a facility enabling employees anonymously to ask questions of executive management to which answers are also published. Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests.

Mr Rigby (Chairman) and Mr Gilbertson (Chief Executive) have recently launched their own blogs which encourage dialogue from employees on key themes. All employees world-wide are also invited periodically to attend webinars, take part in live on-line polls, and ask Mr Rigby and Mr Gilbertson questions about the business and its future. The webinars, including the results of the polls, are then posted on the Informa intranet so that those employees who are unable to attend can view it.

All UK employees are eligible to participate in the Company's Share Incentive Plan (SIP), an Inland Revenue Approved All Employee Share Incentive Plan offering UK employees the opportunity to purchase annually up to £1,500 of shares in the Company out of pre-tax salary. In addition, from 2008, all US employees are eligible to participate in the Company's US Employee Stock Purchase Plan which offers US employees the opportunity to purchase annually up to $2,940 of shares in the Company at a 15% discount to the prevailing market price.

Disabled Employees

Full consideration is given to applications for employment from, and the continuing employment, training, promotion, career development and promotion of, disabled persons.

Risks and Uncertainties

A number of factors (risk factors) affect the Group's operating results and financial condition. In common with other information providers, the Group's profitability depends in part on the prevailing economic environment and the strength of the academic, professional and business communities to which it sells. In addition, the Group's profitability is dependent on maintaining a strong and highly motivated management team, maintaining brand reputation, quality of information and its ability to use and protect the security of its marketing databases. Risk factors include economic conditions, appetite for the Group's products, government policy and the need to have effective operational systems and processes as follows:

The Group's publishing business could be adversely affected by general economic downturns or declines or disruptions in industries to which it provides information

The publishing industry is sensitive to both general economic and business conditions and can be affected by the condition of specific industries and interest groups such as the professional, financial services, life sciences, technology, pharmaceuticals, telecommunications and maritime industries. Some of these industries have in the past been sensitive to various potential disruptions such as government regulation, war, terrorism, disease, natural disasters and other significant adverse events. A general decline in economic conditions or disruptions in specific industries characterised by falls in spending on published materials could cause a material decline in revenue.

The Group's events business could be adversely affected by general economic downturns, catastrophic events or declines or disruptions in industries that heavily utilized events

The events' market is sensitive to both general economic and business conditions and to specific adverse circumstances, such as acts of terrorism or other catastrophic events. In addition, the events' market can be affected by the condition of industries such as professional, financial services, life sciences, technology, pharmaceuticals, telecommunications and maritime industries. Some of these industries tend to be sensitive to various potential disruptions such as government regulation, war, terrorism, disease, natural disasters and other significant adverse circumstances. A general decline in economic conditions or disruptions in specific industries characterised by falls in spending on events (as spending on events is considered discretionary by some customers) could cause a material decline in revenues, particularly those derived from stage 1 (smaller) events and training courses.

The PI industry could be adversely affected by general economic downturns or declines or disruptions in industries
The PI market is sensitive to both general economic and business conditions. In addition, PI spending can be affected by the condition of industries such as travel, financial services, education, telecommunications, retail and entertainment industries. Some of these industries tend to be sensitive to various potential disruptions such as government regulation, war, terrorism, disease, natural disasters and other significant adverse events. A general decline in economic conditions or disruptions in specific industries characterised by falls in spending on PI expenditure (as this spending may be considered discretionary by customers) could cause a decline in the Group's revenue.

The Group could be impacted if changes in the business model were widely adopted in the academic publishing market
An alternative business model called 'open access' has been put forward that would allow libraries to access all publications freely rather than the current system of acquiring journals from publishers. If this model were to be widely adopted, there could be a material impact on this part of the Group's business. The Group continues to monitor the situation and position itself to respond to changes in the academic market's information requirements.

Low barriers to entry in the events' market
The stage one events and training course markets have relatively low barriers to entry that can lead to rival operators establishing competing events in the Group's core markets. There are several competitors who can establish rival events at relatively low-cost.

The Group is subject to high sensitivity in relation to average delegate attendance
Average delegate numbers at events could fall as a reaction to the economic or political environment. In addition to the general economic, social and political environment, the Group could also see reduced delegate numbers due to changes in the quality of events, a failure to market events successfully, reductions in the appeal of certain events and a decline in the general appetite amongst corporate clients to pay for and send delegates to events. If there is a material decline in average attendance then profitability would be materially reduced due to the operationally geared nature of this business.

Competitive pressures may adversely affect the financial performance of the Group's PI businesses
The Group's PI businesses are subject to significant competitive pressures from large consulting firms on the one hand and small competitors on the other in relation to certain parts of these businesses where the barriers to entry may be low. These businesses also place substantial reliance upon high quality sales people that can be difficult to attract and retain.

Robbins-Gioia Proxy Board Arrangements may limit the control exercisable over the business
The Robbins-Gioia business operates under a Proxy Board Arrangement under the US Exxon-Florio Act which limits the amount of control that the Group can exert over this business. In addition, the ability of the Group to grow the Robbins-Gioia business outside of the United States could be restricted.

PI market is partially reliant on evolving workplace practices and good economic conditions
A significant number of the PI division's products could become out-dated or be overtaken by a competitor's products. The PI business model includes a training component. These businesses also may experience impaired financial performance during tougher economic conditions where businesses may decide not to invest in their people.

The Group's results may be impacted by exchange rate fluctuations
The Group operates in over 70 countries and is therefore exposed to foreign currency rate fluctuations. The Group receives approximately 50% of its revenues in US Dollars and incurs approximately 40% of its costs in US Dollars. A strong Sterling against the US Dollar will reduce the Sterling reported results of the US Dollar businesses. Conversely, a weaker Pound Sterling against the US Dollar will increase the reported results of the US Dollar business. The Group receives approximately 15% of its revenues in Euros and incurs approximately 15% of its costs in Euros. A strong Pound Sterling against the Euro will reduce Sterling reported results of the Euro businesses. Conversely, a weaker Pound Sterling against the Euro will increase the reported results of the Euro businesses. Comparability of the Group's business between financial targets can be significantly affected by fluctuations in the Pound Sterling against other currencies, particularly against the US Dollar and the Euro.

The Group operates in a competitive environment
The markets for the Group's products and services are competitive and this may have adverse consequences. In its academic, specialist and professional publications business, this could lead to pricing pressure and, in turn, reduced profit margins. In its events' business, this may lead to a reduction in the number of delegates and/or the volume of events and the availability of sponsorship.

The Group could fail to attract or retain senior management or other key employees
The failure to attract or retain key employees could seriously impede the financial plans, growth and other objectives of the Group. The success of the Group depends to a substantial extent not only on the ability and experience of its senior management but also on the individuals and teams that service its customers and maintain its client relationships. The Directors believe that the Group's future success will depend, to a large degree, on its ability to attract and retain additional highly skilled and qualified personnel and to expand, train, manage and motivate its employees.

Damage to reputation and or brand could lead to an adverse impact on the Group
The Group's businesses are in part dependent on the success of their branded publications and events. These brands are important in attracting high quality contributors, advertising revenues, speakers, delegates and sponsorship. If the reputation, customer experience or quality of any of the Group's major publications, PI businesses or larger events was to be damaged then there could be an adverse impact on the Group.

The Group's intellectual property rights could be challenged and enforcement of those rights could be costly
A substantial element of the Group's products and services comprise intellectual property content delivered through a variety of media, including journals, books, printed training materials and the internet. Whilst the Group relies on trademark, copyright, patent and other intellectual property laws to establish and protect its proprietary rights in these products and services, it cannot be certain that its proprietary rights will not be challenged, limited, invalidated or circumvented. Despite trademark and copyright protection and similar intellectual property protection laws, third parties may be able to copy, infringe or otherwise profit from its proprietary rights without the Company's authorisation. As regards online content, whilst there is certain internet--specific copyright legislation in the United States and in the European Union, there remains significant uncertainty as to its scope and enforceability. In the United States, copyright laws are increasingly coming under legal challenge.

Data protection and security of databases could be compromised
The Group has valuable databases. If these were damaged or accessed by a competitor then the ability of the Group to operate and access these databases could be adversely impacted. This could have a material adverse impact on the Group's revenue and profits. In addition, access to these databases could enable one of the Company's competitors to compete more effectively.

Internet and electronic delivery platforms, networks or distribution systems
The Group's businesses are increasingly dependent on electronic platforms and distribution systems, primarily the internet, for delivery of their products and services. The Group's ability to use the internet may be impaired due to infrastructure failures, service outages at third party internet providers or increased government regulation. If disruptions, failures, or slowdowns of the Group's electronic delivery systems or the internet occur, its ability to distribute its products and services effectively and to serve its customers may be adversely affected.

Auditors

Each of the persons who is a Director at the date of the approval of this annual report confirms that:

- so far as the Director is aware, there is no relevant audit information of which the company's auditors are unaware; and
- the Director has taken all the steps that he/she ought to have taken as a Director in order to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of the information.

This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

Deloitte & Touche LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.

By order of the Board

John Burton
Company Secretary

27 February 2008

Senior Independent Director's Report

Report on the Corporate Governance of the Company by the Senior Independent Non-Executive Director

On 15 May 2007, Mr Rigby, who had until that time been the Company's Chief Executive for three years, was appointed as Chairman. When this appointment was announced on 14 March 2007, it was also announced that the Board had resolved to make certain governance and reporting changes, including the provision as part of the Annual Report of this report from me as the Senior Independent Non-Executive Director.

The Company is committed to the principles of corporate governance contained in the Combined Code on Corporate Governance that was issued in 2006 by the Financial Reporting Council (the Code) for which the Board is accountable to shareholders. Throughout the year ended 31 December 2007 the Company was in compliance with all the Code provisions set out in Section 1 of the Code except for Code Provision A.2.2. This is because on appointment the Chairman did not meet the independence criteria prescribed by the Code since immediately prior to his appointment, he had been Chief Executive.

In accordance with the Code, the Company's six largest shareholders were consulted as to the proposal that Peter Rigby be made Chairman prior to the appointment being made. In reaching its decision as to the appointment of Mr Rigby as Chairman, the Board considered in particular the complexity of the Group's global operations, the need for management stability at the top of the Group following three years of fundamental changes, and the long-term partnership and proven complementary leadership provided by Peter Rigby and David Gilbertson since 1998.

Together this report and the Directors' Remuneration Report, explain how the Company has applied the principles and supporting principles of Good Governance set out in Section 1 of the Code.

The Board

The Group is controlled through its Board of Directors. The Board's main roles are to create value for shareholders, to provide leadership of the Group, to approve the Group's strategic objectives and to ensure that the necessary financial and other resources are made available to enable those objectives to be met.

A schedule which sets out the matters reserved for the Board's approval is reviewed and updated annually. The specific responsibilities reserved for the Board include: approving the Group's long-term objectives and commercial strategy; approving the Group's annual operating and capital expenditure budgets; reviewing operational and financial performance; approving major acquisitions, disposals and capital projects; reviewing the Group's systems of internal controls and risk management; reviewing the environmental, health and safety policies of the Group; approving appointments to and removals from the Board and of the Company Secretary; and approving policies relating to Directors' remuneration.

The Board has delegated the following activities to the Executive Directors: the development and recommendation of strategic plans for consideration by the Board that reflect the longer-term objectives and priorities established by the Board; implementation of the strategies and policies of the Group as determined by the Board; monitoring of the operating and financial results against plans and budgets; monitoring the performance of acquisitions and investments against plans and objectives; prioritising the allocation of capital, technical and human resources and developing and implementing risk management systems.

The Roles of the Chairman, Chief Executive and Senior Independent Director

The division of responsibilities between the Chairman of the Board, the Chief Executive and the Senior Independent Director is clearly defined.

The Chairman leads the Board and is responsible for organising the business of the Board, setting its agenda and ensuring its effectiveness. The Chairman is also responsible for ensuring that Directors receive accurate, timely and clear information and for effective communication with shareholders. The Chairman facilitates the effective contribution of Non-Executive Directors and constructive relations between the Executive and Non-Executive Directors.

The Chairman also has executive responsibilities, particularly with regard to non-UK operations. Certain functions such as the provision of internal leadership, formulation of strategy, major corporate investment matters and the overall leadership of the Group are divided between the Chairman and the Chief Executive.

The Chief Executive has direct charge of the Group on a day-to-day basis and is accountable to the Board for its operational and financial performance. The Chief Executive is also primarily responsible for implementation of the Company's strategy including ensuring the achievement of the Group's budgets and optimising the Group's resources. He also has primary responsibility for managing the Group's risk profile, identifying and executing new business opportunities and for management development and remuneration.

I have been the Senior Independent Director since 10 March 2005. On 15 May 2007, as a result of the appointment of Peter Rigby as Chairman, the status and scope of this role has been considerably expanded.

I hold separate review meetings with each of the Chairman and the Chief Executive at least quarterly. I am also consulted by the Chairman on a number of major strategic and governance matters including:

- significant issues raised by major shareholders;
- setting the board agenda;
- ensuring constructive relations between the executive and non-executive directors;
- board evaluation; and
- promotion of high standards of corporate governance.

I also chair each of the Audit Committee, the Risk Committee and the Nominations Committee, as well as being a member of the Remuneration Committee. I am also available to meet shareholders on request and to ensure that the Board is aware of any shareholder concerns not resolved through existing mechanisms for investor communication.

Directors and Directors' Independence

As of 31 December 2007 the Board comprised four independent Non-Executive Directors and three Executive Directors, one of whom is the Chairman. In addition, in November 2007, Brendan O'Neill was appointed as a fifth independent Non-Executive Director; his term of office commenced on 1 January 2008. The names of the Directors, together with their brief biographical details, are given on pages 45 and 46. The periods served by each Director during 2007 are set out on page 48.

The Board includes independent Non-Executive Directors who constructively challenge and help develop proposals on strategy and bring strong, independent judgement, knowledge and experience to the Board's deliberations. The independent Directors are of sufficient calibre and number that their views carry significant weight in the Board's decision-making process.

The Board considers all of its Non-Executive Directors to be independent in character and judgement. The Board has considered the independence of Mr S Watson with particular care in view of his position as a partner at the law firm of CMS Cameron McKenna, one of several legal advisers used by the Company. The Board does not consider the relationship between the Group and the law firm to be of a material nature given that the transaction values between the two entities have not exceeded 1% of their respective total revenues during each of the three years ended 31 December 2007. In addition, Mr Watson does not lead any transaction or have any active role in any work undertaken by the law firm on behalf of the Company.

There is an agreed procedure in place for the Directors to obtain independent professional advice, at the Group's expense, should they consider it necessary to do so in order to carry out their responsibilities.

The only significant other professional commitment of the Chairman, Mr P Rigby is his position as Non-Executive Chairman of Electric Word plc.

Professional Development

On appointment the Directors receive relevant information about the Group, the role of the Board and the matters reserved for its decision, the terms of reference and membership of the principal Board committees and the powers delegated to those committees, the Group's corporate governance policies and procedures and the latest financial information about the Group. This is supplemented by visits to key locations and meetings with key senior executives. On appointment Directors are also advised of their legal and other duties and obligations as a Director of a listed company.

Throughout their period in office, the Directors are continually updated on the Group's business and the environment in which it operates, by written briefings and by meetings with senior executives, who are invited to attend and present at Board meetings from time to time. They are also updated on any changes to the legal and governance requirements of the Group and which affect themselves as Directors and are able to obtain training, at the Group's expense, to ensure they are kept up to date on relevant new legislation and changing commercial risks.

Performance Evaluation

The Board utilises a formal and rigorous process, led by the Chairman, for the annual evaluation of the performance of the Board, its principal committees and individual Directors, with particular attention to those who are due for re-appointment. On appointment the Directors are made aware that their performance will be subject to evaluation.

For 2007 the evaluation was performed by the Chairman who conducted a series of focused interviews with each member of the Board in his or her capacity as a Director and, where applicable, as a member or Chairman of a principal committee. The findings and recommendations of the review were presented to the Board as a whole, with a view to implementing any recommendations made to improve the overall effectiveness of the Board during 2008. The Non-Executive Directors, led by me as the Senior Independent Director, also met without the Chairman present to conduct an evaluation of the Chairman's performance.

At the end of 2008 the Board proposes to commission an outside consultancy to carry out the Board evaluation working with the Chairman and Senior Independent Director. This will specifically include consulting some major shareholders about any concerns they may have with the structure of the Board that has been in place since 15 May 2007 and its composition.

Re-election

All of the Company's Directors are subject to annual re-election at the AGM.

The Company Secretary

The Company Secretary is responsible for advising the Board through the Chairman on all governance matters and all Directors have access to the advice and services of the Company Secretary.

Information

Regular reports and papers are circulated to the Directors in a timely manner in preparation for Board and Committee meetings. These papers are supplemented by any information specifically requested by the Directors from time to time.

The Non-Executive Directors receive monthly management reports from the Chief Executive and the Finance Director which enable them to scrutinise the Group's and management's performance against agreed objectives.

Relations with Shareholders

Each of Peter Rigby as Chairman and myself as Senior Independent Director provides the Board with feedback on any issues raised with us by shareholders.

The Executive Directors have frequent discussions with institutional shareholders on a range of issues affecting the Group's performance. These include meetings with the Group's largest institutional shareholders on an individual basis following the announcement of the Group's interim and annual results. In addition, the Group responds to individual ad hoc requests for discussions from institutional shareholders. Following meetings held with shareholders after the interim and annual results announcements, the Board is provided with feedback from each of the Chief Executive, the Group's brokers and its public relations advisers on investor perceptions. External analysts' reports on the Group are also circulated to all Directors, as are monthly reports of significant changes in the holdings of larger investors.

The Annual General Meeting (AGM), for which at least 20 working days' notice is given and where shareholders are invited to ask questions during the meeting and are able to meet with the Directors after the meeting, is normally attended by all the Directors. The number of proxy votes for, against or withheld in respect of each resolution is disclosed at the AGM and a separate resolution is proposed for each item.

The Group's corporate website at www.informa.com contains a wide range of information of interest to both institutional and private investors, including any announcements made by the Company to the Financial Services Authority as well as video recordings of the interim and annual presentations made to analysts.

Internal Control and Risk Management

The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

The Board has an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. In accordance with the Code, the Board regularly reviews this process, which has been in place from 1 January 2007 to the date of approval of this Annual Report.

The Board regularly reviews the effectiveness of the Group's system of financial and non-financial internal controls, including operational and compliance controls, risk management and the Group's high-level internal control arrangements.

The Board's monitoring is based principally on reviewing reports from management to consider whether significant risks have been identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied and indicate a need for more extensive monitoring.

In addition, the Board performs a formal risk assessment, which is embedded through the annual planning cycle into the operations of the Group. Each operating unit prepares a business plan, which sets out detailed objectives, which are submitted to Executive management and the Board for approval. As an integral part of the plan, each operating unit considers the significant risks to its business and to the achievement of the proposed plan.

Risk is measured in terms of impact, inherent risk and residual risk, and takes account of management's control actions in mitigating against both external and internal risk events.

The risk model consolidates unique risk events and aggregated risk categories at both a business unit level and group-wide, and the results are presented to the Risk Committee (a sub-committee of the Audit Committee) which I also chair, and the Audit Committee for discussion and review, and assists in the allocation of Internal Audit (previously known as Group Internal Control) resource to provide assurance on significant risks in its annual plan.

The Audit Committee assists the Board in discharging its review responsibilities. Internal Audit prepares a report for each committee meeting held, providing an update on current projects being undertaken, the results of reviews completed since the prior meeting and the status of all recommendations arising from prior reviews.

Board Meetings and Committees

The number of scheduled Board meetings and committee meetings attended as a member by each Director during the year was as follows:

	Scheduled Board meetings (of 8)	Nomination Committee meetings (of 3)	Remuneration Committee meetings (of 3)	Audit Committee meetings (of 3)
R Hooper*	1	1	1	–
P Rigby	8	3	–	–
D Gilbertson	8	–	–	–
A Foye	8	–	–	–
D Mapp	8	3	3	3
S Watson	7	3	3	3
P Kirby	8	3	3	–
J Davis	6	3	–	2

* Mr Hooper ceased to be Director on 15 May 2007.

Nomination Committee

The Company has established a Nomination Committee whose terms of reference, which were updated by the Board in October 2005, are available on the Company's website.

The membership of the Nomination Committee throughout 2007 comprised the Chairman and the Non-Executive Directors.

The Nomination Committee considers the mix of skills and experience that the Board requires and seeks the appointment of Directors who meet those requirements to ensure that the Board is effective in discharging its responsibilities.

The Nomination Committee met three times during 2007, for the purposes of: (1) following the outcome of the consultation process with the six largest shareholders in relation to the proposal to appoint Mr Rigby as Chairman and Mr Gilbertson as Chief Executive, to make final decisions concerning those two appointments; (2) in relation to the decision to appoint Adam Walker as Finance Director; and (3) as to the appointment of Brendan O'Neill as Non-Executive Director.

Remuneration Committee

The membership of the Remuneration Committee is set out on page 60 in the Directors' Remuneration Report. The Committee's terms of reference, which were updated by the Board in October 2005, are available on the Group website. The Committee's principal responsibilities are to:

- set, review and recommend to the Board for approval the remuneration policy and strategy with respect to the Executive Directors;
- set, review and approve the individual remuneration packages of the Executive Directors including terms and conditions of employment and any changes to the packages; and
- approve the introduction and rules of any Group share-based incentive schemes.

Audit Committee

The membership of the Audit Committee throughout 2007 comprised me, Derek Mapp, as Chairman of the Committee, Mr Watson and Mr Davis. It met three times during 2007.

The Audit Committee has at least one member possessing recent and relevant experience, as described in the Smith Report appended to the Code. I have extensive experience of audit committee procedures, and Mr Davis is a qualified chartered accountant and the Chief Financial Officer of Yell Group plc, a FTSE 100 company.

The Audit Committee monitors the integrity of the Group's financial statements and any formal announcements relating to the Group's performance. The Committee is responsible for monitoring the effectiveness of the external audit process and making recommendations to the Board in relation to the appointment, re-appointment and remuneration of the external auditors. It is responsible for ensuring that an appropriate relationship between the Group and the external auditors is maintained, including reviewing non-audit services and fees. The Committee also reviews annually the Group's system of internal controls and the process for monitoring and evaluating the risks faced by the Group. It reviews the effectiveness of the Group Internal Audit function (which includes business risk management) and is responsible for approving, upon the recommendation of the Chief Executive, the appointment and termination of the head of that function. These responsibilities are principally carried out through the Risk Committee, which is a sub-committee of the Audit Committee.

The Committee meets as appropriate with the Executive Directors and management, as well as privately with both the external and internal auditors.

In 2007 the Committee discharged its responsibilities primarily by:

- reviewing the Group's draft preliminary and interim results statements prior to Board approval and reviewing the external auditors' detailed reports thereon;
- reviewing the Group's pre-close period updates prior to their release;
- reviewing the appropriateness of the Group's accounting policies;
- reviewing regularly the impact on the Group's financial statements of matters such as the adoption of International Financial Reporting Standards;
- recommending to the full Board, which adopted the recommendation, the reappointment of Deloitte & Touche LLP as the Group's external auditors;
- reviewing and approving the audit fee and reviewing non-audit fees payable to the Group's external auditors;
- reviewing the external auditors' plan for the audit of the Group's accounts, which included key areas of scope of work; key risks on the accounts; confirmations of auditor independence and the proposed audit fee and approving the terms of engagement for the audit;
- reviewing the Group's system of controls and its effectiveness;
- reviewing the Group's systems to identify and manage risks (including regular consultation with the Head of Internal Audit);
- reviewing the ongoing reports from Business Risk Management; and
- reviewing post-acquisition reports on integration and performance of significant recent acquisitions compared to plans.

The Audit Committee also monitors the Group's whistleblowing procedures to ensure that appropriate arrangements are in place for employees to be able to raise matters of possible impropriety in confidence, with suitable subsequent follow-up action.

The Committee also undertakes a thorough performance evaluation which is led by me as Chairman of the Committee.

The Audit Committee's terms of reference, which were updated by the Board in October 2005, are available on the Company's website.

Auditor Independence and Objectivity

The Audit Committee regularly monitors the scope of the services and the non-audit services being provided to the Group by its external auditors to review the independence and objectivity of the external auditors, taking into consideration the relevant professional and regulatory requirements, so that these are not impaired by the provision of permissible non-audit services. Any activities that may be perceived to be in conflict with the role of the external auditors must be submitted to the Committee for approval prior to engagement.

Corporate Responsibility (CR)

Mr Keith Brownlie is the senior executive with day to day responsibility for Corporate Responsibility. He served in this capacity throughout 2007. Management of the Group's CR priorities is led by a CR committee which is chaired by the Informa Chairman, Peter Rigby. Meetings are minuted and information fed through to other senior level committees when appropriate. In 2007, initiatives considered include Informa's environmental performance, community activities, best practice for suppliers and ethical guidance for journalists.

The Group also receives input from a number of external parties. During 2007 it received presentations from Cranfield Business School, Plan UK, GeapMedia and the Carbon Neutral Company.

CR priorities have been decided upon using a diverse range of stakeholder insights including:

- In-house expertise from colleagues who provide products and services in the social, environmental or business ethics fields;
- Institutional Investor feedback and insights;
- Our annual staff survey and perennial staff communications;
- Feedback and questions from our institutional customers;
- Dialogue with Trade Unions and NGOs;
- Our Membership of Corporate Responsibility networks such as the MediaCSRForum (www.mediacsrforum.org); and
- Advice from our retained CR advisers.

We can therefore summarise the areas we consider most important to be as follows:

Maintaining trust and integrity in our product range
Many of our customers demonstrate unrivalled loyalty and depend on the information we provide to them. It is our responsibility not to break this trust at any cost, for example by the provision of inappropriate, misleading or sub-standard products and services or the misuse of their information.

Providing a rewarding, fair and inspiring workplace for our staff
The quality of our people is the single greatest advantage we have. We are rich in intellectual capital - our responsibility is to provide a transparent and unbiased meritocracy and invest in human resource tools and techniques to support this.

Maintaining and improving customer service levels
It is our responsibility to anticipate, meet and exceed our institutional and individual customer expectations, whatever they may be. Without them, their support and their referrals we would not be where we are today.

Fostering and encouraging innovation throughout the business
Innovative is a core Informa value. We often hire people because they are innovative and continually innovate and improve the products and services we offer. It is therefore our responsibility to ensure that both internal and external innovation at Informa is allowed to flourish and appropriately rewarded.

Monitoring and managing our operational and product related environmental and climate change impacts
We impact the environment via our day to day business operations and through our product and service footprint. It is our responsibility to monitor, and reduce these impacts where practicable and keep up to date with stakeholder expectations.

Giving back to the communities where we operate
Business and society need to progress hand in hand and Informa has a responsibility to support employees who wish to give back to the communities within which they operate. We believe that this directly improves their working value too.

For more information on specific activities in each of these areas, including performance data and our plans for 2008 please refer to the separate 2007 Corporate Responsibility Report at www.informa.com.

Mr Derek Mapp
Senior Independent Director

27 February 2008

Directors' Remuneration Report

Introduction

This report has been prepared in accordance with Schedule 7A to the Companies Act 1985. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority. As required by the Act, a resolution to approve the Report will be proposed at the Annual General Meeting.

The Act requires the auditors to report to the Company's members on certain parts of this report and to state whether in their opinion those parts of the report have been properly prepared in accordance with the Companies Act 1985. This report has therefore been divided into separate sections for audited and unaudited information.

Unaudited Information

Remuneration Committee

The membership of the Remuneration Committee during 2007 was as follows:

	Period of membership 2007
P Kirby (Chairman of Committee)	1 Jan – 31 Dec
S Watson	1 Jan – 31 Dec
D Mapp	1 Jan – 31 Dec
R Hooper	1 Jan – 15 May

None of the members who served on the Committee during the year had any personal financial interest (other than as a shareholder of the Company), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business. The Committee makes recommendations to the Board.

In determining the Directors' remuneration the Committee consulted the Chairman, about its proposals although no Director played a part in any discussion about his or her own remuneration. The Committee also engaged independent advisers New Bridge Street Consultants LLP (NBS) to provide advice on the structure and operation of Directors' remuneration packages and the Company's share incentive arrangements. NBS do not provide any other services to the Group.

Remuneration Policy

The remuneration of the Executive Directors is prudently designed to provide for a competitive compensation package which reflects the Group's performance against financial objectives and personal performance criteria. It rewards above-average performance and is designed to attract, motivate and retain high-calibre executives. The performance measurement of the Executive Directors and the determination of their annual remuneration packages are undertaken by the Committee.

There are five elements of the remuneration package for Executive Directors as follows:

- basic annual salary;
- benefits;
- annual bonus;
- share incentives; and
- retirement and life assurance benefits.

The Company's policy is that a substantial proportion of the remuneration of the Executive Directors should be performance-related. As described further below, Executive Directors may earn annual bonus payments of up to 100% of their basic salaries, together with the benefits of participation in performance-based share incentive schemes.

The Remuneration Committee is able to consider corporate performance on environmental, social and governance issues when setting the remuneration of the Executive Directors. In its judgment its remuneration policies do not raise environmental, social or governance risks by inadvertently motivating irresponsible behaviour.

Executive Directors are entitled to accept appointments outside of the Company provided that the Chairman determines that it is appropriate. During 2006 Mr Rigby served as Non-Executive Chairman of Electric Word plc, for which he received and retained fees of £12,000. Mr Gilbertson served as Non-Executive Chairman of John Brown Holdings Limited, for which he received and retained fees of £30,000. Mr Foye served as a Non-Executive Director of YouGov plc, for which he received and retained fees of £16,500.

Basic Salary

The basic salaries of the Executive Directors are reviewed by the Remuneration Committee prior to the beginning of each year and upon a change of position or responsibility. In deciding appropriate levels, the Committee considers pay practices in the Group as a whole and makes reference to objective research which gives current information on appropriate comparator groups of companies.

A review at the end of 2007 was undertaken with the assistance of independent remuneration consultants NBS. It included a comparison of benchmark data from three comparator groups of companies - one drawn from the FTSE All Share Media Index, of which the Company is a constituent member, a second drawn from the FTSE All Share Index which comprised companies of a broadly similar size to Informa in terms of market capitalisation, turnover and overseas operations and a third comprising the members of the "old" FTSE 350 Media & Entertainment Sector (this group no longer exists following a reclassification by FTSE but is retained as a helpful third category for competitor purposes). Following its review, the Committee concluded that it was appropriate to increase the annual basic salaries of the Chairman and Chief Executive with effect from 1 January 2008 to the following levels, which reflect the scale of the Group's business, their attendant responsibilities and their continued outstanding performance:

	£'000
P Rigby, Chairman	630
D Gilbertson, Chief Executive	620

In addition, the salary of Mr Walker, the new Finance Director, was fixed at £425,000 p.a. for 2008.

Benefits

Each of the Executive Directors receives a benefit allowance of £25,000 per annum together with private medical insurance cover and permanent health insurance cover.

Annual Bonus

Each of the Executive Directors has the opportunity to earn a bonus of up to 100% of basic salary, subject to the achievement of challenging performance criteria set by the Committee.

In respect of the year ended 31 December 2007, as in the previous year, a bonus of up to 80% of basic salary could be earned based on achievement of a sliding scale of challenging diluted adjusted earnings per share (EPS) targets and up to 20% based on achievement of personal objectives, covering strategic, financial and operational areas. The Remuneration Committee determined that the EPS-related targets had been achieved in full and accordingly a bonus of 80% of basic salary was awarded to each of the Executive Directors. In relation to the achievement of personal objectives, awards of 20% were made to Messrs Rigby and Foye and an award of 10% was paid to Mr Gilbertson (in each case of their respective basic salaries).

The Remuneration Committee continues to consider adjusted diluted EPS to be the most suitable financial measurement to determine performance and align the interests of the Executive Directors with those of the Company's shareholders as this measurement of performance can be directly influenced by the performance of the Executive Directors. The Committee has determined for 2008 not to base any element of bonus on the achievement of personal objectives and instead has resolved that a bonus of up to 100% of basic salary be awarded. The amount of the bonus will be dependent upon achievement of a sliding scale of diluted adjusted EPS for the year ending 31 December 2008 the targets of which are set at levels to encourage and reward the delivery of exceptional levels of performance.

Share Matching Plan

In 2004 and 2005 the Company operated a Share Matching Plan in which the Executive Directors could participate. Following approval at the 2004 Annual General Meeting, the Share Matching Plan was amended to introduce a requirement for the Executive Directors to invest at least 50% of their annual bonuses (net of tax and any other deductions), where such bonus exceeded half of annual basic salary, in the Company's shares. Corresponding awards of free matching shares were then made under the Share Matching Plan. In addition, the requirement was introduced for performance criteria to be achieved in order for the free matching shares to vest. Awards under the amended Share Matching Plan were made in April 2005, as set out on page 66. No further grants will be made under this Plan.

Long Term Incentive Plan

As reported last year, following a review by the Remuneration Committee and after consultation with the Company's principal institutional shareholders undertaken at the beginning of 2006, the Committee concluded that the awards made to the Executive Directors in April 2005 should be the last made under the Share Matching Plan. From 2006 the Executive Directors were invited to participate in the Company's Long Term Incentive Plan (LTIP), which had been introduced and approved by shareholders in 2005.

The first grant of awards to Executive Directors under the LTIP was made in March 2006 and they were given the alternative of:

- a maximum award of 100% of basic salary in the Company's shares, provided they are prepared to sacrifice 5% of that year's basic salary; or
- a maximum award of 50% of basic salary in the Company's shares, with no salary sacrifice required.

The purpose of the higher award for a basic salary sacrifice is to encourage participants to share some of the risk for a greater level of potential benefit and also to help mitigate the cost to the Company of the LTIP. All Executive Directors opted for the maximum award with a 5% sacrifice in basic salary. A further grant of awards was made in April 2007 on the same basis and the Executive Directors again opted for the maximum award with a 5% sacrifice in basic salary.

The awards made to the Executive Directors under the LTIP vest subject to continued employment over a three-year performance period, including the year of award, and the satisfaction of performance conditions which require both that:

- the Company's Total Shareholder Return is at least at the median compared to the companies constituting, at grant, the FTSE All Share Media Index; and
- the Company's average adjusted diluted EPS grows by at least RPI plus 5% per annum (for 20% of the award to vest) increasing to RPI plus 12% per annum (for 100% of the award to vest).

The Committee reviewed these performance conditions at the end of 2007, having taken advice from NBS. As a result, it concluded that the structure and levels of these performance conditions continue to be appropriate, given (i) the Company's current circumstances, (ii) comparative market practice and (iii) as they encourage both the generation of above market returns to shareholders and the delivery of substantial EPS growth.

Share Incentive Plan

From January 2006 the Executive Directors, along with all other UK employees, were eligible to participate in the Company's Share Incentive Plan (SIP), introduced and approved by shareholders in 2005. The SIP is an Inland Revenue Approved All Employee Share Incentive Plan which offers UK employees the opportunity to purchase up to £1,500 of shares in the Company per annum out of pre-tax salary.

Share Options

Prior to their merger in May 2004, both Informa and Taylor & Francis operated discretionary share option schemes for the benefit of the Executive Directors. In the light of changes to the accounting treatment for share options and changing market practice, the Remuneration Committee decided not to grant options to Executive Directors during 2005 and 2006 and does not intend to do so in the foreseeable future. Details of subsisting options granted to the Executive Directors in 2004 and earlier are shown on page 66.

Share Ownership Guidelines

During early 2006 the Remuneration Committee introduced formal share ownership guidelines requiring the Executive Directors to build up, over a three-year period and with pre-existing shareholdings taken into account, a holding in the Company's shares equal to at least one and a half times annual basic salary.

Retirement and Life Assurance Benefits

The Executive Directors are entitled to receive a contribution of 25% of basic salary toward their retirement arrangements. The Company also provides life assurance cover providing for the payment of a lump sum in the event of the insured's death in service.

Mr Gilbertson is a deferred member of the Informa Final Salary Scheme, a defined benefit scheme which provides for a pension on retirement of up to two thirds of final basic salary at the age of 60. Dependants are eligible for dependants' pension and the payment of a lump sum in the event of the member's death in service. Further details of the benefits accrued under the scheme are shown on page 67.

Mr Foye ceased to be an active member of the Taylor & Francis Group Pension and Life Assurance Scheme in April 2006. This is a defined benefit scheme which provides for a pension on retirement of up to two thirds of final basic salary at the age of 63. Dependants are eligible for dependants' pension and the payment of a lump sum in the event of the member's death in service. Further details of the benefits accrued under the scheme are shown on page 67.

Since (1) none of the Executive Directors is an active member of any Group pension scheme and (2) none is eligible to make further tax efficient pension contributions, instead the Company now pays each of them a monthly payment in lieu of pension contributions equal to 25% of basic salary (after deducting any incremental National Insurance costs to the Company).

Performance Graph

The graph below shows the Company's performance, measured by total shareholder return, compared with the performance of the FTSE All Share Media Index, also measured by total shareholder return, in the five-year period ended 31 December 2007. The FTSE All Share Media Index has been selected for this comparison because the Company is a constituent company of that index.

Informa plc Total Shareholder Return vs FTSE All Share Media Index 2003-2007


500
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400
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300
250
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150
100
50
0
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
Informa plc
FTSE Media All Share Media Index

Directors' Contracts

At 31 December 2007 and in accordance with the Company's policy, each of the Executive Directors had service contracts with an indefinite term under which 12 months' notice must be given by the Company or by the Director. In the event of early termination, the contracts for Mr Rigby and Mr Gilbertson provide for compensation equal to basic salary, bonus, benefits allowance and retirement benefit for the notice period.

Each of the Non-Executive Directors has specific terms of appointment, terminable by three months' notice.

The dates of the Directors' original contracts are shown in the table below, although the contracts have been amended from time to time by letter agreement as required to reflect changes to, for example, salary or fee levels. The contracts, which include details of remuneration, will be available for inspection at the Annual General Meeting.

	Date of original contract
Executive Directors	
P Rigby	25 September 1996
D Gilbertson	27 February 1996
Non-Executive Directors	
D Mapp	10 May 2004
S Watson	10 May 2004
P Kirby	3 August 2004
J Davis	19 September 2005
Brendan O'Neill	26 November 2007

Non-Executive Directors

The remuneration of the Non-Executive Directors is determined by the Board within the limits set by the Articles of Association. As stated above, no Director plays a part in any discussion about his or her remuneration. Fees are reviewed annually, taking account of the responsibility and time commitment of the Non-Executive Directors and including a comparison with the level of fees paid by other companies of similar size and complexity.

The basic annual fee payable to Non-Executive Directors in 2007 was £38,300. As Chairman, the total annual fee payable to Mr Hooper was £127,300.

During 2007 the Non-Executive Directors were also paid £2,000 per annum per committee for the additional work performed by them as members of the Nomination, Remuneration and Audit Committees or £3,000 and £10,000 per annum, respectively, as chair of the Remuneration and Audit Committees. With effect from 15 May 2007, Mr Mapp was paid an annual inclusive fee of £100,000 for his enhanced role as Senior Independent Non-Executive Director, together with his position as Chairman of the Audit, Risk and Nomination committees and for his membership of the Remuneration Committee.

Non-Executive Directors are not eligible to participate in any of the Company's share incentive schemes or join any Company pension scheme.

Audited Information

Aggregate Directors' Remuneration

The total amounts for Directors' remuneration were as follows:

	2007 £'000	2006 £'000
Emoluments	3,238	3,080
Compensation for loss of office	511	-
Gains on exercise of share options	2,314	-
Retirement contributions (or cash payments in lieu)	336	321
	6,399	3,401

Directors' Emoluments

	Basic salary/ fees £'000	Bonus accrued £'000	Benefits in kind/allowance £'000	Total 2007 £'000	Total 2006 £'000	Compensation for loss of office £'000
Executive Directors						
P Rigby	570 [1]	600	28	1,198	1,103	-
D Gilbertson	539 [1]	510	28	1,077	1,045	-
A Foye	330	347	27	704	631	480 [2]
	1,439	1,457	83	2,979	2,779	480
Non-Executive Directors						
R Hooper [3]	47	-	-	47	124	31
D Mapp	83	-	-	83	51	-
S Watson	44	-	-	44	43	-
P Kirby	43	-	-	43	42	-
J Davis	42	-	-	42	41	-
Aggregate emoluments	1,698	1,457	83	3,238	3,080	511

[1] These salaries reflect the 5% voluntary salary sacrifice made by each of the Executive Directors in order to maximise their LTIP awards as described on page 62. Bonus payments are payable on the basis of the gross salary.

[2] Mr A Foye was paid £480,016 as compensation for loss of office pursuant to the terms of his service contract, comprising basic salary, benefits allowance, pension entitlement and bonus that would have been earned for the period 1 January - 15 July 2008.

[3] Mr Hooper ceased to be non-executive chairman on 15 May 2007. He was paid compensation for loss of office of £31,000.

The fees shown above for the services of Mr Watson were paid to CMS Cameron McKenna.

Aggregate emoluments disclosed above do not include any amounts in respect of the value of share options granted to or held by Directors, of matching awards made under the Company's Share Matching Plan or of awards under the Company's Long Term Incentive Scheme. Details of these share-based incentives are given below.

Directors' Share Interests

The Directors who held office at 31 December 2007 had the following beneficial interests in the issued share capital of the Company:

	At 31 December 2007 ordinary shares	At 31 December 2006 ordinary shares
P Rigby	636,149	575,857
D Gilbertson	718,038	599,159
A Foye	393,866	355,574
D Mapp	40,496	40,496
S Watson	17,650	17,650
J Davis	10,000	10,000

None of the Directors had any beneficial interests in the shares of other Group companies.

In addition to the beneficial interests in the shares of the Company shown above, during 2007 Messrs Rigby, Gilbertson and Foye were, for the purposes of the Companies Act 1985, regarded as interested in the 2,775 ordinary shares held by Informa Limited, as trustee of the Informa Group Qualifying Employee Share Ownership Trust and in the 297,616 ordinary shares held by Nautilus Trustees Limited, as trustee of the Informa Group Employee Share Trust. Employees of the Group (including Messrs Rigby and Gilbertson) are potential beneficiaries under these trusts.

Other than the purchase of 609 Share Incentive Plan shares each by Messrs Rigby and Gilbertson, there have been no changes in Directors' share interests from 31 December 2007 to the date of this Report.

The above interests exclude any shares awarded under the Share Matching Plan, shown below.

Share Matching Plan

Set out below are the details of matching awards granted under the Company's Share Matching Plan:

	At 31 December 2006	Granted during year	Vested during year	At 31 December 2007	Award date	Vesting date	Expiry date
P Rigby	17,808[1]	-	-	17,808[1]	13.04.04	13.04.07	13.04.14
	105,958[2]	-	-	105,958[2]	19.04.05	19.04.08	19.04.15
D Gilbertson	15,792[1]	-	-	15,792[1]	13.04.04	13.04.07	13.04.14
	101,510[2]	-	-	101,510[2]	19.04.05	19.04.08	19.04.15
A Foye	62,144[2]	-	-	62,144[2]	19.04.05	19.04.08	30.06.08

1 Matching award available for vesting on the third anniversary of the date of grant, but not taken up in 2007.

2 Matching award granted on 19 April 2005 when the market value of the Company's shares was 405.75p (as adjusted for the July 2005 rights issue). The award vests on the third anniversary of the date of grant, subject to continued employment on the anniversary date and on a sliding scale, subject to the achievement of performance targets over the three-year performance period, including the year of grant, as follows:

- one-half share where compound annual adjusted earnings per share growth exceeds the growth in RPI plus 5%;
- two shares where compound annual adjusted earnings per share growth exceeds the growth in RPI plus 12% or more; and
- pro rata on a straight line basis between these two points.

Directors' Share Options

Set out below are the details of options to acquire shares in Informa plc held by the Directors who served during the year. All of the conditions to exercise these options have been satisfied. No share options were granted during 2006 or 2007.

	At 31 December 2006	Lapsed	Exercised	Exercise price (p)	Market price at date of exercise (p)	At 31 December 2007	Exercise period
P Rigby	4,394	-	4,394	179.91	574.00	-	-
	104,737	-	104,737	358.04	574.00	-	-
	58,544	-	-	736.61	-	58,544	20.03.03 to 19.03.10
	91,445	-	-	518.75	-	91,445	07.03.04 to 06.03.11
	125,304	-	125,304	252.38	574.00	-	-
	152,582	-	152,582	333.04	574.00	-	-
	537,006	-	387,017			149,989	
D Gilbertson	111,999	-	111,999	195.54	574.00	-	-
	92,169	-	92,169	358.04	574.00	-	-
	51,520	-	-	736.61	-	51,520	20.03.03 to 19.03.10
	80,384	-	-	518.75	-	80,384	07.03.04 to 06.03.11
	110,148	-	110,148	252.38	574.00	-	-
	134,271	-	134,271	333.04	574.00	-	-
	580,491	-	448,587			131,904	
A Foye	84,620	-	-	307.24	-	84,620	26.04.04 to 30.06.08
	43,305	-	-	334.82	-	43,305	27.05.05 to 30.06.08
	37,969	-	-	227.15	-	37,969	30.04.06 to 30.06.08
	37,969	-	-	227.15	-	37,969	30.04.06 to 30.06.08
	62,372	-	-	304.16	-	62,372	22.03.07 to 30.06.08
	266,235	-	-			266,235	

The market price of the Company's ordinary shares at 31 December 2007 was 461.75p and the range during the year was between 412.25p to 623.50p. The daily average market price during the year was 548.66p.

Directors' Long Term Incentive Schemes

During 2006 and 2007 the Executive Directors were granted conditional awards over shares in the Company under the Long Term Incentive Plan as follows:

	No. of shares	Award date	Vesting date
P Rigby	117,082	29.03.06	31.12.08
D Gilbertson	110,696	29.03.06	31.12.08
A Foye	65,992	29.03.06	15.07.08
	293,770		

	No. of shares	Award date	Vesting date
P Rigby	102,301	25.04.07	31.12.09
D Gilbertson	96,675	25.04.07	31.12.09
A Foye	59,165	25.04.07	15.07.08
	258,141		

These awards will vest proportionately from the beginning of the relevant performance period to this date. The grants were made on the terms described on page 62.

Directors' Pension Entitlements

Two Directors are members of defined benefit pension schemes provided by the Company or its subsidiaries and have accrued entitlements under the schemes as follows:

	Accrued pension 31 December 2006 £'000	Increase in accrued pension in the year £'000	Accrued pension 31 December 2007 £'000
D Gilbertson	34	1	35
A Foye	90	3	93

The following table sets out the transfer values of the Directors' accrued benefits under the schemes calculated in a manner consistent with 'Retirement Benefit Schemes – Transfer Values (GN11)' published by the Institute of Actuaries and the Faculty of Actuaries:

	Transfer value 31 December 2006 £'000	Contributions made by the Director £'000	Increase in transfer value in the year net of contributions £'000	Transfer value 31 December 2007 £'000
D Gilbertson	459	-	19	478
A Foye	739	-	50	789

The following additional information is given to comply with the requirements of the Listing Rules of the Financial Services Authority, which differ in some respects from the equivalent statutory requirements:

	Increase in accrued pension in the year (excluding inflation) £'000	Transfer value of increase in year of accrued pension (excluding inflation and net of Directors' contributions) £'000
D Gilbertson	-	14
A Foye	-	-

The transfer values disclosed above do not represent a sum paid or payable to the individual Director; instead they represent a potential liability of the pension scheme.

Contributions paid by the Company directly to Directors or their nominated retirement investment vehicles in respect of their retirement benefit entitlements were as follows:

	2007 £'000	2006 £'000
P Rigby	133	137
D Gilbertson	126	115
A Foye	77	69
	336	321

Mr Rigby waived all of his entitlement to a bonus for 2006 (£550,000) and an equivalent sum was paid as an employer pension contribution.

Approval

This Report was approved by the Board of Directors and signed on its behalf by:

Dr Pamela Kirby
Chairman of the Remuneration Committee

27 February 2008

Statement of Directors' Responsibilities

The directors are responsible for preparing the Annual Report, Directors' Remuneration Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. The directors are required by the IAS Regulation to prepare the group financial statements under International Financial Reporting Standards (IFRSs) as adopted by the European Union. The group financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that IFRS financial statements present fairly for each financial year the company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and presentation of financial statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The parent company financial statements are required by law to give a true and fair view of the state of affairs of the company. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent; and
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent Auditors' Report to the Members of Informa plc

We have audited the Group financial statements (the 'financial statements') of Informa plc for the year ended 31 December 2007, which comprise the Consolidated Income Statement, the Consolidated Statement of Recognised Income and Expense, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement and the related notes 1 to 41. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of Informa plc for the year ended 31 December 2007.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements. The information given in the Directors' Report includes that specific information presented in the other sections of the Annual Report that is cross referred from the Financial Review section of the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2007 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the Group financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Reading

27 February 2008

Consolidated Income Statement

For the Year Ended 31 December 2007

	Notes	Year ended 2007 £'000	Year ended 2006 £'000
Continuing operations			
Revenue	5	**1,129,098**	1,039,142
Change in inventories of finished goods and work in progress		**2,009**	2,513
Raw materials and consumables used		**(378,880)**	(349,930)
Employee benefit expense	9	**(318,586)**	(297,248)
Depreciation expense	18	**(9,066)**	(9,113)
Amortisation of intangible fixed assets	17	**(104,957)**	(86,656)
Impairment of goodwill	16	**-**	(515)
Impairment of available for sale investments	21	**(755)**	-
Other expenses		**(164,893)**	(169,897)
Operating profit		**153,970**	128,296
Profit/(loss) on disposal of available for sale investment	21	**33,365**	(812)
Finance costs	10	**(67,763)**	(45,654)
Investment income	11	**4,793**	4,670
Profit before tax		**124,365**	86,500
Tax charge	12	**(24,279)**	(18,653)
Profit for the year		**100,086**	67,847
Attributable to:			
- Equity holders of the parent	29	**99,192**	67,368
- Minority interests	30	**894**	479
Earnings per share	15		
- Basic (p)		**23.40**	15.98
- Diluted (p)		**23.32**	15.91

Consolidated Statement of Recognised Income and Expense

For the Year Ended 31 December 2007

	Notes	Year ended 2007 £'000	Year ended 2006 £'000
(Loss)/gain on cash flow hedges	29	**(16,577)**	4,800
Loss on translation of foreign operations	29	**(9,781)**	(62,590)
Actuarial gains on defined benefit pension schemes	39	**1,375**	6,817
Tax on items taken directly to equity	24	**11,457**	(8,871)
Revaluation of available for sale investment	21	**-**	33,390
Net loss recognised directly in equity		**(13,526)**	(26,454)
Transferred to profit or loss on cash flow hedges	29	**(1,904)**	(2,572)
Profit for the year		**100,086**	67,847
Total recognised income and expense for the year		**84,656**	38,821
Attributable to:			
- Equity holders of the parent		**83,762**	38,342
- Minority interests	30	**894**	479

Consolidated Balance Sheet

At 31 December 2007

	Notes	2007 £'000	2006 £'000
ASSETS			
Non-current assets			
Goodwill	16	**1,554,351**	1,124,529
Other intangible assets	17	**1,154,534**	921,229
Property and equipment	18	**24,603**	23,143
Available for sale investments	21	**257**	1,012
Deferred tax assets	24	**31,835**	19,900
Derivative financial instruments	27 (b), 27 (d)	**1,990**	6,339
		2,767,570	2,096,152
Current assets			
Inventory	25	**31,523**	33,601
Available for sale investments	21	**-**	38,943
Trade and other receivables	22	**247,647**	192,987
Cash and cash equivalents	23	**23,973**	19,478
Derivative financial instruments	27 (b), 27 (d)	**790**	1,357
		303,933	286,366
Non-current assets classified as held for sale		**2,247**	2,247
Total assets		**3,073,750**	2,384,765
EQUITY AND LIABILITIES			
Capital and reserves			
Called up share capital	28	**425**	42,327
Share premium account	29	**-**	501,310
Reserve for shares to be issued	29	**5,394**	2,803
Merger reserve	29	**496,400**	496,400
Other reserve	29	**37,398**	37,398
ESOP trust shares	29	**(1,955)**	(3,332)
Revaluation reserve	29	**-**	26,190
Hedging and translation reserve	29	**(83,574)**	(59,954)
Capital reserve	29	**547,075**	-
Retained losses	29	**(73,312)**	(111,742)
Equity attributable to equity holders of parent		**927,851**	931,400
Minority interests	30	**612**	589
Total equity		**928,463**	931,989
Non-current liabilities			
Long-term borrowings	26	**1,205,427**	654,847
Deferred tax liabilities	24	**293,151**	244,320
Retirement benefit obligation	39	**8,437**	11,219
Provisions	31	**28,027**	11,769
Trade and other payables	32	**5,725**	3,287
Derivative financial instruments	27 (b), 27 (d)	**13,142**	-
		1,553,909	925,442
Current liabilities			
Short-term borrowings	26	**63,396**	103,041
Current tax liabilities		**92,483**	75,227
Provisions	31	**8,616**	1,558
Trade and other payables	32	**189,523**	166,136
Deferred income	33	**237,360**	181,372
		591,378	527,334
Total liabilities		**2,145,287**	1,452,776
Total equity and liabilities		**3,073,750**	2,384,765

These financial statements were approved by the Board of Directors on 27 February 2008 and were signed on its behalf by:

Peter Rigby
Director

David Gilbertson
Director

Consolidated Cash Flow Statement

For the Year Ended 31 December 2007

	Notes	Year ended 2007 £'000	Year ended 2006 £'000
Operating activities			
Cash generated by operations	36	**279,160**	219,358
Income taxes paid		**(30,970)**	(32,466)
Interest paid		**(84,340)**	(42,845)
Net cash from operating activities		**163,850**	144,047
Investing activities			
Investment income		**4,459**	4,670
Proceeds on disposal of property, equipment and non-current assets classified as held for sale		**105**	2,996
Purchases of intangible software assets	17	**(25,666)**	(13,936)
Purchases of property and equipment	18	**(8,332)**	(9,705)
Disposal of available for sale investments	21	**38,893**	-
Acquisition of subsidiaries and businesses	35	**(598,984)**	(136,207)
Net cash used in investing activities		**(589,525)**	(152,182)
Financing activities			
Dividends paid	14	**(61,520)**	(39,160)
Repayments of borrowings	36	**(1,073,971)**	(352,185)
New bank loans raised	36	**1,555,467**	397,514
Repayments of obligations under finance leases	36	**(8)**	(28)
Proceeds from the issue of share capital	28	**3,863**	4,659
Net cash from financing activities		**423,831**	10,800
Net (decrease)/increase in cash and cash equivalents		**(1,844)**	2,665
Cash and cash equivalents at beginning of year net of overdrafts		**18,750**	16,085
Cash and cash equivalents at end of year net of overdrafts	23	**16,906**	18,750

1 General Information

Informa plc is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is given on page 49. The nature of the Group's operations and its principal activities are set out in Note 6 and in the Corporate and Risk Information section of the Directors' Report on page 48.

These financial statements are presented in pounds sterling (GBP) because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out in Note 3.

Adoption of new and revised Standards

In the current year, the Group has adopted IFRS 7 *Financial Instruments: Disclosures* which is effective for annual reporting periods beginning on or after 1 January 2007, and the related amendments to IAS 1 *Presentation of Financial Statements.*

The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the Group's financial instruments and management of capital (see Note 27).

Four Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period:

IFRIC 7 *Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies*
IFRIC 8 *Scope of IFRS 2*
IFRIC 9 *Reassessment of Embedded Derivatives*
IFRIC 10 *Interim Financial Reporting and Impairment*

The adoption of these Interpretations has not led to any changes in the Group's accounting policies.

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but have not yet come into effect:

IFRS 8 *Operating Segments*
IAS 23 *Borrowing Costs - Revised*
IFRIC 11 *IFRS 2 - Group and Treasury Share Transactions*
IFRIC 12 *Service Concession Arrangements*
IFRIC 13 *Customer Loyalty Programmes*
IFRIC 14 *IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional segment disclosures when IFRS 8 comes into effect for periods commencing on or after 1 January 2009.

2 Basis of Preparation

The financial statements have been prepared in accordance with IFRS adopted by the European Union and therefore comply with Article 4 of the EU IAS Regulations.

Management believe that adjusted operating profit (Note 8) and adjusted earnings per share (Note 15) provide additional useful information on underlying trends to shareholders. These measures are used for internal performance analysis and incentive compensation arrangements for employees. The term adjusted is not a defined term under IFRS and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to IFRS measurements of profit. The principal adjustments made are in respect of:

- Restructuring costs – the costs incurred by the Group in reorganising and integrating acquired businesses, non-recurring business restructuring, closure or disposal of businesses and costs associated with Board level changes;
- Amortisation and impairment of acquired intangible fixed assets – the Group continues to amortise these intangible fixed assets and test for impairment of these assets but does not see these charges as integral to underlying trading;
- Finance income and costs – gains/losses made on exchange contracts for hedging capital transactions which do not qualify for hedge accounting in accordance with IAS 39 "Financial Instruments: Recognition and Measurement";
- Bank facility fees written off – capitalised facility fees are amortised over the loan periods but where syndicated loan facilities have been terminated early and new facilities undertaken on funding major acquisitions, the unamortised fees are immediately expensed. This accelerated expense is not viewed as being part of operating activities and is thus excluded from the adjusted results; and
- Discontinuing activities – where the Group is in the process of exiting a major geographical location or line of business, having announced the decision but still being in the process of winding down trade.

The Group's operations are split into three broad market sectors of Academic & Scientific, Professional, and Commercial. These divisions are further analysed into more specific segments which bring together products in comparable market areas under common business heads. This is how the Group's operational management is structured and its results are reviewed and thus form the primary reporting segments (Note 6).

3 Accounting policies

Basis of accounting

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain assets and financial instruments. The principal accounting policies adopted, all of which have been consistently applied, are set out below.

Basis of consolidation

The consolidated financial statements incorporate the accounts of the Company and all of its subsidiaries and joint ventures. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. The results of subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the results of acquired subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expense are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity and consist of the amount of those interests at the date of the original business combination plus their share of changes in equity since that date.

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control, which is when the strategic and operating policy decisions require the unanimous consent of the parties sharing control. The arrangements the Group has entered into involve the establishment of a separate entity in which each venturer has an interest. The Group reports its interests using proportionate consolidation and combines its share of the assets, liabilities, income and expense with the equivalent items in the consolidated financial statements on a line by line basis.

Revenue

Revenue is measured at the fair value of consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes, and provisions for returns and cancellations.

Subscription income is deferred and recognised over the term of the subscription. Conference income is deferred and recognised when the conference is held. Income from managed events represents fees earned and is recognised when the event is held. Consulting and training revenues are recognised as services are delivered. Where consultancy services are provided over a period of time, revenue is recognised using the stage of completion method when the outcome of the contract can be measured reliably. The stage to completion is determined with regard to key milestones in the contract being attained and the percentage of services performed under the contract as a percentage of the total services to be performed. Royalty revenue is recognised as the franchisee recognises their revenue.

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of an acquisition is measured at the aggregate of fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognised at their fair value at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for resale in accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", which are recognised and measured at fair value less costs to sell.

3 Accounting policies continued

Goodwill

Goodwill arising on the acquisition of subsidiary companies and businesses is calculated as the excess of purchase consideration over the fair value of net identifiable assets and liabilities at the date of acquisition. It is recognised as an asset at cost, assessed for impairment at least annually and subsequently measured at cost less accumulated impairment losses. Any impairment is recognised immediately in the Income Statement and is not subsequently reversed.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash generating units, as defined by the Board for internal management purposes, expected to benefit from the combination. Goodwill is tested for impairment annually or more frequently when there is an indication that it may be impaired. Where an impairment test is performed a discounted cash flow analysis is carried out based on the cash flows of the cash generating unit compared with the carrying value of that goodwill. Management estimate the discount rates as the risk affected cost of capital for the particular cash generating units. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit.

Upon disposal the attributable carrying value of goodwill is included in the calculation of the profit or loss on disposal.

Intangible assets

Intangible assets are initially measured at cost. For business combinations, cost is calculated based on the Group's valuation methodologies (Note 4). These assets are amortised over their estimated useful lives on a straight line basis, which are as follows:

Book lists	20 years
Journal titles	20 - 40 years
Database content and intellectual property	4 - 10 years
Large scale events and exhibitions	8 - 10 years

Software, which is not integral to a related item of hardware, is included in intangible assets. Capitalised internal-use software costs include external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll related costs for employees who are directly associated with, and who devote substantial time to, the project. Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its internal purpose. These costs are amortised over their expected useful lives which are deemed to be 3-10 years.

The expected useful lives of intangible assets are reviewed annually.

Property and equipment

Property and equipment is recorded at cost less accumulated depreciation and provision for impairment. Depreciation is provided to write off the cost less the estimated residual value of property and equipment on a straight line basis over the estimated useful lives of the assets. The rates of depreciation are as follows:

Freehold buildings	50 years
Leasehold land and buildings	Over life of the lease
Equipment, fixtures and fittings	3 - 15 years
Freehold land is not depreciated	

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the net sale proceeds and the carrying amount of the asset and is recognised in the Income Statement.

3 Accounting policies continued

Impairment of tangible and intangible assets excluding goodwill

At each Balance Sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Non-current assets classified as held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Inventory

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and expenses incurred in bringing the inventory to its present location and condition. Net realisable value represents the estimated selling price less marketing and distribution costs expected to be incurred.

Foreign currencies

Transactions in currencies other than the entity's functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the Balance Sheet date are retranslated at the rates ruling at that date. These translation differences are disclosed in the Income Statement.

Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the Income Statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

The balance sheets of foreign subsidiaries are translated into pounds sterling at the closing rates of exchange. The results are translated at an average rate, recalculated for each month between that month's closing rate and the equivalent for the preceding month.

Foreign exchange differences arising from the translation of opening net investments in foreign subsidiaries at the closing rate are taken directly to the hedging and translation reserve. In addition, foreign exchange differences arising from retranslation of the foreign subsidiaries' results from monthly average rate to closing rate are also taken directly to the Group's hedging and translation reserve. Such translation differences are recognised in the Income Statement in the financial year in which the operations are disposed of. The translation movement on matched long-term foreign currency borrowings, qualifying as hedging instruments under IAS 39, are also taken directly to the hedging and translation reserve.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

3 **Accounting policies** continued

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases and hire purchase contracts are capitalised at their fair value on the inception of the lease and depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The corresponding liability to the lessor is included in the Balance Sheet as a finance lease obligation. Finance charges are allocated over the period of the lease in proportion to the capital amount outstanding and are charged to the Income Statement.

Operating lease rentals are charged to the Income Statement in equal annual amounts over the lease term.

Rental income from sub leasing property space is recognised on a straight line basis over the term of the relevant lease and is matched with the corresponding payments made under the head lease.

Taxation

The tax expense represents the sum of the current tax payable and deferred tax.

Current tax is based on taxable profit for the year. Taxable profit differs from net profit as reported in the Income Statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the Balance Sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax nor accounting profit.

Deferred tax is calculated for all business combinations in respect of intangible assets and properties. A deferred tax liability is recognised to the extent that the fair value of the assets for accounting purposes exceeds the value of those assets for tax purposes and will form part of the associated goodwill on acquisition.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, including interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each Balance Sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the Income Statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

3 Accounting policies continued

Pension costs

Certain Group companies operate defined contribution pension schemes for employees. The assets of the schemes are held separately from the individual companies. The pension cost charge associated with these schemes represents contributions payable and is charged as an expense when they fall due.

The Group also operates funded defined benefit schemes for employees. The cost of providing these benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each Balance Sheet date. Past service cost is recognised immediately to the extent the benefits are vested, and otherwise are amortised on a straight line basis over the average period until the benefits become vested. The current service cost and the recognised element of any past service cost are presented within Operating Profit. The interest cost arising on the pension liability less the interest return on the scheme assets is presented within Finance Costs. Actuarial gains and losses are recognised in full in the period in which they occur, outside of the Income Statement and in the Statement of Recognised Income and Expense. The expected return on scheme assets reflects the estimate made by management of the long-term yields that will arise from the specific assets held within the pension scheme.

The retirement benefit obligation recognised in the Balance Sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost and the fair value of any relevant scheme assets.

Share-based payments

The Group issues equity settled share-based payments to certain employees. A fair value for the equity settled share awards is measured at the date of grant. The fair value of the Share Options and Long Term Incentive Plan is measured using the Binomial or Monte Carlo model of valuation, which are considered to be the most appropriate valuation techniques. The valuation takes into account factors such as non-transferability, exercise restrictions and behavioural considerations. To assign a fair value to share awards granted under the Share Matching Plan where the proportion of the award released is dependent on the level of total shareholder return, the Monte Carlo Simulation methodology is considered the most appropriate.

An expense is recognised to spread the fair value of each award over the vesting period on a straight line basis, after allowing for an estimate of the share awards that will actually vest. The estimate of vesting is reviewed annually, with any impact on the cumulative charge being recognised immediately.

Financial Assets

Financial assets are recognised on the Group's Balance Sheet when the Group becomes a party to the contractual provisions of the instrument.

Financial assets are classified into the following categories: loans and receivables, cash and cash equivalents, and available for sale investments. The classification is determined by Management upon initial recognition, and it is based on the purpose for which the financial assets were acquired.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for all debt instruments within the Group.

Loans and receivables

Trade receivables, loans and other receivables are measured on initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method, less any impairment.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and demand deposits, and other short-term highly liquid investments that are readily convertible (with a maturity of three months or less) to a known amount of cash and are subject to an insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the Cash Flow Statement.

3 Accounting policies continued

Available for sale investments

Listed and unlisted shares held by the Group that are traded in an active market are classified as being available for sale and are stated at fair value. Fair value is determined in the manner described in Note 21. Gains or losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the Income Statement for the period. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognised in the investments revaluation reserve is included in profit or loss for the period.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each Balance Sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For unlisted shares classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial reorganisation.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 37 days (2006: 32 days), as well as observable changes in national or local economic conditions that correlate with default on receivables. A specific provision will also be raised for trade receivables when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 90 days overdue) are considered indicators that the trade receivable is impaired.

For financial assets carried at amortised cost, the amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of a provision account. When a trade receivable is considered uncollectible, it is written off against the provision account. Subsequent recoveries of amounts previously written off are credited against the provision account. Changes in the carrying amount of the provision account are recognised in the Income Statement.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

3 Accounting policies continued

Financial liabilities and equity instruments issued by the Group

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Financial guarantee contract liabilities

Financial guarantee contract liabilities are measured at the amount of the obligation under the contract, as determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets".

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis in the Income Statement using the effective interest rate method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Finance costs

Finance costs of debts are capitalised against the debt value on first drawdown of the debt and are recognised in the Income Statement using the effective interest rate method.

Trade payables

Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortised cost using the effective interest rate method, with interest expense recognised on an effective yield basis.

The effective interest rate method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group's obligations are discharged, cancelled or they expire.

3 Accounting policies continued

Derivative financial instruments and hedge accounting

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The derivative instruments utilised by the Group to hedge these exposures are primarily interest rate swaps. The Group does not use derivative contracts for speculative purposes.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

- hedges of a particular risk associated with a recognised asset or liability or a highly probable forecast transaction (cash flow hedge); or
- hedges of a net investment in a foreign operation (net investment hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the Income Statement. If the cash flow hedge of a firm commitment or forecast transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the Income Statement in the same period in which the hedged item affects net profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the Income Statement as they arise.

Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the Income Statement for the period.

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

Further details of derivative financial instruments are disclosed in Note 27.

ESOP trust shares

Own shares deducted in arriving at shareholders' funds represent the cost of the Company's ordinary shares acquired by the Employee Share Option Plan (ESOP) trusts in connection with certain of the Group's employee share schemes.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle the obligation at the Balance Sheet date, and are discounted to present value where the effect is material.

Restructuring provisions are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to the affected parties.

4 Critical accounting judgments and key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the Balance Sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Valuation and asset lives of separately identifiable intangible assets

In order to determine the value of the separately identifiable intangible assets on the acquisition of a business combination, management are required to make estimates when utilising the Group's valuation methodologies. These methodologies include the use of discounted cash flows, revenue and gross profit multiples. Asset lives are estimated based on the nature of the intangible asset acquired and range between 3 and 40 years.

Valuation of share-based payments

In order to determine the value of share-based payments, management are required to make an estimation of the effects of non-transferability, exercise restrictions, and behavioural considerations. The expected volatility is determined by calculating the historical volatility of the Company's share price calculated over one, two and three years back from the date of grant. The list of inputs used in the Binomial and Monte Carlo Simulation models to calculate the fair values are provided in Note 40.

Valuation of financial instruments at fair value

Management have made a number of assumptions with regards to the models used to value financial instruments at their fair value at year end. Valuation techniques commonly used by market practitioners are applied. Note 27 details the methods used to value the primary financial instruments held or issued to finance the Group's borrowing requirements and the derivative financial instruments held to manage the interest rate profile.

For derivative financial instruments, assumptions are made based on quoted market rates adjusted for specific features of the instrument. Other financial instruments are valued using a discounted cash flow analysis based on assumptions supported, where possible, by observable market prices or rates.

Impairment of goodwill and other intangible assets

There are a number of assumptions management have considered in performing impairment reviews of goodwill and intangible assets, as determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the directors to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Note 16 details the assumptions that have been applied.

Pension assumptions

There are a number of assumptions management have considered on the advice of actuaries which have an impact on the results of the valuation of the pension scheme liabilities at year end. The most significant assumptions are those relating to the rate of return on investments and the rates of increase in salaries and pensions. Note 39 details the assumptions which have been adopted.

Contingent consideration

Contingent consideration relating to acquisitions has been included based on management estimates of the most likely outcome (Note 31).

5 Revenue

An analysis of the Group's income is as follows:

	Note	2007 £'000	2006 £'000
Sale of goods		**393,686**	368,734
Rendering of services		**730,711**	665,567
Royalties		**4,701**	4,841
		1,129,098	1,039,142
Investment income	11	**4,793**	4,670
		1,133,891	1,043,812

6 Business and Geographical Segments

Business segments

For management purposes, the Group is currently organised into three operating divisions, Academic & Scientific, Professional and Commercial. These divisions are the basis on which the Group reports its primary segment information. The principal activities are as follows:

Academic & Scientific – this division provides a portfolio of publications, events and data services for academic and commercial users in the Scientific, Technical & Medical areas and Humanities & Social Sciences areas.

Professional – this division comprises Financial Data Analysis, which focuses on the electronic delivery of news, data and information solutions to the global financial services industry; Performance Improvement, which provides performance analysis, diagnostics and customised training for corporate and government organisations; and Finance, Insurance, Law & Tax based in the UK and Holland, which contains the finance, legal, media, insurance and banking publications and their related conference and course activity.

Commercial – this division consists of two market-facing units, which provide print, electronic, and consultancy services and events to the Telecoms & Media markets and the Maritime & Commodities industries. The division also contains the Group's regional events businesses (those outside the UK and US).

Analysis by market sector	Revenue		Operating profit	
	2007	2006	2007	2006
	£'000	£'000	£'000	£'000
Academic & Scientific Division				
Scientific, Technical & Medical	**200,948**	178,738	**36,293**	31,922
Humanities & Social Sciences	**138,513**	116,511	**23,161**	15,906
	339,461	295,249	**59,454**	47,828
Professional Division				
Performance Improvement	**225,260**	225,794	**17,899**	17,709
Financial Data Analysis	**72,422**	63,641	**16,893**	15,823
Finance, Insurance, Law & Tax	**95,648**	83,287	**17,155**	12,615
	393,330	372,722	**51,947**	46,147
Commercial Division				
Regional Events	**250,701**	241,045	**14,860**	12,525
Telecoms & Media	**73,990**	64,736	**17,744**	14,542
Maritime & Commodities	**71,616**	65,390	**9,965**	7,254
	396,307	371,171	**42,569**	34,321
Total from continuing operations	**1,129,098**	1,039,142	**153,970**	128,296

		Adjusted operating profit	
		2007	2006
	Note	£'000	£'000
Academic & Scientific Division			
Scientific, Technical & Medical		**62,896**	50,618
Humanities & Social Sciences		**34,034**	26,936
		96,930	77,554
Professional Division			
Performance Improvement		**35,292**	34,726
Financial Data Analysis		**21,964**	19,064
Finance, Insurance, Law & Tax		**26,667**	22,012
		83,923	75,802
Commercial Division			
Regional Events		**46,519**	42,280
Telecoms & Media		**23,225**	16,151
Maritime & Commodities		**10,396**	7,304
		80,140	65,735
Adjusted operating profit	8	**260,993**	219,091

6 Business and Geographical Segments continued

Other Information

	Capital additions (Notes 16, 17 & 18)		Depreciation and amortisation (Notes 17 & 18)		Impairment losses recognised in income (Note 16)	
	2007	2006	2007	2006	2007	2006
	£'000	£'000	£'000	£'000	£'000	£'000
Academic & Scientific Division						
Scientific, Technical & Medical	**193,324**	70,012	**25,038**	19,497	**-**	-
Humanities & Social Sciences	**40,457**	50,408	**9,983**	7,543	**-**	515
	233,781	120,420	**35,021**	27,040	**-**	515
Professional Division						
Performance Improvement	**7,552**	13,651	**18,146**	17,983	**-**	-
Financial Data Analysis	**137,386**	13,418	**6,258**	1,937	**-**	-
Finance, Insurance, Law & Tax	**12,017**	3,709	**9,500**	10,358	**-**	-
	156,955	30,778	**33,904**	30,278	**-**	-
Commercial Division						
Regional Events	**176,978**	23,059	**30,521**	29,085	**-**	-
Telecoms & Media	**160,551**	-	**5,172**	1,502	**-**	-
Maritime & Commodities	**12,765**	205	**687**	179	**-**	-
	350,294	23,264	**36,380**	30,766	**-**	-
Unallocated corporate amounts*	**37,869**	19,053	**8,718**	7,685	**-**	-
Consolidated total	**778,899**	193,515	**114,023**	95,769	**-**	515

*Unallocated includes shared service centres and corporate balances.

Balance Sheet

	Assets		Liabilities	
	2007	2006	2007	2006
	£'000	£'000	£'000	£'000
Academic & Scientific Division				
Scientific, Technical & Medical	**964,725**	803,626	**111,810**	31,206
Humanities & Social Sciences	**373,930**	354,141	**40,579**	14,665
	1,338,655	1,157,767	**152,389**	45,871
Professional Division				
Performance Improvement	**327,335**	336,683	**59,553**	61,326
Financial Data Analysis	**228,010**	97,957	**16,916**	21,296
Finance, Insurance, Law & Tax	**164,606**	136,941	**29,064**	2,340
	719,951	571,581	**105,533**	84,962
Commercial Division				
Regional Events	**587,973**	412,592	**103,904**	95,405
Telecoms & Media	**213,954**	42,217	**19,533**	-
Maritime & Commodities	**51,005**	36,530	**8,964**	8,057
	852,932	491,339	**132,401**	103,462
Unallocated corporate amounts*	**162,212**	164,078	**1,754,964**	1,218,481
Consolidated total	**3,073,750**	2,384,765	**2,145,287**	1,452,776

*Unallocated includes shared service centres and corporate balances, including the Group's net debt and taxation (current and deferred) positions.

6 Business and Geographical Segments continued

Geographical segments

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

	Revenue by geographical market	
	2007	2006
	£'000	£'000
United Kingdom	166,443	161,837
North America	426,028	409,780
Continental Europe	322,756	293,385
Rest of World	213,871	174,140
	1,129,098	1,039,142

The following is an analysis of the carrying amount of segment assets, and additions to property and equipment and intangible assets, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital additions (Notes 16, 17 & 18)	
	2007	2006	2007	2006
	£'000	£'000	£'000	£'000
United Kingdom	1,499,456	1,053,592	486,980	82,770
North America	1,123,068	1,003,742	208,846	108,166
Continental Europe	255,421	201,551	13,820	782
Rest of World	195,805	125,880	69,253	1,797
	3,073,750	2,384,765	778,899	193,515

7 Restructuring Costs

	2007	2006
	£'000	£'000
Board level changes	472	-
Acquisition integration costs	1,774	3,643
Business restructuring	5,426	3,560
	7,672	7,203

In the year ended 31 December 2007, acquisition integration and business restructuring costs comprise reorganisation costs of £2,354,000 (2006: £3,672,000), redundancy costs of £4,846,000 (2006: £2,467,000) and vacant property provisions of £nil (2006: £1,064,000). These items are included in the other expenses line on the Income Statement except for redundancies which are included in employee benefit expense.

8 Adjusted Figures – Continuing Operations

	Notes	2007 £'000	2006 £'000
Reconciliation of operating profit to adjusted operating profit:			
Operating profit		153,970	128,296
Adjusting operating profit items			
Restructuring and reorganisation costs	7	7,672	7,203
Intangible asset amortisation[1]	17	99,351	83,077
Impairment of goodwill	16	-	515
Adjusting operating profit items		107,023	90,795
Adjusted operating profit		260,993	219,091
Reconciliation of statutory profit before tax to adjusted profit before tax:			
Profit before tax		124,365	86,500
Adjusting operating profit items		107,023	90,795
(Profit)/loss on disposal of available for sale investment		(33,365)	812
Finance costs			
Excess interest on early repayment of private placement loan notes		915	-
Bank loan facility fees written off on refinancing		3,666	-
		4,581	-
Adjusting profit before tax items		78,239	91,607
Adjusted profit before tax		202,604	178,107
Reconciliation of profit for the year to adjusted profit for the year:			
Profit for the year		100,086	67,847
Adjusted profit before tax items		78,239	91,607
Attributable tax expense on adjusting items		(26,465)	(27,301)
Adjusting profit for the year items		51,774	64,306
Adjusted profit for the year		151,860	132,153

[1] Excludes software amortisation

9 Staff Numbers and Costs

The monthly average number of persons employed by the Group (including Directors) during the year, analysed by category, was as follows:

	Number of employees	
	2007	2006
Academic & Scientific Division	**2,119**	1,779
Professional Division	**3,536**	2,893
Commercial Division	**3,085**	2,921
	8,740	7,593

Their aggregate remuneration comprised:

	Note	2007 £'000	2006 £'000
Wages and salaries		**278,773**	258,348
Social security costs		**25,809**	27,806
Pension costs charged to operating profit	39	**8,078**	7,744
Redundancy costs		**5,926**	3,350
		318,586	297,248

The remuneration of Directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 "Related Party Disclosures". Further information about the remuneration of individual Directors is provided in the audited part of the Directors' Remuneration Report on pages 60 to 68.

	2007 £'000	2006 £'000
Short-term employee benefits	**3,238**	3,080
Post-employment benefits	**336**	321
Long-term employee benefits	**58**	69
Termination payments	**511**	-
	4,143	3,470

10 Finance Costs

	Note	2007 £'000	2006 £'000
Interest expense on financial liabilities measured at amortised cost		**60,114**	43,118
Excess interest on early repayment of private placement loan notes		**915**	-
Bank loan facility fees written off on refinancing		**3,666**	-
Fair value gain on interest rate swap previously recognised in equity		**-**	(842)
Interest on pension scheme liabilities	39	**3,403**	3,185
Total Interest Expense		**68,098**	45,461
Hedge ineffectiveness on cash flow hedges		**(616)**	224
Fair value gains transferred from equity on interest rate swaps designated as cash flow hedges of floating rate debt		**281**	(31)
		67,763	45,654

11 Investment Income

	Note	2007 £'000	2006 £'000
Loans and receivables:			
Interest Income			
Bank deposits		**958**	348
Interest on unwinding of discounted loan		**80**	58
Translation gain on foreign currency loan[1]		**-**	1,284
Profit on disposal of non-current assets classified as held for sale		**-**	160
Expected return on pension scheme assets	39	**3,755**	2,820
		4,793	4,670

[1] The Group no longer has borrowings in Japanese Yen.

12 Tax

The tax charge comprises:

	Note	2007 £'000	2006 £'000
Current tax:			
UK corporation tax		20,617	20,555
Foreign tax		24,107	22,925
		44,724	43,480
Deferred tax:			
Current year	24	(20,445)	(24,827)
Total tax charge on profit on ordinary activities		24,279	18,653

UK corporation tax is calculated at 30% (2006: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A reduction in the UK tax rate from 30% to 28% will apply from 1 April 2008. This will impact the current tax charge for the year to 31 December 2008 and has been applied to the deferred tax attributable to the UK in these accounts.

The total charge for the year can be reconciled to the accounting profit as follows:

	2007		2006	
	£'000	%	£'000	%
Profit before taxation	124,365		86,500	
Tax at the UK corporation tax rate of 30% (2006: 30%)	37,309	30	25,950	30
Tax effect of expenses that are not deductible in determining taxable profit	2,434	2	18,589	21
Effect of different tax rates of subsidiaries operating in other jurisdictions	(15,283)	(12)	(10,747)	(12)
Deferred tax not previously recognised	(181)	-	(15,139)	(17)
Tax expense and effective rate for the year	24,279	20	18,653	22

In addition to the income tax expense charged to the Income Statement, a tax debit of £11,457,000 (2006: tax credit of £8,871,000) all of which relates to deferred tax (Note 24) has been recognised in equity during the year.

No tax charge or credit arose on the disposal of the relevant subsidiary (Note 16).

13 Operating Profit

Operating profit has been arrived at after charging/(crediting):

	2007 £'000	2006 £'000
Net foreign exchange gains	**(641)**	(829)
Auditors' remuneration for audit services (see below)	**1,386**	1,113

Amounts payable to Deloitte & Touche LLP and their associates by the Company and its subsidiary undertakings is provided below:

	2007 £'000	2006 £'000
Fee payable to the Company's auditors for the audit of the Company's annual accounts	**1,018**	887
Fee payable to the Company's auditors and their associates for other services to the Group:		
Audit of the Company's subsidiaries pursuant to legislation	**368**	226
Total audit fees	**1,386**	1,113
Fee payable to the Company's auditors for non-audit services comprises:		
Corporate finance services	**63**	-
Other services pursuant to legislation	**111**	98
Other services	**65**	23
Total non-audit fees	**239**	121
Fee payable to the Company's auditors and their associates in respect of associated pension schemes:		
Audit	**-**	32
	-	32

A description of the work of the Audit Committee is set out in the Senior Independent Director's Report on page 58 and includes an explanation of how auditor objectivity and independence is safeguarded when non-audit services are provided by the auditors.

14 Dividends

	2007 £'000	2006 £'000
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31 December 2005 of 6.00p per share	**-**	25,275
Interim dividend for the year ended 31 December 2006 of 3.30p per share	**-**	13,885
Final dividend for the year ended 31 December 2006 of 8.90p per share	**37,759**	-
Interim dividend for the year ended 31 December 2007 of 5.60p per share	**23,761**	-
	61,520	39,160
Proposed final dividend for the year ended 31 December 2007 of 11.30p per share (2006: 8.90p per share)	**48,013**	37,612

Holders of 300,391 ordinary shares of 0.10p (2006: 725,213 ordinary shares of 10.00p) each have waived their rights to receive dividends.

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

15 Earnings per Share

Basic

The basic earnings per share calculation is based on a profit attributable to equity shareholders of the parent of £99,192,000 (2006: £67,368,000). This profit on ordinary activities after taxation is divided by the weighted average number of shares in issue (less those non-vested shares held by employee share ownership trusts) which is 423,972,990 (2006: 421,619,174).

Diluted

The diluted earnings per share calculation is based on the basic earnings per share calculation above except that the weighted average number of shares includes all potentially dilutive options granted by the Balance Sheet date as if those options had been exercised on the first day of the accounting period or the date of the grant, if later, giving a weighted average of 425,437,510 (2006: 423,346,817).

The table below sets out the adjustment in respect of diluted potential ordinary shares:

	2007	2006
Weighted average number of shares used in basic earnings per share calculation	**423,972,990**	421,619,174
Effect of dilutive share options	**1,464,520**	1,727,643
Weighted average number of shares used in diluted earnings per share calculation	**425,437,510**	423,346,817

Adjusted earnings per share

The basic and diluted adjusted earnings per share calculations have been made to allow shareholders to gain a further understanding of the trading performance of the Group. They are based on the basic and diluted earnings per share calculations above except that profits are based on continuing operations attributable to equity shareholders and are adjusted for items that are not perceived by management to be part of the underlying trends in the business and the tax effect of those adjusting items as follows:

	Note	2007 £'000	2006 £'000
Profit for the financial year		**100,086**	67,847
Minority interests		**(894)**	(479)
Adjusting items net of attributable taxation	8	**51,774**	64,306
Adjusted profit for the year attributable to equity shareholders		**150,966**	131,674
Earnings per share:			
- Adjusted basic (p)		**35.61**	31.23
- Adjusted diluted (p)		**35.48**	31.10

16 Goodwill

	Note	£'000
Cost		
At 1 January 2006		1,138,418
Recognised on acquisition of subsidiaries		59,254
Changes in consideration relating to prior year acquisitions		636
Reclassification		1,698
Exchange differences		(60,148)
At 1 January 2007		**1,139,858**
Recognised on acquisition of subsidiaries	35	**415,154**
Changes in consideration relating to prior year acquisitions		**(432)**
Arising on disposal of subsidiaries[2]		**(1,118)**
Exchange differences		**16,380**
At 31 December 2007		**1,569,842**
Accumulated impairment losses		
At 1 January 2006		(15,000)
Impairment losses for the year[1]		(515)
Exchange differences		186
At 1 January 2007		**(15,329)**
Arising on disposal of subsidiaries[2]		**1,015**
Exchange differences		**(1,177)**
At 31 December 2007		**(15,491)**
Carrying amount		
At 31 December 2007		**1,554,351**
At 31 December 2006		1,124,529

[1] The impairment loss recognised in 2006 relates to the sale on 1 February 2007 of the shares held in Falconbury Limited.

[2] On 12 December 2007, the Group sold the assets of Heighway publications business.

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination. The CGUs are in line with the segments as identified in Note 6. The carrying amount of goodwill has been allocated as follows:

	2007 £'000	2006 £'000
Academic & Scientific Division		
Scientific, Technical & Medical	**536,828**	428,769
Humanities & Social Sciences	**147,903**	146,076
	684,731	574,845
Professional Division		
Performance Improvement	**129,968**	130,100
Financial Data Analysis	**142,761**	68,758
Finance, Insurance, Law & Tax	**111,212**	92,291
	383,941	291,149
Commercial Division		
Regional Events	**304,925**	189,914
Telecoms & Media	**139,435**	36,049
Maritime & Commodities	**41,319**	32,572
	485,679	258,535
	1,554,351	1,124,529

The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates and growth rates for the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts and long-term growth in gross domestic product.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next year and extrapolates cash flows for the following 5 years based on estimated growth rates of between 3 per cent and 6 per cent and a further 15 years based on estimated long-term growth in gross domestic product of 2.5 per cent. The rates do not exceed the average long-term growth rate for the relevant markets. The rates used to discount the cash flows in both 2007 and 2006 for all CGUs are between 7 per cent and 10 per cent.

16 Goodwill continued

At 31 December 2007 and 31 December 2006, the carrying amounts of goodwill for CGUs were tested for impairment and deemed not to be impaired, other than as noted above. These were calculated based on future projected cash flows discounted at rates as disclosed above, which represented the Group's weighted average cost of capital plus a premium for risk. The weighted average cost of capital for the Group at 31 December 2007 was estimated as 8.20% (2006: 8.20%).

17 Other Intangible Assets

	Book lists and journal titles £'000	Database content and intellectual property £'000	Large scale events and exhibitions £'000	Sub Total £'000	Intangible software assets £'000	Total £'000
Cost						
At 1 January 2006	494,325	369,300	115,515	979,140	17,562	996,702
Additions[1]	48,244	42,788	18,899	109,931	13,936	123,867
Prior year acquisitions	-	3,555	(3,555)	-	1,046	1,046
Disposals	(2,671)	-	-	(2,671)	-	(2,671)
Exchange differences	(706)	(45,560)	(11,565)	(57,831)	(150)	(57,981)
At 1 January 2007	**539,192**	**370,083**	**119,294**	**1,028,569**	**32,394**	**1,060,963**
Additions[1]	**36,089**	**260,638**	**20,549**	**317,276**	**35,831**	**353,107**
Prior year acquisitions	**-**	**(79)**	**-**	**(79)**	**-**	**(79)**
Disposals	**(4,421)**	**-**	**-**	**(4,421)**	**-**	**(4,421)**
Exchange differences	**(20,620)**	**897**	**4,393**	**(15,330)**	**(20)**	**(15,350)**
At 31 December 2007	**550,240**	**631,539**	**144,236**	**1,326,015**	**68,205**	**1,394,220**
Amortisation						
At 1 January 2006	(27,205)	(23,008)	(6,202)	(56,415)	(4,600)	(61,015)
Charge for the year	(21,666)	(45,333)	(16,078)	(83,077)	(3,579)	(86,656)
Prior year acquisitions	-	-	-	-	(1,046)	(1,046)
Disposals	2,671	-	-	2,671	-	2,671
Exchange differences	-	4,911	1,325	6,236	76	6,312
At 1 January 2007	**(46,200)**	**(63,430)**	**(20,955)**	**(130,585)**	**(9,149)**	**(139,734)**
Charge for the year	**(23,568)**	**(60,825)**	**(14,958)**	**(99,351)**	**(5,606)**	**(104,957)**
Disposals	**4,421**	**-**	**-**	**4,421**	**-**	**4,421**
Exchange differences	**2,084**	**(1,007)**	**(509)**	**568**	**16**	**584**
At 31 December 2007	**(63,263)**	**(125,262)**	**(36,422)**	**(224,947)**	**(14,739)**	**(239,686)**
Carrying amount						
At 31 December 2007	**486,977**	**506,277**	**107,814**	**1,101,068**	**53,466**	**1,154,534**
At 31 December 2006	492,992	306,653	98,339	897,984	23,245	921,229

[1] Of the £35,831,000 (2006: £13,936,000) additions to intangible software, £25,666,000 (2006: £13,936,000) is represented by cash paid.

18 Property and Equipment

	Freehold land and buildings £'000	Leasehold land and buildings £'000	Equipment, fixtures and fittings £'000	Total £'000
Cost				
At 1 January 2006	1,343	7,317	71,577	80,237
Additions[2]	-	508	9,197	9,705
Acquisition of subsidiaries	-	179	2,433	2,612
Disposals	(767)	(180)	(1,749)	(2,696)
Disposals of subsidiaries	-	-	(139)	(139)
Reclassified[1]	-	-	(1,046)	(1,046)
Exchange differences	-	(6)	(465)	(471)
At 1 January 2007	**576**	**7,818**	**79,808**	**88,202**
Additions[2]	-	**648**	**7,684**	**8,332**
Acquisition of subsidiaries	-	**569**	**7,277**	**7,846**
Disposals	-	**(156)**	**(3,960)**	**(4,116)**
Exchange differences	-	**107**	**1,321**	**1,428**
At 31 December 2007	**576**	**8,986**	**92,130**	**101,692**
Depreciation				
At 1 January 2006	(154)	(4,126)	(53,089)	(57,369)
Eliminated on disposal	-	132	2,047	2,179
Charge for the year	(38)	(696)	(8,379)	(9,113)
Arising from acquisitions	-	(98)	(1,825)	(1,923)
Disposal of subsidiaries	-	-	91	91
Reclassified[1]	-	-	1,046	1,046
Exchange differences	-	4	26	30
At 1 January 2007	**(192)**	**(4,784)**	**(60,083)**	**(65,059)**
Eliminated on disposal	-	**129**	**3,654**	**3,783**
Charge for the year	**(29)**	**(771)**	**(8,266)**	**(9,066)**
Arising from acquisitions	-	**(362)**	**(5,178)**	**(5,540)**
Exchange differences	-	**(69)**	**(1,138)**	**(1,207)**
At 31 December 2007	**(221)**	**(5,857)**	**(71,011)**	**(77,089)**
Net book value				
At 31 December 2007	**355**	**3,129**	**21,119**	**24,603**
At 31 December 2006	384	3,034	19,725	23,143

[1] During 2006 a reclassification of £1,046,000 was made between the cost and depreciation of equipment, fixtures and fittings relating to a prior year acquisition.

[2] Of the £8,332,000 (2006: £9,705,000) additions to tangible fixed assets, the whole amount for both years is represented by cash paid.

Note 38 discloses the contractual commitments for the acquisition of property and equipment the Group had entered into as at 31 December 2007.

The net book value of assets held under finance leases and hire purchase contracts included in property and equipment in the Group was £13,000 (2006: £19,000). The depreciation charge on these assets in the year was £6,000 (2006: £7,000).

The Group does not have any of its property and equipment pledged as security over bank loans.

19 Subsidiaries

The listing below shows the principal subsidiary undertakings as at 31 December 2007 which principally affected the profits or net assets of the Group. To avoid a statement of excessive length, details of investments which are not significant have been omitted. A full list of the subsidiaries will be included in the Company's annual return.

Company	Country of registration and incorporation	Principal activity	Ordinary shares held
Taylor & Francis Group LLC	USA	Publishing	100%
Taylor and Francis Group Limited	England and Wales	Holding company	100%
Taylor & Francis AS	Norway	Publishing	100%
Taylor & Francis AB	Sweden	Publishing	100%
Agra Informa Limited	England and Wales	Conference organisation and publishing	100%
Euroforum BV	Netherlands	Conference organisation and publishing	100%
Euroforum Deutschland GmbH	Germany	Conference organisation and publishing	100%
IBC Asia (S) Pte Limited	Singapore	Conference organisation and publishing	100%
Informa USA Inc	USA	Conference organisation and publishing	100%
Informa UK Limited	England and Wales	Conference organisation and publishing	100%
Informa Quest Limited	England and Wales	Qualifying employee share trust	100%
Informa Limited	England and Wales	Holding company	100%
MMS Group Holdings Limited	England and Wales	Holding company	100%
PJB Publications Limited	England and Wales	Holding company	100%
IIR Holdings Limited	Bermuda	Holding company	100%
Robbins-Gioia LLC[1]	USA	Performance improvement	100%
AchieveGlobal Inc	USA	Performance improvement	100%
ESI Inc	USA	Performance improvement	100%
IIR Limited	England and Wales	Conference organisation	100%
Institute for International Research Inc	USA	Conference organisation	100%
The Forum Corporation of North America	USA	Performance improvement	100%
Huthwaite Inc	USA	Performance improvement	100%
IIR Deutschland GmbH	Germany	Conference organisation	100%
IIR BV	Netherlands	Conference organisation	100%
Datamonitor Limited	England and Wales	Business information	100%

[1] The holding in Robbins-Gioia is structured by proxy agreement with certain powers retained by the proxy holders to among others, protect the national security interests of the government of the United States of America.

Of the above only Informa Limited, MMS Group Holdings Limited, PJB Publications Limited, Informa Quest Limited, Taylor & Francis Group Limited and IIR Holdings Limited are directly owned by Informa plc. The proportion of voting power held is the same as the proportion of ownership interest. The consolidated financial statements incorporate the financial statements of all entities controlled by the Company as at 31 December each year. Refer to Note 3 for further description of the method used to account for investments in subsidiaries.

20 Joint Ventures

Informanews Iberia SA

On 23 October 2007 the Group acquired the remaining 50 per cent interest in Informanews Iberia SA to bring the holding to 100 per cent of the issued share capital. Included as equity accounted in the consolidated financial statements are the operating profits up to 23 October 2007 of £138,000 and then fully consolidated from that date (year ended 31 December 2006: £107,000).

Falconbury Limited

On 1 February 2007 the joint venture with Falconbury Limited was terminated. There were no operating profits included in the consolidated financial statements for the year ended 31 December 2007 (year ended 31 December 2006: £124,000).

21 Available for Sale Investments

	2007 £'000	2006 £'000
At 1 January	39,955	10,279
Exchange differences	-	24
Disposals[1]	(38,943)	(2,040)
Impairment loss[2]	(755)	-
Revaluation[3]	-	33,390
Reclassification	-	(1,698)
At 31 December	257	39,955
Included in current assets	-	38,943
Included in non-current assets	257	1,012

[1] On 2 February 2007, the Group disposed of its interest in Blackwell Publishing (Holdings) Limited for cash consideration of £38,893,000 (after costs of disposal) realising a profit, after recycling the revaluation reserve, of £33,365,000.

[2] The impairment loss relates to the full write down of the investment in Millhouse IAG Ltd for £269,000 and the recognition of an impairment loss on Xinhua Financial Network Ltd of £486,000 due to the drop in Share price on the Tokyo Stock Exchange.

[3] The revaluation during 2006 represents the increase in fair value of the investment held in Blackwell Publishing (Holdings) Limited which was sold on 2 February 2007.

The available for sale investments comprise holdings in both listed equity securities and non-listed equity securities that present the Group with the opportunity for return through dividend and trading gains. These investments have no fixed maturity or coupon rate.

The fair values of listed securities are based on quoted market prices and the unlisted securities are based on cost.

22 Trade and Other Receivables

	2007 £'000	2006 £'000
Trade receivables	**205,480**	166,289
Less: provision for impairment	**(13,844)**	(13,194)
Trade receivables net	**191,636**	153,095
Other receivables	**27,500**	19,594
Prepayments and accrued income	**14,121**	9,531
Conference costs in advance	**14,390**	10,767
	247,647	192,987

The average credit period taken on sales of goods is 37 days (2006: 32 days). The Group has different provision policies for its various divisions which has been determined by references to past default experience.

The Group's exposure to credit risk and impairment losses related to trade and other receivables are disclosed in Note 27(f).

Under the normal course of the business, the Group does not charge interest on its overdue receivables.

The Directors consider that the carrying amount of trade and other receivables approximates their fair value.

23 Cash and cash equivalents

	Note	2007 £'000	2006 £'000
Cash and cash equivalents		**23,973**	19,478
Bank overdrafts	26	**(7,067)**	(728)
Cash and cash equivalents in the statement of cash flows		**16,906**	18,750

The Group maintains the following lines of credit:

- £1,475 million overdraft facility that is unsecured (2006: £860 million). Interest is payable at the rate of LIBOR plus 1.25% (2006: LIBOR + 0.85%);
- £59 million that can be drawn down to meet short-term financing needs (2006: £39 million). Interest is payable at the local base rate plus a margin.

The Group's exposure to interest rate risks and a sensitivity analysis for financial assets and liabilities is disclosed in Note 27(d).

24 Deferred Tax

	Accelerated tax depreciation £'000	Intangibles £'000	Goodwill £'000	Pensions £'000	Other £'000	Losses £'000	Revaluation £'000	Cash flow hedges £'000	Total £'000
At 1 January 2006	1,594	236,951	1,885	(5,319)	(4,066)	(3,720)	-	-	227,325
Credit to equity for the year	-	-	-	2,047	(376)	-	7,200	-	8,871
Acquisition of subsidiaries	-	19,837	-	-	-	-	-	-	19,837
Charge/(credit) to profit or loss for the year	(1,051)	(15,310)	-	(94)	(12,092)	3,720	-	-	(24,827)
Foreign exchange movements	-	(6,786)	-	-	-	-	-	-	(6,786)
Reallocation	-	1,885	(1,885)	-	-	-	-	-	-
At 1 January 2007	**543**	**236,577**	**-**	**(3,366)**	**(16,534)**	**-**	**7,200**	**-**	**224,420**
(Debit)/credit to equity for the year	**-**	**-**	**-**	**385**	**-**	**-**	**(7,200)**	**(4,642)**	**(11,457)**
Acquisition of subsidiaries	**(384)**	**79,887**	**-**	**-**	**(2,778)**	**(7,927)**	**-**	**-**	**68,798**
Rate change	**(14)**	**(1,325)**	**-**	**225**	**309**	**159**	**-**	**-**	**(646)**
Charge/(credit) to profit or loss for the year	**1,841**	**(22,483)**	**-**	**394**	**(2,612)**	**4,552**	**-**	**-**	**(18,308)**
Foreign exchange movements	**-**	**(1,014)**	**-**	**-**	**-**	**-**	**-**	**-**	**(1,014)**
Other adjustments	**56**	**(533)**	**-**	**-**	**-**	**-**	**-**	**-**	**(477)**
At 31 December 2007	**2,042**	**291,109**	**-**	**(2,362)**	**(21,615)**	**(3,216)**	**-**	**(4,642)**	**261,316**

Certain deferred tax assets and liabilities have been offset in accordance with the Group's accounting policy. The following is the analysis of deferred tax balances (after offset) for Balance Sheet purposes:

	2007 £'000	2006 £'000
Deferred tax liability	**293,151**	244,320
Deferred tax asset	**(31,835)**	(19,900)
	261,316	224,420

At 31 December 2007, the Group has unused tax losses of £11,486,000 (2006: £nil) available for offset against future profits. A deferred tax asset of £3,216,000 (2006: £nil), has been recognised in respect of these losses.

At the Balance Sheet date, the aggregate amount of post acquisition undistributed earnings for which deferred tax liabilities have not been recognised was £394,211,000 (2006: £226,500,000). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

25 Inventories

	2007 £'000	2006 £'000
Raw materials	**1,658**	1,728
Work in progress	**6,141**	6,868
Finished goods and goods for resale	**23,724**	25,005
	31,523	33,601

26 Borrowings

	2007 £'000	2006 £'000
Non-Current		
Bank borrowings[1]	(1,200,861)	(654,841)
Finance lease liabilities[2]	(3)	(6)
Loan notes due in more than one year[3]	(4,563)	-
Total non-current borrowings	(1,205,427)	(654,847)
Current		
Bank overdraft	(7,067)	(728)
Bank borrowings[1]	(55,775)	(102,055)
Finance lease liabilities[2]	(3)	(8)
Loan notes due in less than one year[4]	(551)	(250)
Total current borrowings	(63,396)	(103,041)
Total borrowings	(1,268,823)	(757,888)

[1] The current weighted average effective interest rate (taking into account all syndicated and private placement loans and all interest derivatives) is 5.8% (2006: 5.6%).

[2] Finance lease liabilities are secured by the assets leased. The borrowings are a mix of variable and fixed interest rate debt with repayment periods not exceeding 5 years.

[3] Loan notes are payable to the vendors of Datamonitor Limited (acquired 2007) and may be redeemed semi-annually at the holders' option, up to 31 December 2009 when the remaining balance is payable. Interest is payable semi-annually at 1% below LIBOR.

[4] £223,000 of these loan notes are payable to the vendors of Routledge Publishing Holdings Limited (acquired 1998) and may be redeemed semi-annually at the holders' option, up to 1 January 2009 when the remaining balance is payable. Interest is payable semi-annually at 0.5% below LIBOR. £328,000 of the loan notes relates to a previous acquisition of Datamonitor (Verdict Research Limited acquired 2005) which are to be redeemed on the 16 March 2008. Interest is payable semi-annually at 1% below LIBOR.

There have been no breaches of bank covenants during the year. The bank loans are guaranteed by material subsidiaries of the Group. The Group does not have any of its property and equipment pledged as security over bank loans.

The Group had the following committed undrawn borrowing facilities at 31 December:

Expiry date	2007 £'000	2006 £'000
In one year or less	-	-
In more than one year but not more than two years	-	-
In more than two years	217,179	129,053
	217,179	129,053

27 Financial Instruments

(a) Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

- Capital risk management
- Market risk
- Credit risk
- Liquidity risk

This note presents information about the Group's exposure to each of the above risks, the Group's management of capital, and the Group's objectives, policies and procedures for measuring and managing risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework. The Board has established a Treasury Committee which is responsible for developing and monitoring the Group's risk management policies. The Committee meets every quarter and reports regularly to the Board of Directors and the Risk Committee (a sub-Committee of the Audit Committee) on its activities.

The Group Treasury function provides services to the business, co-ordinates access to domestic and international financial markets and monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyse exposures by degree and magnitude of risks. These risks include market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.

The Treasury Committee has put in place policies that have been established to identify and analyse risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. These policies provide written principles on funding and investment policies, credit risk, foreign exchange risk and interest rate risk. Compliance with policies and exposure limits is reviewed by the Treasury Committee on a quarterly basis. This committee is assisted in its oversight role by Internal Audit, who undertake both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders as well as sustaining the future development of the business. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Group's overall strategy remains unchanged from 2006.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in Note 26, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in Notes 23, 28 and 29 respectively.

Gearing ratio

The Group's Treasury Committee reviews the capital structure on a quarterly basis and as part of this review, the committee considers the cost of capital and the risks associated with each class of capital.

Consistent with others in the industry, the Group monitors capital on the bases of the gearing ratio. This ratio is calculated as the net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings) less cash and cash equivalents. Total capital is calculated as equity (including capital, reserves and retained earnings).

27 **Financial Instruments** continued

(b) Categories of financial instruments

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 3 to the financial statements.

	Notes	2007 £'000	2006 £'000
Financial assets			
Loans and receivables			
Trade receivables	22	**191,636**	153,095
Other receivables	22	**27,500**	19,594
Cash and cash equivalents	23	**23,973**	19,478
Available for sale investments	21	**257**	39,955
Derivative financial instruments in designated hedge accounting relationships		**2,780**	7,696
Total financial assets		**246,146**	239,818
Financial liabilities			
Amortised cost			
Bank loans	26	**1,256,636**	756,896
Bank overdraft	26	**7,067**	728
Loan notes	26	**5,114**	250
Finance leases	34	**6**	14
Trade creditors	32	**22,853**	25,861
Accruals	32	**136,775**	110,677
Other creditors	32	**33,219**	27,854
Deferred consideration	32	**2,401**	5,031
Derivative financial instruments in designated hedge accounting relationships		**13,142**	-
Total financial liabilities		**1,477,213**	927,311

(c) Market risk

Market risk is the risk that changes in the market prices, such as foreign exchange rates and interest rates, will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

The Group's activities expose it mainly to the financial risks of changes in foreign currency exchange rates and changes in interest rates. The Group enters into interest rate swaps to mitigate the risk of rising interest rates and by managing the risk of currencies of its borrowings the Group is able to achieve a level of natural hedge of both the balance sheet net currency assets and also the currency earnings due to the currency interest payable. Refer to both interest rate risk and foreign currency risk in Note 27 (d) and (e) respectively.

The Group does not use derivative contracts for speculative purposes.

The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. The Board sets the Group's treasury policy to ensure that it has adequate financial resources to develop the Group's businesses and to manage the currency and interest risks to which the Group is exposed. Group Treasury monitors the distribution of its cash assets, borrowings and facilities so as to control exposure to the relative performance of any particular territory, currency or institution.

The Board and the Treasury Committee provides written principles for overall risk management, as well as policies covering specific areas, such as funding, foreign exchange risk, interest rate risk, credit risk and investments of excess liquidity.

Risk is measured in terms of impact, inherent risk and residual risk, and takes account of management's control actions in mitigating against both external and internal risk events.

The risk model consolidates unique risk events and aggregated risk categories at both a business unit level and Group-wide, and the results are presented to the Risk Committee and the Audit Committee for discussion and review, and may drive the allocation of Internal Audit (previously known as Group Internal Control) resources to provide assurance on significant risks in its annual plan.

27 Financial Instruments continued

(d) Interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group is exposed to interest rate risk as entities in the Group borrow funds at both fixed and floating interest rates. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings by the use of interest rate swap contracts. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite; ensuring optimal hedging strategies are applied, by either positioning the balance sheet or protecting interest expense through different interest rate cycles.

The Group policy is to minimise its exposure to fluctuations in interest rates by using interest rate swaps as cash flow hedges to hedge up to 90% of forecast interest payments over a period of up to five years, based on forecast net debt levels by currency during that period. This policy provides a level of certainty of future interest costs by swapping floating to fixed interest payments which in turn assists the predictability of achieving interest-based loan covenants.

The Group's exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk section of this note.

Interest rate swap contracts

The Group draws down on its borrowing facilities at floating rates of interest. A portion of those are then swapped to fixed rates in line with the Group Treasury policy in order to manage its cash flow interest rate risk. Such contracts enable the Group to convert borrowings from floating rates and swap them into fixed rates that are lower than those available if the Group borrowed at fixed rates directly. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

The fair value of interest rate swaps at the reporting date is determined by discounting the future cash flows using the curves at reporting date and the credit risk inherent in the contract, and is disclosed below. The average interest rate is based on the outstanding balance at the end of the financial year.

The following table details the notional principal amounts and remaining terms of interest rate swap contracts outstanding as at reporting date:

Cash flow hedges

Outstanding receive floating, pay fixed contracts	Average contracted fixed interest rate		Notional principal amount		Fair Value	
	2007	2006	2007	2006	2007	2006
	%	%	£'000	£'000	£'000	£'000
Within one year	**4.29**	4.09	**99,703**	130,108	**790**	1,357
Within one to two years	**4.93**	4.29	**321,776**	100,451	**(4,598)**	1,488
Within two to five years	**4.76**	4.62	**513,729**	228,984	**(6,554)**	4,851
After five years	-	-	-	-	-	-
			935,208	459,543	**(10,362)**	7,696

At 31 December 2007, the fixed interest rates vary from 3.50% to 6.23% (2006: 3.03% to 5.54%), and the main floating rates are EURIBOR and LIBOR. Gains and losses recognised in the hedging and translation reserve in equity (Note 29) on interest rate swap contracts as of 31 December 2007 will be released to the Income Statement when the related bank borrowings are repaid (Note 26).

Interest rate sensitivity analysis

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivates (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Due to the high percentage of loans that are designated in hedging relationships, the Group's interest rate sensitivity would only be over the exposure to variable rate debt.

If interest rates had been 100 basis points higher or lower and all other variables were held constant, the Group's profit for the year would increase or decrease by £3,336,000 (2006: £2,916,000).

27 **Financial Instruments** continued

(e) Foreign currency risk

The Group is a business with significant net US Dollar (USD) and net Euro (EUR) transactions, hence exposures to exchange rate fluctuations arise. Without action in conversion of USD and other trading currencies, such as the EUR, cash positions in these currencies would develop imbalances by growing GBP debt.

Allied to the Group's policy on the hedging of surplus foreign currency cash inflows, the Group will usually seek to finance its net investment in its principal overseas subsidiaries by borrowing in those subsidiaries' functional currencies, primarily EUR and USD. This policy has the effect of protecting the Group's Consolidated Balance Sheet from movements in those currencies to the extent that the associated net assets exceed the net foreign currency borrowings.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets	
	2007 £'000	2006 £'000	2007 £'000	2006 £'000
GBP	**123**	97	**1,227**	4
USD	**4,425**	12,242	**13,164**	8,197
EUR	**759**	139	**7,766**	4,118
Other	**5,781**	92	**9,497**	34
	11,088	12,570	**31,654**	12,353

The carrying amounts of the Group's foreign currency denominated financial liabilities at the reporting date are as follows:

	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	2007 Total £'000	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	2006 Total £'000
GBP	**362,637**	**167,303**	**110,835**	**640,775**	187,014	154,478	83,170	424,662
USD	**431,433**	**109,524**	**45,001**	**585,958**	252,409	80,610	51,058	384,077
EUR	**154,285**	**56,173**	**19,696**	**230,154**	26,844	47,955	18,511	93,310
Other European currencies	**-**	**-**	**3,336**	**3,336**	-	1	3,762	3,763
Other worldwide currencies	**-**	**609**	**16,381**	**16,990**	-	8,577	12,922	21,499
	948,355	**333,609**	**195,249**	**1,477,213**	466,267	291,621	169,423	927,311

After taking into account foreign currency borrowings of £730,311,000 (2006: £416,396,000) used to hedge against net investments in foreign subsidiaries, the remaining monetary assets and liabilities are in the same currency as the functional currency of the operations involved.

The following significant exchange rates versus GBP applied during the year:

	Average rate		Reporting date mid-spot rate	
	2007 %	2006 %	2007 %	2006 %
USD	**2.0039**	1.8376	**2.0044**	1.9611
EUR	**1.4616**	1.4671	**1.3624**	1.4901

27 Financial Instruments continued

Foreign currency sensitivity analysis

The Group receives approximately 50% of its revenues and incurs approximately 40% of its costs in USD. The Group is therefore sensitive to movements in the USD against the GBP. Each 1 cent movement in the USD to GBP exchange rate has a circa £2.5 million impact on revenue and a circa £1 million impact on operating profits. Offsetting this will be reductions to USD interest and US tax liabilities. This analysis assumes all other variables, including interest rates, remain constant.

The Group receives approximately 15% of its revenues and incurs approximately 15% of its costs in Euros. The Group is therefore sensitive to movements in the Euro against the GBP. Each 1 cent movement in the Euro to GBP exchange rate has a circa £1 million impact on revenue and a circa £0.2 million impact on operating profits. Offsetting this will be reductions to Euro interest and Euro tax liabilities. This analysis assumes all other variables, including interest rates, remain constant.

(f) Credit risk

The Group's principal financial assets are cash and cash equivalents, trade and other receivables, prepayments and accrued income, derivative financial instruments and available for sale investments, which represent the Group's maximum exposure to credit risk in relation to financial assets.

The Group's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the Balance Sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies such as Standard and Poor's, Moody's and Fitch. No credit exposure is permitted to a financial institution with a rating lower then A+ or equivalent. The Group's exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved financial institutions. Credit exposure is controlled by counterparty limits that are reviewed and approved by the Treasury Committee at least annually.

The carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the Group's maximum exposure to credit risk.

Trade receivables

Trade receivables consist of a large number of customers spread across diverse industries and geographical areas and the Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group's customer base, including default risk of the industry and country in which the customers operate, has less of an influence on credit risk.

The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk did not exceed 5% of gross monetary assets at any time during the year.

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows where material discounted at the effective interest rate computed at initial recognition. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined by references to past default experience and historical data of payment statistics for similar financial assets.

Before accepting any new customer, the Group uses an external credit rating system to assess the potential customer's credit quality.
All customers have credit limits set by credit managers and are subject to standard terms of payment for each division. As the events division works on a prepaid basis they are not subject to the same credit controls and they have a very low bad debt history.

27 Financial Instruments continued

The Directors consider that the carrying amount of trade and other receivables, which are non-interest bearing, approximates their fair value.

Ageing of trade receivables:

	Gross 2007 £'000	Impairment 2007 £'000	Gross 2006 £'000	Impairment 2006 £'000
Not past due	**84,050**	**(9)**	65,505	(51)
Past due 0 - 30 days	**59,761**	**(88)**	59,359	(77)
Past due 30 – 60 days	**23,706**	**(150)**	18,368	(167)
Past due 60 – 90 days	**11,065**	**(236)**	6,830	(70)
Past due 90 – 120 days	**12,951**	**(589)**	7,008	(3,610)
Past due greater than 120 days	**13,947**	**(12,772)**	9,219	(9,219)
Total	**205,480**	**(13,844)**	166,289	(13,194)

Trade receivables that are less than three months past due for payment are generally not considered impaired. Included in the Group's trade receivables are debtors with a carrying amount of £13,537,000 (2006: £3,398,000) which are past due at the reporting date for which the Group has not provided, as there has not been a significant change in the credit quality and the amounts are considered recoverable. The Group does not hold any collateral over these balances.

Movement in the provision for impairment:

	2007 £'000	2006 £'000
Balance at beginning of the year	**13,194**	13,563
Impairment provision recognised	**3,770**	4,017
Receivables written off as uncollectible	**(1,501)**	(1,925)
Amounts recovered during the year	**(1,619)**	(2,461)
Total	**13,844**	13,194

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The concentration of credit risk is limited due to the customer base being large and unrelated. Accordingly, the directors believe that there is no further credit provision required in excess of the above amount.

There are no customers who represent more than 10% of the total balance of trade receivables in both 2007 or 2006.

27 Financial Instruments continued

(g) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. Ultimate responsibility for liquidity risk management rests with the Board of Directors, though operationally it is managed by Group Treasury. They have built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Included in Note 23 is a listing of additional undrawn facilities that the Group has at its disposal to further reduce liquidity risk.

Historically and for the foreseeable future the Group has been and is expected to continue to be in a net borrowing position. The Group's policy is to fulfil its borrowing requirements by borrowing in the currencies in which it operates, principally GBP, USD and EUR; thereby providing a natural hedge against projected future surplus USD and EUR cash inflows as well as spreading the Group's interest rate profile across a number of currencies.

Liquidity and interest risk tables

The following tables detail the Group's remaining contractual maturity for its financial assets and liabilities.

The table below has been drawn up based on the contractual maturities of the financial assets including interest that will be earned on those assets except where the Group anticipates that the cash flow will occur in a different period.

	Carrying amount £'000	Contractual cash flows[1] £'000	Less than 1 year £'000	1-2 years £'000	2-5 years £'000	More than 5 years £'000
31 December 2007						
Non-derivative financial assets						
Non-interest bearing	243,366	243,366	243,109	-	257	-
	243,366	243,366	243,109	-	257	-
Derivative financial assets						
Interest rate swaps used for hedging	2,780	2,759	1,382	790	587	-
	246,146	246,125	244,491	790	844	-
31 December 2006						
Non-derivative financial assets						
Non-interest bearing	232,122	232,122	231,110	-	1,012	-
	232,122	232,122	231,110	-	1,012	-
Derivative financial assets						
Interest rate swaps used for hedging	7,696	8,804	4,000	2,425	2,379	-
	239,818	240,926	235,110	2,425	3,391	-

[1] Under IFRS 7 contractual cash flows are undiscounted and therefore may not agree with the carrying amounts in the Balance Sheet.

27 Financial Instruments continued

The below tables have been drawn up based on the earliest date on which the Group can settle the debt. The table includes both interest and principal cash flows.

31 December 2007	Carrying amount £'000	Contractual cash flows[1] £'000	Less than 1 year £'000	1-2 years £'000	2-5 years £'000	More than 5 years £'000
Non-derivative financial liabilities						
Variable interest rate instruments	1,256,636	1,265,471	56,117	97,530	1,111,824	-
Loan notes	5,114	5,617	567	5,050	-	-
Finance leases	6	6	3	2	1	-
Trade and other payables	192,847	192,847	187,202	3,657	1,988	-
Bank overdraft	7,067	7,067	7,067	-	-	-
Deferred consideration	2,401	2,401	2,266	135	-	-
	1,464,071	1,473,409	253,222	106,374	1,113,813	-
Derivative financial liabilities						
Interest rate swaps used for hedging	13,142	14,719	4,082	4,071	6,566	-
	1,477,213	1,488,128	257,304	110,445	1,120,379	-

[1] Under IFRS 7 contractual cash flows are undiscounted and therefore may not agree with the carrying amounts in the balance sheet.

31 December 2006	Carrying amount £'000	Contractual cash flows[1] £'000	Less than 1 year £'000	1-2 years £'000	2-5 years £'000	More than 5 years £'000
Non-derivative financial liabilities						
Variable interest rate instruments	756,896	761,011	102,574	96,860	561,577	-
Loan notes	250	256	256	-	-	-
Finance leases	14	14	8	3	3	-
Trade and other payables	164,392	164,392	161,596	1,094	1,702	-
Bank overdraft	728	728	728	-	-	-
Deferred consideration	5,031	5,031	-	5,031	-	-
	927,311	931,432	265,162	102,988	563,282	-

[1] Under IFRS 7 contractual cash flows are undiscounted and therefore may not agree with the carrying amounts in the balance sheet.

The Group draws down on its borrowing facilities at floating rates of interest. A portion of those are then swapped to fixed rates in line with the Group Treasury policy. The first portion of these swaps that matures within twelve months is £99,703,000 (2006: £130,108,000), the second portion that matures in a period greater than one year but less than two years is £321,776,000 (2006: £100,451,000) and the final portion that matures between two and five years is £513,729,000 (2006: £228,984,000).

27 Financial Instruments continued

(h) Fair value of financial instruments

The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties and is calculated by reference to market rates discounted to current value.

The fair values of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets is determined with reference to quoted market prices;
- the fair value of other financial assets and financial liabilities (excluding derivative instruments) is determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions and dealer quotes for similar instruments;
- the fair value of derivative instruments is calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives; and
- the fair value of financial guarantee contracts is determined using option pricing models where the main assumptions are the probability of default by the specified counterparty extrapolated from market-based credit information and the amount of loss, given the default.

Except as detailed in the following table, the Directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the financial statements approximate to their fair values due to the short maturity of the instruments or because they bear interest at rates approximate to the market.

	Notes	Carrying amount 2007 £'000	Estimated fair value 2007 £'000	Carrying amount 2006 £'000	Estimated fair value 2006 £'000
Financial assets					
Loans and receivables:					
Trade receivables	22	**191,636**	**191,636**	153,095	153,095
Other receivables	22	**27,500**	**27,500**	19,595	19,594
Cash and cash equivalents	23	**23,973**	**23,973**	19,478	19,478
Available for sale investments	21	**257**	**257**	39,955	39,955
Financial liabilities					
Amortised Cost:					
Bank loans	26	**1,256,636**	**1,256,636**	756,896	757,549
Bank overdraft	26	**7,067**	**7,067**	728	728
Loan notes	26	**5,114**	**5,114**	250	250
Finance leases	34	**6**	**6**	14	14
Trade creditors	32	**22,853**	**22,853**	25,861	25,861
Accruals	32	**136,775**	**136,775**	110,677	110,677
Other creditors	32	**33,219**	**33,219**	27,854	27,854
Deferred consideration	32	**2,401**	**2,401**	5,031	5,031

28 Share Capital

	2007 £'000	2006 £'000
Authorised		
600,000,000 ordinary shares of 0.10p each (2006: 600,000,000 of 10.00p each)	**600**	60,000

On 19 December 2007 the authorised share capital was reduced by cancelling and extinguishing 9.90 pence of each 10.00 pence share.

Issued and fully paid		
424,624,095 ordinary shares of 0.10p each (2006: 423,265,712 of 10.00p each)	**425**	42,327

	2007 £'000	2006 £'000
At 1 January	**42,327**	42,152
Options exercised	**136**	175
Capital reduction	**(42,038)**	-
At 31 December	**425**	42,327

Movements in called up share capital

On 19 December 2007, the Company: (i) reduced its issued share capital by cancelling and extinguishing 9.90 pence of the amount paid up or credited as paid up on each issued ordinary share of 10.00 pence and reduced the nominal value of each authorised but unissued ordinary share to 0.10 pence; and (ii) cancelled the entire sum credited to the Company's share premium account. Together these changes have resulted in the recognition of a capital reserve.

During the year the Group issued 1,358,383 (2006: 1,744,602) ordinary shares of 10.00 pence for a consideration of £3,863,000 (2006: £4,659,000) with a nominal value of £136,000 (2006: £175,000) as a result of the exercise of share options.

28 Share Capital continued

Share options

As at 31 December 2007, outstanding options to subscribe for ordinary shares of 0.10p were as follows:

Number	Exercise price per share (pence)	Exercise period
58,754	195.54	21.08.01 to 20.08.08
38,444	195.54	21.08.01 to 20.08.08
37,406	243.79	21.04.01 to 20.04.08
66,770	215.20	01.10.01 to 30.09.08
2,072	277.23	23.04.02 to 22.04.09
585	358.03	01.10.02 to 30.09.09
110,064	736.61	20.03.03 to 19.03.10
1,203,135	564.73	25.04.03 to 24.04.10
103,598	672.59	02.11.03 to 01.11.10
171,829	518.75	07.03.04 to 06.03.11
13,439	518.75	07.03.04 to 06.03.11
339,419	252.36	15.03.05 to 14.03.12
29,963	277.23	23.04.02 to 22.04.09
33,600	-	13.04.07 to 13.04.14
4,623	214.55	01.07.07 to 31.12.07
269,612	-	19.04.08 to 19.04.15
116,071	307.24	26.04.04 to 25.04.08
50,423	325.10	26.04.05 to 25.04.09
43,307	334.82	27.05.05 to 26.05.09
13,363	224.53	03.10.05 to 02.10.09
249,331	227.15	30.04.06 to 29.04.10
422,003	304.62	22.03.07 to 21.03.11
3,377,811		

It is intended that the above options will be satisfied by the issue of new shares in the Company except for the 300,391 shares already in issue (Note 29). Share options held by Directors as at 31 December 2007 are disclosed in the Director's Remuneration Report on page 66.

29 Capital and Reserves

	Share Capital (Note 28) £'000	Share Premium Account £'000	Reserve for Shares to be Issued £'000	Merger Reserve £'000	Other Reserve £'000	ESOP Trust Shares £'000	Revaluation Reserve £'000	Hedging and Translation Reserve £'000	Capital Reserve £'000	Retained Losses £'000
At 1 January 2006	42,152	496,826	1,124	496,400	37,398	(3,334)	-	408	-	(145,096)
Profit for the period attributable to equity holders of the parent	-	-	-	-	-	-	-	-	-	67,368
Actuarial gain on defined benefit pension scheme	-	-	-	-	-	-	-	-	-	6,817
Tax on items taken directly to equity	-	-	-	-	-	-	(7,200)	-	-	(1,671)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	(62,590)	-	-
Increase in fair value of derivatives	-	-	-	-	-	-	-	4,800	-	-
Transfer to income	-	-	-	-	-	-	-	(2,572)	-	-
Dividends to shareholders	-	-	-	-	-	-	-	-	-	(39,160)
Share award expense	-	-	1,681	-	-	-	-	-	-	-
Options exercised	175	-	(2)	-	-	2	-	-	-	-
Premium arising on options exercised during year	-	4,484	-	-	-	-	-	-	-	-
Revaluation of available for sale investment	-	-	-	-	-	-	33,390	-	-	-
At 1 January 2007	**42,327**	**501,310**	**2,803**	**496,400**	**37,398**	**(3,332)**	**26,190**	**(59,954)**	**-**	**(111,742)**
Profit for the period attributable to equity holders of the parent	-	-	-	-	-	-	-	-	-	**99,192**
Actuarial gain on defined benefit pension scheme	-	-	-	-	-	-	-	-	-	**1,375**
Tax on items taken directly to equity	-	-	-	-	-	-	**7,200**	**4,642**	-	**(385)**
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	**(9,781)**	-	-
Decrease in fair value of derivatives	-	-	-	-	-	-	-	**(16,577)**	-	-
Transfer to income	-	-	-	-	-	-	-	**(1,904)**	-	-
Dividends to shareholders	-	-	-	-	-	-	-	-	-	**(61,520)**
Share award expense	-	-	**2,591**	-	-	-	-	-	-	-
Options exercised	**136**	-	-	-	-	**1,377**	-	-	-	**(232)**
Premium arising on options exercised during year	-	**3,727**	-	-	-	-	-	-	-	-
Capital reduction	**(42,038)**	**(505,037)**	-	-	-	-	-	-	**547,075**	-
Sale of available for sale investment	-	-	-	-	-	-	**(33,390)**	-	-	-
At 31 December 2007	**425**	**-**	**5,394**	**496,400**	**37,398**	**(1,955)**	**-**	**(83,574)**	**547,075**	**(73,312)**

As at 31 December 2007 the Informa Employee Share Trust held 297,616 (2006: 618,718) ordinary shares in the Company at a cost of £1,955,000 (2006: £3,332,000) and a market value of £1,374,000 (2006: £3,694,000). Informa Quest Ltd held 2,775 (2006: 106,495) ordinary shares at a book cost of £15,000 (2006: £106,000) and a market value of £13,000 (2006: £636,000). These shares have not yet been allocated to individuals and accordingly, dividends on these shares have been waived.

At 31 December 2007 the Group held 0.1% (2006: 0.2%) of its own called up share capital.

30 Minority Interests

The Group's minority interest in 2007 was composed entirely of equity interests and represents the minority shares of Nicholas Publishing International, S.C.S. Laidlaw et Cie (trading as IIR Monaco), Euroforum Handelszeitung Konferenz AG and Agra CEAS (in 2006: S.C.S. Laidlaw et Cie (trading as IIR Monaco), Euroforum Handelszeitung Konferenz AG and Agra CEAS).

31 Provisions

	Contingent Consideration £'000	Property Leases £'000	2007 Total £'000	Contingent Consideration £'000	Property Leases £'000	2006 Total £'000
1 January	**10,745**	**2,582**	**13,327**	-	3,861	3,861
Increase in year	-	**616**	**616**	10,745	653	11,398
Acquired on acquisition	**22,012**	**2,946**	**24,958**	-	-	-
Utilisation	**(768)**	**(1,490)**	**(2,258)**	-	(1,932)	(1,932)
At 31 December	**31,989**	**4,654**	**36,643**	10,745	2,582	13,327
Included in current liabilities	**7,337**	**1,279**	**8,616**	547	1,011	1,558
Included in non-current liabilities	**24,652**	**3,375**	**28,027**	10,198	1,571	11,769

The contingent consideration relates primarily to the Citeline, Inc. and Datamonitor Limited acquisitions and is expected to be paid by 31 December 2009.

The property lease provision represents the estimated excess of rent payable on surplus property leases, plus dilapidation provisions where they exist, less rent receivable via sub leases.

32 Trade and Other Payables

	2007 £'000	2006 £'000
Current		
Deferred consideration	**2,266**	4,540
Trade creditors	**22,853**	25,861
Accruals	**136,775**	110,677
Other creditors	**27,629**	25,058
Total current	**189,523**	166,136
Non-current		
Deferred consideration	**135**	491
Other creditors	**5,590**	2,796
Total non-current	**5,725**	3,287
Total	**195,248**	169,423

An analysis of the maturity of debt is given in Note 27(g).

The Directors consider that the carrying amount of trade payables approximates to their fair value.

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 50 days (2006: 47 days).

There are no customers who represent more than 10% of the total balance of trade creditors in either 2007 or 2006.

The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe. Therefore, under the normal course of business, the Group is not charged interest on its overdue payables.

33 Deferred Income

	2007 £'000	2006 £'000
Subscriptions and event fees received in advance	**237,360**	181,372

34 Obligations under Finance Leases

	Minimum lease payments		Present value of minimum lease payments	
	2007 £'000	2006 £'000	2007 £'000	2006 £'000
Amounts payable under finance leases:				
- Within one year	**3**	8	**2**	8
- In the second to fifth years inclusive	**3**	6	**4**	6
	6	14	**6**	14
Less: future finance charges	**-**	-	**n/a**	n/a
Present value of lease obligations	**6**	14	**6**	14
Less: amount due for settlement within 12 months (shown under current liabilities)			**(2)**	(8)
Amount due for settlement after 12 months			**4**	6

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is 3 – 4 years. For the year ended 31 December 2007, the average effective borrowing rate was 1 per cent (2006: 1 per cent). Interest rates are fixed at the contract date. All leases are on a fixed prepayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessors' rights over the leased assets. There is an overall Group policy to avoid entering into finance lease obligations, however if they are undertaken then the lease commitment cannot exceed 5 years or be for over £1 million without previous Board approval.

All lease obligations are denominated in GBP.

The fair value of the Group's lease obligations approximates to their carrying amount.

35 Business Combinations

2007 acquisitions:	Date acquired
Prepaid Card Expo	19 January 2007
By Legal for Legal Limited	31 January 2007
MECOM & MEMEX	22 February 2007
Nicholas Publishing International	25 February 2007
Infoline Conferences Limited	23 March 2007
Investment Scorecard, Inc.	4 April 2007
Forum Pacific Rim Franchises	11 May 2007
TMTG Asia Pte Limited	14 June 2007
HQ Link Pte Limited	3 July 2007
Shared Insights US, LLC	9 July 2007
Datamonitor plc	13 July 2007
Productivity Press	31 July 2007
The Superyacht Cup SA	3 August 2007
The Haworth Press, Inc.	14 September 2007
Online-Congress AG	28 September 2007
Informanews Iberia, SA	23 October 2007
Selper Limited	31 December 2007

35 Business Combinations continued

Cash paid on acquisition net of cash acquired

	2007 £'000	2006 £'000
Current year acquisitions		
Prepaid Card Expo[1]	1,531	-
By Legal for Legal Limited[1]	228	-
MECOM & MEMEX[1]	889	-
Nicholas Publishing International[1]	870	-
Infoline Conferences Limited[1]	4,428	-
Investment Scorecard, Inc.	24,532	-
Forum Pacific Rim Franchises[1]	4,133	-
TMTG Asia Pte Limited[1]	841	-
HQ Link Pte Limited[1]	2,857	-
Shared Insights US, LLC[1]	2,806	-
Datamonitor plc	497,082	-
Productivity Press	5,238	-
The Superyacht Cup SA[1]	1,041	-
The Haworth Press, Inc.	34,184	-
Online-Congress AG	9,642	-
Informanews Iberia, SA[1]	303	-
Selper Limited[1]	621	-
Other[1]	3,242	-
Prior year acquisitions		
2006 acquisitions:		
Cavendish Publishing Limited	-	6,055
M-Solutions	-	10,143
Cordial Events Limited	-	1,491
IPEX	-	7,343
Parks & Company	-	2,522
Librapharm Limited	-	22,213
Integrated Cultures Inc.	-	1,304
IPSA, Inc.	-	3,710
David Fulton Publishers Limited	(53)	4,684
FAB4	-	288
Abu Dhabi Wedding Show	-	536
Lawrence Erlbaum Associates, Inc.	(99)	34,806
Citeline, Inc.	-	24,768
Junction Limited	45	6,382
Other	-	3,860
2005 acquisitions:		
Mark Two Communications BV	88	-
Medic-to-Medic[2]	4,087	113
IIR Holdings Limited	-	2,417
Other	-	84
2004 acquisitions:		
Cass[3]	-	3,328
Dekker	-	160
Other	448	-
	598,984	136,207

[1] These acquisitions are covered by the 'Other business combinations' table on page 120. All other current year acquisitions are detailed on pages 115 to 119. Where goodwill is provisional, a best estimate of fair value has been made but these will be reviewed and adjusted in the next year should it be necessary.

[2] In respect of the Medic-to-Medic acquisition, the deferred consideration was paid in 2007.

[3] In respect of the Cass acquisition, an earn out payment was made during 2006.

The combined impact on the Group's profit after tax from the newly acquired businesses amounted to £13,722,000 on revenues of £74,072,000 (2006: £5,602,000 on revenues of £30,647,000). The total net assets of newly acquired businesses amounted to £199,290,000 as at 31 December 2007 (2006: £92,319,000).

All acquisitions were paid for in cash and in all acquisitions full control over the business has been acquired, either by acquiring 100% of the ordinary issued share capital or by means of an asset purchase transaction. All transactions have been accounted for by the purchase method of accounting.

35 Business Combinations continued

Investment Scorecard, Inc.

On 4 April 2007, the Group acquired the trade and assets of Investment Scorecard, Inc., a service provider of fully outsourced, integrated client reporting and wealth analytics solutions for the wealth management industry, for a cash consideration of £25,150,000.

Net assets acquired	Book value £'000	Fair value adjustments £'000	Fair value £'000
Intangible assets	-	19,014	19,014
Property and equipment	426	(5)	421
Trade and other receivables	1,268	(264)	1,004
Cash and cash equivalents	618	-	618
Trade and other payables	(1,090)	(85)	(1,175)
Deferred tax liabilities	-	(5,798)	(5,798)
Net assets	1,222	12,862	14,084
Goodwill			11,066
Total consideration			25,150
Satisfied by:			
Cash			25,109
Directly attributable costs			41
			25,150
Net cash outflow arising on acquisition:			
Cash consideration			25,150
Cash and cash equivalents acquired			(618)
			24,532

Goodwill of £11,066,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is deductible for tax purposes. The goodwill arising on the acquisition is largely attributable to the anticipated incremental sales and cost synergies associated with being part of the Informa Group.

Investment Scorecard, Inc. generated revenues of £7,121,000 and net income (based on assumed tax rate of 40%) of £707,000 in the post acquisition period from 4 April 2007 to 31 December 2007. The results of Investment Scorecard, Inc. are included in the Financial Data Analysis market sector.

If the acquisition of Investment Scorecard, Inc. had taken place on the first day of the financial year, Group revenues would have been £2,276,000 higher and the Group profit after tax attributable to equity shareholders would have been £148,000 higher.

35 Business Combinations continued

Datamonitor plc

On 13 July 2007, the Group acquired 76.05% of the issued share capital of Datamonitor plc, a leading global provider of market intelligence through on-line data, analysis and forecasting platforms. At this date, the Group had control over the operations and activities of Datamonitor plc. The remaining 23.95% was acquired in full by 31 December 2007. The total cash consideration was £483,342,000.

Net assets acquired	Book value £'000	Fair value adjustments £'000	Fair value £'000
Intangible assets:			
Database content and intellectual property	79,543	150,457	230,000
Software	-	2,000	2,000
Property and equipment	1,804	-	1,804
Deferred tax assets	7,714	624	8,338
Trade and other receivables	29,286	-	29,286
Cash and cash equivalents	5,834	-	5,834
Trade and other payables	(34,426)	(795)	(35,221)
Provisions	-	(2,927)	(2,927)
Short term bank loan	(19,574)	-	(19,574)
Deferred income	(30,203)	-	(30,203)
Deferred tax liabilities	(4,768)	(59,591)	(64,359)
Net assets	35,210	89,768	124,978
Goodwill			384,939
Total consideration			509,917
Satisfied by:			
Cash			479,421
Loan notes			4,563
Contingent consideration			22,012
Directly attributable costs			3,921
			509,917
Net cash outflow arising on acquisition:			
Cash consideration			483,342
Cash and cash equivalents acquired (debt)			13,740
			497,082

Goodwill of £384,939,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is not deductible for tax purposes. The goodwill arising on the acquisition is largely attributable to the anticipated incremental sales and cost synergies associated with being part of the Informa Group.

Datamonitor plc generated revenues of £51,137,000 and net income (based on assumed tax rate of 30%) of £11,129,000 (after deducting £411,000 adjusting items) in the post acquisition period from 13 July 2007 to 31 December 2007. The results of Datamonitor plc form part of the Scientific, Technical & Medical, Financial Data Analysis, Regional Events, Telecoms & Media, and Maritime & Commodities market sectors.

If the acquisition of Datamonitor plc had taken place on the first day of the financial year, Group revenues would have been £57,067,000 higher and the Group profit after tax attributable to equity shareholders would have been £3,295,000 higher (after deducting £6,810,000 adjusting items).

35 Business Combinations continued

Productivity Press

On 31 July 2007, the Group acquired the trade and assets of Productivity Press, a publishing business devoted to the field of business process improvement, for cash consideration of £5,238,000.

Net assets acquired	Book value £'000	Fair value adjustments £'000	Fair value £'000
Intangible assets	-	3,604	3,604
Property and equipment	12	(12)	-
Inventory	249	(54)	195
Trade and other receivables	480	(189)	291
Trade and other payables	(242)	-	(242)
Net assets	499	3,349	3,848
Goodwill			1,390
Total consideration			5,238
Satisfied by:			
Cash			5,238
			5,238
Net cash outflow arising on acquisition:			
Cash consideration			5,238
			5,238

Goodwill of £1,390,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is deductible for tax purposes. The goodwill arising on the acquisition is largely attributable to the anticipated incremental sales and cost synergies associated with being part of the Informa Group.

Productivity Press generated revenues of £982,000 and net income (based on assumed tax rate of 40%) of £147,000 in the post acquisition period from 31 July 2007 to 31 December 2007. The results of Productivity Press are included in the Scientific, Technical and Medical market sector.

If the acquisition of Productivity Press had taken place on the first day of the financial year, Group revenues would have been £1,375,000 higher and the Group profit after tax attributable to equity shareholders would have been £206,000 higher.

35 Business Combinations continued

The Haworth Press, Inc.

On 13 September 2007, the Group acquired the trade and assets of The Haworth Press, Inc., a publisher of academic and professional books, journals and software, for a cash consideration of £37,078,000.

Net assets acquired	Book value £'000	Fair value adjustments £'000	Fair value £'000
Intangible assets	-	30,241	30,241
Inventory	359	-	359
Trade and other receivables	1,346	(403)	943
Cash and cash equivalents	2,894	-	2,894
Trade and other payables	(733)	(752)	(1,485)
Deferred income	(4,530)	126	(4,404)
Deferred tax assets	-	755	755
Net (liabilities) / assets	(664)	29,967	29,303
Goodwill			7,775
Total consideration			37,078
Satisfied by:			
Cash			37,054
Directly attributable costs			24
			37,078
Net cash outflow arising on acquisition:			
Cash consideration			37,078
Cash and cash equivalents acquired			(2,894)
			34,184

Goodwill of £7,775,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is deductible for tax purposes. The goodwill arising on the acquisition is largely attributable to the anticipated incremental sales synergies associated with being part of the Informa Group.

The Haworth Press, Inc. generated revenues of £2,554,000 and net income (based on assumed tax rate of 40%) of £354,000 in the post acquisition period from 13 September 2007 to 31 December 2007. The results of The Haworth Press, Inc. are included in the Humanities and Social Sciences market sector.

If the acquisition of The Haworth Press, Inc. had taken place on the first day of the financial year, Group revenues for the period would have been £8,375,000 higher and the Group profit after tax attributable to equity shareholders would have been £1,407,000 higher.

35 Business Combinations continued

Online-Congress AG

On 28 September 2007, the Group acquired 100% of the issued share capital of Online-Congress AG, a business engaged in providing online and internet related services in connection with the organisation of events, seminars, congresses and vocational training, for a cash consideration of £9,863,000.

Net assets acquired	Book value £'000	Fair value adjustments £'000	Fair value £'000
Intangible assets	-	5,254	5,254
Property and equipment	81	-	81
Trade and other receivables	697	48	745
Cash and cash equivalents	221	-	221
Trade and other payables	(158)	-	(158)
Provisions	-	(19)	(19)
Deferred tax liabilities	-	(1,471)	(1,471)
Net assets	841	3,812	4,653
Goodwill			5,210
Total consideration			9,863
Satisfied by:			
Cash			9,832
Directly attributable costs			31
			9,863
Net cash outflow arising on acquisition:			
Cash consideration			9,863
Cash and cash equivalents acquired			(221)
			9,642

Goodwill of £5,210,000 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired, and is not deductible for tax purposes. The goodwill arising on the acquisition is largely attributable to the anticipated incremental sales and cost synergies associated with being part of the Informa Group.

Online-Congress AG generated revenues of £412,000 and net income (based on assumed tax rate of 30%) of £10,000 in the post acquisition period from 28 September 2007 to 31 December 2007. The results of Online-Congress AG are included in the Regional Events market sector.

If the acquisition of Online-Congress AG had taken place on the first day of the financial year, Group revenues for the period would have been £1,438,000 higher and the Group profit after tax attributable to equity shareholders would have been £48,000 higher.

35 Business Combinations continued

Other business combinations

The Group acquired the trading assets or 100% of the issued share capital of Prepaid Card Expo, By Legal for Legal Limited, MECOM & MEMEX, Nicholas Publishing International, Infoline Conferences Limited, Forum Pacific Rim Franchises, TMTG Asia Pte Ltd, HQ Link Pte Limited, Shared Insights US, LLC, The Superyacht Cup SA, Selper Limited and various other publishing titles. The Group also acquired the remaining 50% of Informanews Iberia, SA. Total cash consideration of £25,561,000 was paid in 2007. Including deferred consideration, total consideration will not exceed £27,198,000.

Net assets acquired	Book value £'000	Fair value adjustments £'000	Fair value £'000
Intangible assets	-	29,163	29,163
Inventory	61	-	61
Trade and other receivables	1,632	(185)	1,447
Cash and cash equivalents	1,771	-	1,771
Trade and other payables	(2,518)	-	(2,518)
Deferred income	(800)	-	(800)
Deferred tax liabilities	-	(6,700)	(6,700)
Net assets	146	22,278	22,424
Goodwill			4,774
Total consideration			27,198
Satisfied by:			
Cash			25,385
Deferred consideration			1,637
Directly attributable costs			176
			27,198
Net cash outflow arising on acquisition:			
Cash consideration			25,561
Cash and cash equivalents acquired			(1,771)
			23,790

Other acquisitions generated revenues of £11,866,000 and net income (based on an assumed tax rate of 30%) of £1,375,000.

36 Notes to the Cash Flow Statement

	Notes	2007 £'000	2006 £'000
Operating profit		**153,970**	128,296
Adjustments for:			
Depreciation of property and equipment	18	**9,066**	9,113
Amortisation of intangible assets	17	**104,957**	86,656
Impairment of goodwill		**-**	515
Impairment of available for sale investments	21	**755**	-
Loss on disposal of property and equipment		**228**	23
Operating cash flows before movements in working capital		**268,976**	224,603
Decrease in inventories		**2,694**	211
(Increase)/decrease in receivables		**(11,985)**	9,866
Increase/(decrease) in payables		**17,449**	(15,185)
Movement in other operating items		**2,026**	(137)
Cash generated by operations		**279,160**	219,358

Cash and cash equivalents (which are presented as a single class of assets on the face of the Balance Sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

Adjusted cash generated by operations

	Notes	2007 £'000	2006 £'000
Cash generated by operations		**279,160**	219,358
Restructuring costs	7	**7,672**	7,203
Adjusting items on a cash flow basis		**286,832**	226,561
Accrued in prior year		**5,725**	4,426
Accrued at year end		**(5,450)**	(5,725)
Adjusted cash generated by operations		**287,107**	225,262
Adjusted operating profit	8	**260,993**	219,091

	2007 %	2006 %
Percentage of adjusted operating profit converted to adjusted cash generated by operations	**110**	103

Analysis of Net Debt

	At 1 January 2007 £'000	Non-cash items £'000	Cash flow £'000	Exchange movement £'000	At 31 December 2007 £'000
Cash at bank and in hand	19,478	-	4,495	-	23,973
Overdrafts	(728)	-	(6,339)	-	(7,067)
Net cash	18,750	-	(1,844)	-	16,906
Bank loans due in less than one year	(102,055)	-	46,303	(23)	(55,775)
Loan notes due in less than one year	(250)	(551)	250	-	(551)
Bank loans due in more than one year	(654,841)	(5,097)	(528,049)	(12,874)	(1,200,861)
Loan notes due in more than one year	-	(4,563)	-	-	(4,563)
Finance leases due in less than one year	(8)	-	5	-	(3)
Finance leases due in more than one year	(6)	-	3	-	(3)
	(738,410)	(10,211)	(483,332)	(12,897)	(1,244,850)

37 Operating Lease Arrangements

	2007 £'000	2006 £'000
Minimum lease payments under operating leases recognised in income for the year	**21,009**	17,691

At the Balance Sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2007		2006	
	Land & buildings £'000	Other £'000	Land & buildings £'000	Other £'000
Operating leases which expire:				
– Within one year	**20,435**	**658**	17,594	593
– Within two to five years	**59,513**	**918**	50,622	512
– After five years	**34,376**	-	28,568	-
	114,324	**1,576**	96,784	1,105

Operating lease payments on land & buildings represent rentals payable by the Group for certain of its properties. Leases are negotiated for an average term of 4 years and rentals are fixed for an average of 3 years. In accordance with Group policy the lease commitment cannot exceed 5 years.

38 Commitments

	2007 £'000	2006 £'000
Commitments for the acquisition of intangible and tangible fixed assets	**2,054**	543

39 Retirement Benefit Schemes

The Group operates three defined benefit pension schemes, the Informa Final Salary Scheme, the Taylor & Francis Group Pension and Life Assurance Scheme and the Achieve Learning (UK) Pension and Benefits Scheme (the Scheme) for all qualifying UK employees providing benefits based on final pensionable pay. The assets of the Scheme are held in separate trustee administered funds. Contributions to the Scheme are charged to the Income Statement so as to spread the cost of contributions over employees' working lives with the Group. Contributions are determined by a qualified actuary on the basis of triennial valuations using the attained age method to reflect the fact that the Scheme is closed to new entrants.

The latest full actuarial valuation of the Informa Final Salary Scheme was carried out at 31 March 2005 and was updated for IAS 19 purposes to 31 December 2007 by a qualified independent actuary. Employees who are members contribute 10% of pensionable pay; the Group's contribution over the year was 16.5% of pensionable pay plus an additional annual contribution of £588,000. The market value of the Scheme's assets as at 31 December 2007 was £40,350,000 which represented 88% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The assumptions adopted are:

	2007	2006
Discount rate	**5.8% p.a.**	5.1% p.a.
Rate of return on investments	**5.8% p.a.**	5.1% p.a.
Rate of increase in pensions in payment	**3.4% p.a.**	3.1% p.a.
Rate of increase in salaries	**4.9% p.a.**	4.6% p.a.

The latest full actuarial valuation of the Taylor & Francis Group Pension and Life Assurance Scheme was carried out at 30 September 2005 and was updated for IAS 19 purposes to 31 December 2007 by a qualified independent actuary. Employees who are members contribute 3% of pensionable pay; the Group's contribution over the year was 21.3% of pensionable pay plus an additional annual contribution of £585,000. The market value of the Scheme's assets as at 31 December 2007 was £12,247,000 which represented 82% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The assumptions adopted are:

	2007	2006
Discount rate	**5.8% p.a.**	5.1% p.a.
Rate of return on investments	**5.8% p.a.**	5.1% p.a.
Rate of increase in pensions in payment	**3.4% p.a.**	3.1% p.a.
Rate of increase in salaries	**4.9% p.a.**	4.6% p.a.

The latest full actuarial valuation of the Achieve Learning (UK) Pension & Benefits Scheme was carried out at 31 December 2003 and was updated for IAS 19 purposes to 31 December 2007 by a qualified independent actuary. The Scheme was closed to future accrual of pensions at the time of the acquisition of IIR Holdings limited in 2005. The market value of the Scheme's assets as at 31 December 2007 was £5,114,000 which represented 102% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The assumptions adopted are:

	2007	2006
Discount rate	**5.8% p.a.**	5.1% p.a.
Rate of return on investments	**5.8% p.a.**	5.1% p.a.
Rate of increase in pensions in payment	**3.4% p.a.**	3.1% p.a.
Rate of increase in salaries	**n/a**	n/a

The pension charge for the Scheme in the Income Statement for the year was £894,000 (2006: £2,001,000), of which £1,246,000 (2006: £1,636,000) was charged to operating profit.

The Group also operates defined contribution schemes. Contributions charged to the Income Statement during the year were £6,832,000 (2006: £6,108,000), all of which (2006: all) was charged to operating profit.

39 Retirement Benefit Schemes continued

A full valuation of the Group's Scheme was undertaken by qualified independent actuaries at 31 December 2007. The major assumptions used by the actuaries were as follows:

	At 31 December 2007	At 31 December 2006
Rate of increase in salaries		
IIR	**n/a**	n/a
Taylor & Francis	**4.9% p.a.**	4.6% p.a.
Informa	**4.9% p.a.**	4.6% p.a.
Limited price indexation pension increases		
IIR	**3.4% p.a.**	3.1% p.a.
Taylor & Francis	**3.4% p.a.**	3.1% p.a.
Informa	**3.4% p.a.**	3.1% p.a.
Discount rate		
IIR	**5.8% p.a.**	5.1% p.a.
Taylor & Francis	**5.8% p.a.**	5.1% p.a.
Informa	**5.8% p.a.**	5.1% p.a.
Inflation assumption		
IIR	**3.4% p.a.**	3.1% p.a.
Taylor & Francis	**3.4% p.a.**	3.1% p.a.
Informa	**3.4% p.a.**	3.1% p.a.

Amounts recognised in respect of these defined benefit schemes are as follows:

	Notes	Year ended 31 December 2007 £'000	Year ended 31 December 2006 £'000
Analysis of the amount charged to operating profit			
Current service cost		**(1,246)**	(1,636)
Total operating charge		**(1,246)**	(1,636)
Analysis of finance income/(expense)			
Expected return on pension scheme assets	11	**3,755**	2,820
Interest cost on pension scheme liabilities	10	**(3,403)**	(3,185)
Net finance income/(expense)		**352**	(365)
Analysis of amount recognised in the Consolidated Statement of Recognised Income and Expense			
Actual return less expected return on scheme assets		**(1,939)**	1,685
Experience gain		**459**	634
Change in actuarial assumptions		**2,940**	4,498
Limit on recognition of assets in accordance with IAS 19		**(85)**	-
Actuarial gain		**1,375**	6,817
Movement in deficit during the year			
Deficit in Scheme at beginning of year		**(11,219)**	(17,729)
Current service cost		**(1,246)**	(1,636)
Contributions		**2,301**	1,694
Other finance income/(expense)		**352**	(365)
Actuarial gains		**1,375**	6,817
Deficit in Scheme at end of year		**(8,437)**	(11,219)

39 Retirement Benefit Schemes continued

The amount recognised in the Balance Sheet in respect of the Group's Schemes are as follows:

	2007 £'000	2006 £'000	2005 £'000
Present value of defined benefit obligations	(66,063)	(65,589)	(66,716)
Fair value of Scheme assets	57,711	54,370	48,987
Limit on recognition of assets in accordance with IAS 19	(85)	-	-
Deficit in Scheme and liability recognised in the Balance Sheet	(8,437)	(11,219)	(17,729)

Changes in the present value of defined benefit obligations are as follows:

	2007 £'000	2006 £'000	2005 £'000
Opening defined benefit obligation	(65,589)	(66,716)	(48,130)
Service cost	(1,246)	(1,636)	(1,360)
Interest cost	(3,403)	(3,185)	(2,691)
Contributions from Scheme members net of benefits paid	776	816	557
Actuarial gains and losses	3,399	5,132	(10,281)
Additions on acquisition of IIR Holdings Limited	-	-	(4,811)
Closing defined benefit obligation	(66,063)	(65,589)	(66,716)

Changes in the fair value of Scheme assets are as follows:

	2007 £'000	2006 £'000	2005 £'000
Opening fair value of Scheme assets	54,370	48,987	25,595
Expected return on Scheme assets	3,755	2,820	1,999
Actuarial gains and losses	(1,939)	1,685	6,515
Contributions from the sponsoring companies	2,301	1,694	11,602
Contributions from Scheme members net of benefits paid	(776)	(816)	(557)
Additions on acquisition of IIR Holdings Limited	-	-	3,833
Closing fair value of Scheme assets	57,711	54,370	48,987

39 Retirement Benefit Schemes continued

The assets of the Taylor & Francis Group Pension and Life Assurance Scheme are held in managed funds and cash funds operated by Zurich Assurance Ltd and Legal & General. The assets of the Informa Final Salary Scheme are held in managed funds and cash funds operated by Skandia Investment Management. The assets of the Achieve Learning (UK) Pension and Benefits Plan are managed by Schroder Investment Management Ltd. The fair value of the assets held and the expected rates of return assumed are as follows:

	Expected rate of return year commencing 31 December 2007	Fair value at 31 December 2007	Expected rate of return year commencing 31 December 2006	Fair value at 31 December 2006
	%	£'000	%	£'000
Equities and property				
IIR	7.8%	4,306	7.9%	4,130
Taylor & Francis	7.8%	8,248	7.9%	7,336
Informa	7.8%	32,145	7.9%	32,480
Bonds				
IIR	5.1%	496	4.8%	486
Taylor & Francis	5.4%	3,415	4.9%	2,961
Informa	5.1%	8,036	4.7%	4,147
Cash				
IIR	4.4%	312	4.1%	57
Taylor & Francis	4.4%	584	4.1%	580
Informa	4.4%	169	4.1%	2,193
		57,711		54,370

The Schemes' assets do not include any of the Group's own financial instruments, nor any property occupied by, or other assets used by, the Group.

The history of the Scheme for the current and prior year is as follows:

	2007	2006
	£'000	£'000
Present value of defined benefit obligations	(66,063)	(65,589)
Fair value of Scheme assets	57,711	54,370
Limit on recognition of assets in accordance with IAS 19	(85)	-
Deficit in the Scheme	(8,437)	(11,219)
Related deferred tax assets	2,362	3,366
Deficit net of deferred tax assets	(6,075)	(7,853)
Experience adjustments on Scheme liabilities:		
Amount (£'000)	459	634
Percentage of Scheme liabilities (%)	0.69%	0.97%
Experience adjustments on Scheme assets:		
Amount (£'000)	(1,939)	1,685
Percentage of Scheme assets (%)	(3.00%)	3.00%

The estimated amount of contributions expected to be paid to the Schemes during the current financial year are £2,690,000 (2007: £2,380,000).

40 Share-based Payments

The Group Share Options, Share Matching and Long Term Incentive Plans provide for a grant price equal to the average quoted market price of the Group shares on the date of grant. The vesting period is generally 3 years. The options expire if they remain unexercised after the exercise period has lapsed. Furthermore, options are forfeited if the employee leaves the Group before the options vest. The options are equity settled.

Share Options

	2007		2006	
	Options	Weighted average exercise price (p)	Options	Weighted average exercise price (p)
Outstanding at beginning of year	**5,188,779**	**360.16**	7,161,292	346.85
Forfeited/lapsed during the year	**(42,544)**	**530.65**	(221,638)	526.14
Exercised during the year	**(1,768,424)**	**297.92**	(1,750,875)	268.40
Outstanding at the end of the year	**3,377,811**	**390.61**	5,188,779	360.16
Exercisable at the end of the year	**1,775,071**		4,963,211	

The weighted average share price at the date of exercise for share options exercised during the year was 297.92p. The options outstanding at 31 December 2007 had a weighted average remaining contractual life of 2.88 years (2006: 3.97 years) and exercise prices ranging from 195.54p to 736.61p (Note 28).

Inputs used to calculate those fair values and the method of calculation are set out in the following tables:

Date of grant	Estimated fair value	Share price	Exercise price	Expected volatility	Expected Life (years)	Risk free rate	Expected dividends
4 March 2004[1]	£1.18	£3.76	£3.73	32.33%	5.00	4.76%	2.00%
22 March 2004/10 May 2004 (Executive)[1]	£1.08	£3.49	£3.41 (adjusted)*	32.77%	4.87	4.62%	2.00%
22 March 2004/10 May 2004 (Employee)[1]	£0.93	£3.49	£3.41 (adjusted)*	32.77%	3.50	4.21%	2.00%
15 September 2004[1]	£1.16	£3.71	£3.70	30.59%	5.00	4.95%	2.00%

[1] Valued using the Binomial model of valuation.

* Adjusted for the business combination in 2004 of Taylor & Francis Group plc and Informa Group plc, and in 2005 for a rights issue.

Share Matching

Date of grant	Estimated fair value	Share price	Exercise price	Expected volatility	Expected Life (years)	Risk free rate	Expected dividends
13 April 2004[1]	£3.32	£3.53	n/a	n/a	n/a	n/a	2.00%
19 April 2005[1]	£3.44	£3.80	n/a	n/a	n/a	n/a	1.66%

[1] Valued using the Monte Carlo Simulation method of valuation.

40 Share-based Payments continued

Long Term Incentive Plan

Date of grant	Estimated fair value	Share price	Exercise price	Expected volatility	Expected life (years)	Risk free rate	Expected dividends
3 November 2005[1]	£2.55	£4.20	n/a	28.91%	3.00	4.49%	1.66%
29 March 2006[1]	£3.32	£4.70	n/a	25.00%	3.00	n/a	1.85%
25 April 2007[1]	£3.41	£5.85	n/a	21.20%	3.00	n/a	2.09%
25 April 2007[1]	£3.37	£5.85	£0.10	21.20%	3.00	5.47%	2.09%

[1] Valued using the Monte Carlo Simulation method of valuation.

In order to satisfy the share awards granted under Long Term Incentive Plans, the share capital would be increased by up to 1,780,000 shares. The company is planning to buy the shares as needed to satisfy the awards on the open market rather than issuing additional share capital.

Expected volatility was determined by calculating the historical volatility of the Group's share price over one, two and three years back from the date of grant. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

On 25 April 2007 the number of shares granted for the Long Term Incentive Plan scheme was 917,819 with no exercise cost and 6,051 with a 10.00 pence exercise cost.

The Group recognised total expenses of £2,591,000 (2006: £1,681,000) related to equity settled share-based payment transactions in the year ended 31 December 2007.

A complete listing of all options outstanding as at 31 December 2007 is included in Note 28.

41 Events after the Balance Sheet Date

There have been no significant events since the Balance Sheet date.

Independent Auditors' Report to the Members of Informa plc

We have audited the parent company financial statements of Informa plc for the year ended 31 December 2007 which comprise the Company Balance Sheet and the related notes 1 to 16. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Group financial statements of Informa plc for the year ended 31 December 2007 and on the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the other sections of the Annual Report that is cross referred from the Financial Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited parent company financial statements.

We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2007;
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Reading

27 February 2008

Company Balance Sheet

	Notes	2007 £'000	2006 £'000
Fixed assets			
Intangible assets	2	**34,797**	5,784
Tangible fixed assets	3	**671**	1,127
Investments	4	**1,666,816**	1,351,768
Derivative financial instruments	16 (a)	**1,990**	6,339
		1,704,274	1,365,018
Current assets			
Debtors due within one year	5	**1,643,376**	616,020
Cash at bank and in hand		**1,266**	2
Derivative financial instruments	16 (a)	**790**	1,357
		1,645,432	617,379
Creditors: amounts falling due within one year	6	**(1,360,018)**	(506,199)
Accruals and deferred income	7	**(12,555)**	(18,833)
Net current assets		**272,859**	92,347
Total assets less current liabilities		**1,977,133**	1,457,365
Creditors: amounts falling due after more than one year	8	**(1,204,361)**	(654,841)
Provisions for liabilities	9	**(450)**	(40)
Derivative financial instruments	16 (a)	**(13,142)**	-
Net assets		**759,180**	802,484
Capital and reserves			
Called up share capital	10	**425**	42,327
Share premium account	11	**-**	496,968
ESOP trust shares	11	**(1,955)**	(3,332)
Hedging and translation reserve	11	**(986)**	15,411
Reserve for own shares	11	**5,394**	2,803
Capital reserve	11	**542,728**	-
Profit and loss account	12	**213,574**	248,307
Equity shareholders' funds		**759,180**	802,484

These financial statements were approved by the Board of Directors on 27 February 2008 and were signed on its behalf by:

Peter Rigby
Director

David Gilbertson
Director

1 Accounting Policies

Basis of accounting

The separate financial statements of the Company are presented as required by the Companies Act 1985. They have been prepared under the historical cost convention and in accordance with applicable United Kingdom Accounting Standards and law.

The Directors' Report, Corporate Governance and Directors' Remuneration Report disclosures have been made in the Group Annual Report of Informa plc.

The principal accounting policies are summarised below. They have all been applied consistently throughout the year and the preceding year.

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Intangible assets

Intangible assets are initially measured at cost. Software which is not integral to a related item of hardware is included in intangible assets. Capitalised internal-use software costs include external direct costs of materials and services consumed in developing or obtaining the software, payroll and payroll-related costs for employees who are directly associated with and who devote substantial time to the project. Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its internal purpose. When the assets come into use, these costs are amortised over their expected useful lives which are deemed to be 3-10 years.

The expected useful lives of intangible assets are reviewed annually.

Tangible fixed assets

Tangible fixed assets are recorded at cost less accumulated depreciation and provision for impairment. Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets in equal instalments over the estimated useful lives of the assets. The rates of depreciation are as follows:

Leasehold land and buildings	Over life of the lease
Equipment, fixtures and fittings	3 - 15 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the net sales proceeds and the carrying amount of the asset and is recognised in income.

Share-based payments

The Company issues equity settled share-based payments to certain employees. A fair value for the equity settled share awards is measured at the date of grant. The fair value is measured using the Binomial or Monte Carlo model of valuation, which are considered to be the most appropriate valuation techniques. The valuation takes into account factors such as non-transferability, exercise restrictions and behavioural considerations. To assign a fair value to share awards granted under the Share Matching Plan, where the proportion of the award released is dependent on the level of total shareholder return, the Monte Carlo Simulation methodology is considered the most appropriate.

An expense is recognised to spread the fair value of each award over the vesting period on a straight line basis, after allowing for an estimate of the share awards that will actually vest. The estimate of vesting is reviewed annually, with any impact on the cumulative charge being recognised immediately.

Investments in subsidiaries

Investments held as fixed assets are stated at cost less provision for any impairment in value. Investments held by the Company in subsidiaries and joint ventures denominated in foreign currencies are translated at rates of exchange ruling at the Balance Sheet date.

1 Accounting Policies continued

Financial instruments

Financial assets and financial liabilities are recognised on the Company's Balance Sheet when the Company becomes a party to the contractual provisions of the instrument.

Investments

Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction costs.

At subsequent reporting dates, debt securities that the Company has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost using the effective interest rate method, less any impairment loss recognised to reflect irrecoverable amounts. An impairment loss is recognised in the Profit and Loss Account when there is objective evidence that the asset is impaired, and is measured as the difference between the investment's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition. Impairment losses are reversed in subsequent periods when an increase in the investment's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to the restriction that the carrying amount of the investment at the date the impairment is reversed shall not exceed what the amortised cost would have been had the impairment not been recognised.

All other investments are classified as available for sale, and are measured at subsequent reporting dates at fair value. Gains or losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the Profit and Loss Account for the period. Impairment losses recognised in the Profit and Loss Account for equity investments classified as available for sale are not subsequently reversed through the Profit and Loss Account. Impairment losses recognised in the Profit and Loss Account for debt instruments classified as available for sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition of the impairment loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible (with a maturity of three months or less) to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis in the Profit and Loss Account using the effective interest rate method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

1 Accounting Policies continued

Financial instruments continued

Derivative financial instruments and hedge accounting

The Company's holding activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The derivative instruments utilised by the Company to hedge these exposures are primarily interest rate swaps. The Company does not use derivative contracts for speculative purposes.

The Board set the Company's treasury policy to ensure that it has adequate financial resources to develop the Company's businesses and to manage the currency and interest risks to which the Group is exposed. All external hedging is performed by the Company Treasury function. Company Treasury acts as a service centre operating under the clearly defined regulation of the Board. The Company monitors the distribution of its cash assets, borrowings and facilities so as to control exposure to the relative performance of any particular territory, currency or institution.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the Profit and Loss Account. If the cash flow hedge of a firm commitment or forecast transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the Profit and Loss Account in the same period in which the hedged item affects net profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the Profit and Loss Account as they arise.

Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the Profit and Loss Account for the year.

Finance costs

Finance costs of debts are capitalised against the debt value on first drawdown of the debt and are recognised in the Profit and Loss Account at a constant rate over the life of the debt.

ESOP trust shares

Own shares deducted in arriving at shareholders' funds represent the cost of the Company's ordinary shares acquired by the Employee Share Option Plan (ESOP) trusts in connection within certain of the Company's employee share schemes.

Provisions

Provisions are recognised when the Company has a present obligation as a result of a past event, and it is probable that the Company will be required to settle that obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle the obligation at the Balance Sheet date, and are discounted to present value where the effect is material.

2 Intangible Assets

	Intangible software assets £'000
Cost	
At 1 January 2007	5,784
Additions	29,151
Reclassification	648
At 31 December 2007	35,583
Amortisation	
At 1 January 2007	-
Charge for year	(659)
Reclassification	(127)
At 31 December 2007	(786)
Net book value	
At 31 December 2007	34,797
At 31 December 2006	5,784

3 Tangible Fixed Assets

	Leasehold land and buildings £'000	Equipment, fixtures and fittings £'000	Total £'000
Cost			
At 1 January 2007	548	3,873	4,421
Additions	107	318	425
Reclassification	-	(648)	(648)
At 31 December 2007	655	3,543	4,198
Depreciation			
At 1 January 2007	(213)	(3,081)	(3,294)
Charge for year	(84)	(276)	(360)
Reclassification	-	127	127
At 31 December 2007	(297)	(3,230)	(3,527)
Net book value			
At 31 December 2007	358	313	671
At 31 December 2006	335	792	1,127

4 Investments Held as Fixed Assets

	Shares in subsidiary undertakings £'000	Available for sale investments £'000	Total £'000
At 1 January 2007	1,350,637	1,131	1,351,768
Additions	311,913	-	311,913
Reclassification	388	(388)	-
Exchange differences	3,621	-	3,621
Impairment[1]	-	(486)	(486)
At 31 December 2007	1,666,559	257	1,666,816

[1] The impairment loss recognised in 2007 relates to the investment in Xinhua Financial Network Limited, which is listed in Japan.

The listing below shows the subsidiary undertakings as at 31 December 2007 which affected the profits or net assets of the Company:

Company	Country of registration	Principal activity	Ordinary shares held
Taylor & Francis Group Limited	England and Wales	Holding company	100%
Informa Quest Limited	England and Wales	Qualifying employee share trust	100%
MMS Group Holdings Limited	England and Wales	Holding company	100%
PJB Publications Limited	England and Wales	Holding company	100%
Taylor & Francis Informa One Limited	England and Wales	Holding company	100%
Taylor & Francis Informa Two Limited	England and Wales	Holding company	100%
Informa Acquisitions Holdings Limited	England and Wales	Holding company	100%
IIR Holdings Limited	Bermuda	Holding company	100%
IIR Hungary Limited	Hungary	Conference organisation	100%

The proportion of voting power held is the same as the proportion of ownership interest.

5 Debtors Due Within One Year

	2007 £'000	2006 £'000
Amounts owed by subsidiary undertakings	1,611,539	592,639
Other debtors	31,420	23,148
Prepayments and accrued income	417	233
	1,643,376	616,020

6 Creditors: Amounts Falling Due Within One Year

	2007 £'000	2006 £'000
Bank loans	48,423	96,790
Bank overdraft	-	34
Amounts owed to subsidiary undertakings	1,311,475	409,015
Other creditors	120	360
	1,360,018	506,199

7 Accruals and Deferred Income

	2007 £'000	2006 £'000
Accruals	12,555	18,833

8 Creditors: Amounts Falling Due After More Than One Year

	2007 £'000	2006 £'000
Bank loans	1,200,861	654,841
Other creditors	3,500	-
	1,204,361	654,841

The bank loans are guaranteed by material subsidiaries of the Company. An analysis of the maturity of debt is given in Note 16(a).

9 Provisions for Liabilities

	Property Lease 2007 £'000	Property Lease 2006 £'000
At 1 January	**40**	998
Provided in year	**450**	-
Utilised in year	**(40)**	(958)
At 31 December	**450**	40

The property lease provision represents the estimated excess of rent payable on surplus property leases, dilapidation provisions where they exist, less rent received via sub leases. £307,000 of these liabilities are due within one year.

10 Share Capital

	2007 £'000	2006 £'000
Authorised		
600,000,000 (2006: 600,000,000) ordinary shares of 0.10p each (2006: 10.00p each)	**600**	60,000

On 19 December 2007 the authorised share capital was reduced by cancelling and extinguishing 9.90 pence of each 10.00 pence share.

Issued and fully paid		
424,624,095 ordinary shares of 0.10p each (2006: 423,265,712 of 10.00p each)	**425**	42,327

	2007 £'000	2006 £'000
At 1 January	**42,327**	42,152
Options exercised	**136**	175
Capital reduction	**(42,038)**	-
At 31 December	**425**	42,327

Movements in called up share capital

On 19 December 2007, the Company: (i) reduced its issued share capital by cancelling and extinguishing 9.90 pence of the amount paid up or credited as paid up on each issued ordinary share of 10.00 pence and reduced the nominal value of each authorised but unissued ordinary share to 0.10 pence; and (ii) cancelled the entire sum credited to the Company's share premium account. Together these changes have resulted in the recognition of a capital reserve of £542,728,000.

During the year the Company issued 1,358,383 (2006: 1,744,602) ordinary shares of 10.00 pence for a consideration of £3,864,000 (2006: £4,659,000) with a nominal value of £136,000 (2006: £175,000) as a result of the exercise of share options.

11 Reserves

	Share Premium Account £'000	ESOP Trust Shares £'000	Hedging and Translation Reserve £'000	Reserve for Own Shares £'000	Capital Reserve £'000
At 1 January 2007	**496,968**	**(3,332)**	**15,411**	**2,803**	-
Recognised in income and expense in the year	-	-	**(16,397)**	-	-
Options exercised	-	**1,377**	-	-	-
Share award expense	-	-	-	**2,591**	-
Premium arising on options exercised during the year	**3,722**	-	-	-	-
Capital reduction	**(500,690)**	-	-	-	**542,728**
At 31 December 2007	-	**(1,955)**	**(986)**	**5,394**	**542,728**

As at 31 December 2007 the Informa Employee Share Trust held 297,616 (2006: 618,718) ordinary shares in the Company at a cost of £1,955,000 (2006: £3,332,000) and a market value of £1,374,000 (2006: £3,694,000). Informa Quest Ltd held 2,775 (2006: 106,495) ordinary shares at a book cost of £15,000 (2006: £106,000) and a market value of £13,000 (2006: £636,000). These shares have not yet been allocated to individuals and accordingly, dividends on these shares have been waived.

As at 31 December 2007 the Company held 0.1% (2006: 0.2%) of its own called up share capital.

12 Profit and Loss Account

	2007 £'000	2006 £'000
At 1 January	**248,307**	315,247
Profit/(loss) after taxation	**26,787**	(27,780)
Dividends to shareholders	**(61,520)**	(39,160)
At 31 December	**213,574**	248,307

Included in the Profit and Loss Account of the Company at 31 December 2007 are non-distributable reserves of £203,344,000 (2006: £203,344,000).

As permitted by Section 230 of the Companies Act 1985, the Profit and Loss Account of the parent company is not presented as part of these accounts. The parent company's profit, before the payment of dividends for the financial year, amounted to £26,787,000 (2006: loss £27,780,000).

For the year ended 31 December 2007, dividends paid to shareholders comprise the final 2006 dividend of £37,759,000 (8.90p per share) and the interim 2007 dividend of £23,761,000 (5.60 per share). For the year ended 31 December 2006, dividends paid to shareholders comprise the final 2005 dividend of £25,275,000 (6.00p per share) and the interim 2006 dividend of £13,885,000 (3.30p per share). The proposed final dividend for the year ended 31 December 2007 is £48,013,000 (11.30p per share).

The Capital reserve of £542,728,000 will become distributable upon satisfaction of certain legal requirements for the protection of creditors of the Company, which will be completed prior to the declaration of the final dividend at the Annual General Meeting.

Amounts payable to Deloitte & Touche LLP by the Company in 2007 in relation to audit services amounted to £28,000 (2006: £27,000). Amounts payable to Deloitte & Touche LLP by the Company in 2007 in relation to non-audit services amounted to £nil (2006: £nil).

13 Share-based Payments

Details of the share-based payments are disclosed in the Group financial statements (Note 40).

14 Operating Lease Arrangements

	2007 £'000	2006 £'000
Minimum lease payments under operating leases recognised in income for the year	**730**	445

At the Balance Sheet date, the Company had annual commitments under non-cancellable operating leases, for land and buildings, as follows:

	2007 £'000	2006 £'000
Operating leases which expire within one year	**510**	-
Operating leases which expire between two and five years	**220**	445
	730	445

Operating lease payments represent rentals payable by the Company for certain of its properties. Leases are negotiated for an average term of four years.

15 Staff Costs

The average monthly number of persons employed by the Company (including Directors) during the year was 82 (2006: 75).

Their aggregate remuneration comprised:

	2007 £'000	2006 £'000
Wages and salaries	**15,653**	11,560
Social security costs	**1,198**	1,108
Pension costs	**448**	645
Redundancy costs	**395**	825
	17,694	14,138

The remuneration of Directors is set out below. Further information about the remuneration of individual Directors is provided in the audited part of the Directors' Remuneration Report on pages 60 to 68 of the Group financial statements.

	2007 £'000	2006 £'000
Short-term employee benefits	**3,238**	3,080
Post-employment benefits	**336**	321
Long-term employee benefits	**58**	69
Termination benefits	**511**	-
	4,143	3,470

16 Financial Instruments

The Company's activities expose it mainly to the financial risks of changes in foreign currency exchange rates and changes in interest rates. The Company's policy is to hedge these exposures as explained further below using primarily interest rate swaps.

Treasury policy

The Board sets the Company's treasury policy to ensure that it has adequate financial resources to develop the Company's businesses and to manage the currency and interest risks to which the Company is exposed. The Company mainly uses interest rate swap contracts to hedge these exposures. All external hedging is performed by the Treasury function. The Company does not use derivative financial instruments for speculative purposes. Where a derivative (in whole or in part) cannot be designated in an effective hedge relationship any gain or loss arising on the undesignated portion of the derivative is immediately recognised in the Profit and Loss Account. Those derivative financial instruments (or portions thereof) that are not designated in a hedge relationship are classified as held for trading. The Treasury function acts as a service centre operating under the clearly defined regulation of the Board. The Company monitors the distribution of its cash assets, borrowings and facilities so as to control exposure to the relative performance of any particular territory, currency or institution.

Funding and cash management

The Company primarily borrows at short-term variable rates under its multi-currency loan facilities. These borrowings are guaranteed by material subsidiary companies. In connection with the acquisition of Datamonitor plc, in July 2007 the Company arranged for a new five year loan agreement, becoming effective upon the acquisition of Datamonitor plc in July 2007 and comprised of two facilities:

- A - Term loans of GBP 394.74m, USD 840m and EUR 220m;
- B - Multi-currency revolving facilities of GBP 500m.

The previously existing loan facility was cancelled at the same time. In 2001, the Company raised USD 50m on the US private placement market. This facility was cancelled in August 2007.

Operationally, cash pooling arrangements have been organised in primarily GBP, EUR and USD to minimise interest payable on net overdrafts and/or maximise interest receivable on net surplus balances.

Cash flows

Historically and for the foreseeable future the Company has been and is expected to continue to be in a net borrowing position. The Company's policy is to fulfil its borrowing requirements by borrowing in the currencies in which it operates, principally GBP, USD and EUR; thereby providing a natural hedge against projected future surplus USD and EUR cash inflows as well as spreading the Company's interest rate profile across a number of currencies. In addition, GBP denominated borrowings serve to reduce the exposure of the debt to EBITDA banking covenant to movements in exchange rates in respect of currency denominated debt. Therefore the Company seeks to maintain GBP denominated borrowings in the range of 25% - 50% of total borrowings, including where necessary, the selling of USD and EUR for GBP on a regular basis.

In addition, if a significant foreign currency denominated future transaction or cash flow is projected, then the Company may utilise forward foreign exchange contracts to help hedge the associated risk.

Foreign currency risk

Allied to the Company's above policy on the hedging of surplus foreign currency cash inflows, the Company will usually seek to finance its cost of investment in its principal overseas subsidiaries by borrowing in those subsidiaries' functional currencies, primarily EUR and USD. This policy has the effect of protecting the Company's Consolidated Balance Sheet from movements in those currencies to the extent that the associated net assets exceed the net foreign currency borrowings.

Interest rate risk

The Company seeks to minimise its exposure to fluctuations in interest rates by using interest rate swaps as cash flow hedges to hedge up to 90% of forecast interest payments over a period of up to five years, based on forecast net debt levels by currency during that period. This policy provides a level of certainty of future interest costs by swapping floating costs to fixed interest payments which in turn assists the predictability of achieving interest-based loan covenants.

Contracts with nominal value of £935,207,000 (2006: £466,253,000) have fixed interest payments at an average rate of 4.98% (2006: 4.33%) for periods up until 30 April 2010 and have floating interest receipts at LIBOR plus 0%.

16 Financial Instruments continued

16 (a) Maturity Profile of Company Financial Assets and Liabilities

Financial liabilities

	Less than 1 year £'000	1-2 years £'000	2-5 years £'000	More than 5 years £'000	2007 Total £'000	Less than 1 year £'000	1-2 years £'000	2-5 years £'000	More than 5 years £'000	2006 Total £'000
Current										
Overdraft	-	-	-	-	-	34	-	-	-	34
Bank loans	48,423	-	-	-	48,423	96,790	-	-	-	96,790
Total current	48,423	-	-	-	48,423	96,824	-	-	-	96,824
Non-current										
Bank loans	-	96,845	1,104,016	-	1,200,861	-	96,343	558,498	-	654,841
Derivative financial liabilities	-	2,472	10,670	-	13,142	-	-	-	-	-
Total non-current	-	99,317	1,114,686	-	1,214,003	-	96,343	558,498	-	654,841
Total	48,423	99,317	1,114,686	-	1,262,426	96,824	96,343	558,498	-	751,665

The Company had the following committed undrawn borrowing facilities at 31 December:

Expiry date	2007 £'000	2006 £'000
In one year or less	-	-
In more than one year but not more than two years	-	-
In more than two years	217,179	129,053
	217,179	129,053

Financial assets

	Less than 1 year £'000	1-2 years £'000	2-5 years £'000	More than 5 years £'000	2007 Total £'000	Less than 1 year £'000	1-2 years £'000	2-5 years £'000	More than 5 years £'000	2006 Total £'000
Current										
Cash and cash equivalents	1,266	-	-	-	1,266	2	-	-	-	2
Derivative financial instruments	790	-	-	-	790	1,357	-	-	-	1,357
Total current	2,056	-	-	-	2,056	1,359	-	-	-	1,359
Non-current										
Other financial investments (Note 4)	-	-	-	257	257	-	-	-	1,131	1,131
Derivative financial instruments	-	423	1,567	-	1,990	-	1,488	4,851	-	6,339
Total non-current	-	423	1,567	257	2,247	-	1,488	4,851	1,131	7,470
Total	2,056	423	1,567	257	4,303	1,359	1,488	4,851	1,131	8,829

16 Financial Instruments continued

16 (b) Interest Rate Profile

The following interest rate and currency profile of the Company's financial liabilities and assets is after taking into account any interest rate and cross currency swaps entered into by the Company.

Financial liabilities	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	2007 Total £'000	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	2006 Total £'000
Gross Borrowings								
GBP	357,000	154,905	-	511,905	187,000	154,228	-	341,228
USD	424,067	109,260	-	533,327	252,409	76,331	-	328,740
EUR	154,140	49,912	-	204,052	26,844	46,277	-	73,121
Other worldwide currencies	-	-	-	-	-	8,576	-	8,576
	935,207	314,077	-	1,249,284	466,253	285,412	-	751,665
Derivative financial liabilities								
GBP	5,630	-	-	5,630	-	-	-	-
USD	7,367	-	-	7,367	-	-	-	-
EUR	145	-	-	145	-	-	-	-
Other worldwide currencies	-	-	-	-	-	-	-	-
	13,142	-	-	13,142	-	-	-	-

The Company draws down on its borrowing facilities at floating rates of interest. A portion of those are then swapped to fixed rates in line with the treasury policy. The first portion of these swaps end within twelve months £99,703,000 (2006: £130,108,000), the second portion ends in a period greater than one year but less than two years £321,776,000 (2006: £100,451,000) and the final portion ends between two and five years £513,729,000 (2006: £228,984,000).

Interest on floating rate liabilities is based on the relevant national inter-bank rates.

Financial assets	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	2007 Total £'000	Fixed rate £'000	Floating rate £'000	Non-interest bearing £'000	2006 Total £'000
Gross non-derivative financial assets								
GBP	-	1,266	257	1,523	-	2	1,131	1,133
USD	-	-	-	-	-	-	-	-
EUR	-	-	-	-	-	-	-	-
Other worldwide currencies	-	-	-	-	-	-	-	-
	-	1,266	257	1,523	-	2	1,131	1,133
Derivative financial assets								
GBP	1,886	-	-	1,886	2,600	-	-	2,600
USD	394	-	-	394	5,043	-	-	5,043
EUR	500	-	-	500	53	-	-	53
Other worldwide currencies	-	-	-	-	-	-	-	-
	2,780	-	-	2,780	7,696	-	-	7,696

Interest on floating rate bank deposits is based on the relevant national inter-bank rate and may be fixed in advance for up to one month. There were no fixed rate deposits as at 31 December 2007 or 2006.

16 Financial Instruments continued

16 (b) Interest Rate Profile continued

The interest rate profile of fixed rate financial liabilities and the weighted average maturity period (in years) of interest-free financial liabilities are analysed below:

	2007		2006	
	Weighted average effective interest rate %	Weighted average for period for which the rate is fixed	Weighted average effective interest rate %	Weighted average for period for which the rate is fixed
GBP	**5.8**	**2.5**	4.8	2.5
USD	**4.8**	**2.4**	4.2	1.8
EUR	**4.4**	**2.6**	3.6	0.8

16 (c) Fair Values of Financial Assets and Liabilities

The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties and is calculated by reference to market rates discounted to current value. The fair value of these financial instruments was:

Primary financial instruments held or issued to finance the Company's operations

	2007		2006	
	Book value £'000	Estimated fair value £'000	Book value £'000	Estimated fair value £'000
Bank loans and overdrafts (including current portion of long-term borrowings)	**(48,423)**	**(48,423)**	(96,824)	(96,824)
Long-term borrowings	**(1,200,861)**	**(1,200,861)**	(654,841)	(655,494)
Cash deposits	**1,266**	**1,266**	2	2
Other financial assets	**257**	**257**	1,131	1,131
Net derivative financial instruments	**(10,362)**	**(10,362)**	7,696	7,696

The carrying value of primary financial instruments approximates to fair value due to the short maturity of the instruments or because they bear interest at rates approximate to the market. The fair value of the other financial assets is calculated based on the quoted market price, excluding any transaction costs.

Derivative financial instruments held to manage the interest rate profile

	2007		2006	
	Carrying amount £'000	Estimated fair value £'000	Carrying amount £'000	Estimated fair value £'000
Net interest rate swaps (Note 16(b))	**(10,362)**	**(10,362)**	7,696	7,696

Fair values are determined by calculating the expected cash flows under the terms of each specific contract, discounted back to their present value. The expected cash flows are determined by modelling cash flows using appropriate financial market pricing models. Discounting is achieved through constructing discount curves derived from the market price of the most appropriate observable interest rate products such as deposits and interest rate futures and swaps. The carrying amount of the interest rate swaps comprise £(3,745,000) (2006: £2,600,000) in GBP, £(6,972,000) (2006: £5,043,000) in USD, £355,000 (2006: £53,000) in EUR and £nil (2006: £nil) in other worldwide currencies.

Five Year Summary

	IFRS				Pre-IFRS*
	2007	2006	2005	2004	2003
	£'000	£'000	£'000	£'000	£'000
Results					
Revenue	**1,129,098**	1,039,142	729,280	449,845	267,997
Profit from operations	**153,970**	128,296	91,418	62,339	17,405
Profit before tax	**124,365**	86,500	61,045	42,995	7,763
Profit attributable to equity holders of Informa plc	**99,192**	67,368	8,825	69,836	859
Assets employed					
Non-current assets	**2,767,570**	2,096,152	2,105,358	1,156,229	340,286
Current assets	**303,933**	286,366	239,491	144,874	74,037
Non-current assets classified as held for resale	**2,247**	2,247	4,574	5,924	-
Current liabilities	**(591,378)**	(527,334)	(466,076)	(244,474)	(142,732)
Non-current liabilities	**(1,553,909)**	(925,442)	(957,359)	(430,675)	(194,071)
Net assets	**928,463**	931,989	925,988	631,878	77,520
Financed by					
Equity	**927,851**	931,400	925,878	631,825	77,441
Minority interests	**612**	589	110	53	79
	928,463	931,989	925,988	631,878	77,520
Key statistics					
Earnings per share	**23.40**	15.98	2.27	25.47	0.65
Diluted earnings per share	**23.32**	15.91	2.26	25.30	0.65

* The amounts disclosed for 2003 are stated on the basis of UK GAAP because it is not practicable to restate amounts for periods prior to the date of transition to IFRSs.

Legal Notices

Notice regarding limitations on the liability of Directors under English Law

Under the UK Companies Act 2006, the liability of the Directors of Informa plc is limited in respect of statements in and omissions from the Directors' Report contained on pages 10 to 68. Under English law the Directors can be liable to the Company (but not to any third party) if the Directors' Report contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but can not otherwise be liable.

Pages 10 to 68 inclusive comprise the Directors' Report which has been drawn up and presented in accordance with and in reliance upon English law and the potential liability of the Directors in connection with that report shall be subject to the limitations and restrictions provided by English law.

Notice concerning forward-looking statements

This Annual Report and written information released, or oral statements made, in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. The Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve inherent risks and uncertainties. The Group warns investors that a number of important factors, including those in this document, could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under 'Risk and Uncertainties' on pages 51 to 53 of this Annual Report.

Website

Informa's website www.informa.com gives additional information on the Group. Information made available on the website does not constitute part of this Annual Report.



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informa

Mortimer House
37 – 41 Mortimer Street
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T +44 (0)20 7017 5000
F +44 (0)20 7017 4286

#82-35121

informa

Statement Regarding Press Speculation

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA, JAPAN UNITED STATES

The Board of Informa plc notes the recent press speculation and confirms that it has received an approach from United Business Media plc ("UBM") about a possible all-share merger. The Board of Informa is considering the proposal and is in preliminary discussions with UBM. There can be no certainty that any transaction will take place.

A further announcement will be made in due course.

Enquiries

Informa	
Peter Rigby Adam Walker	Telephone: +44 (0) 20 7017 5000
Greenhill & Co. International LLP (Financial adviser to Informa)	
Simon Borrows Rachel Clark	Telephone: +44 (0) 20 7198 7400
Hoare Govett (Corporate broker to Informa) Sara Hale	Telephone: +44 (0) 20 7678 8000
Maitland (PR adviser to Informa) William Clutterbuck	Telephone: +44 (0) 7785 292617

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Informa o UBM, all "dealings" in any "relevant securities" of that company (including by means of an option i respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed no later than 3.30 pm (London time) on the London business day following the date of the relevan transaction. This requirement will continue until the date on which any offer becomes, or is declar unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Informa or UBM, the

will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Informa or UI by Informa or UBM, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transactic

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should disclosed, and the number of such securities in issue, can be found on the Takeover Panel's websi www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated having an "interest" by virtue of the ownership or control of securities, or by virtue of any option ii respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, y should consult the Panel.

#82-35121

informa

Termination Of Discussions With United Business Medi plc And Approach Received from Third Party

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA, JAPAN OR UNITED STATES

The Board of Informa plc ("Informa" or the "Company") notes the recent announcement by Unite Business Media plc ("UBM") that discussions between UBM and Informa have ceased.

As announced on 8 June, UBM approached Informa regarding a possible all-share merger. These discussions remained at a very preliminary stage and no agreement on terms had been reached between the parties.

The Board of Informa also announces that it has received a further approach from a third party th may or may not lead to a takeover offer in cash being made for the Company.

The Board confirms that Informa continues to trade in line with its expectations.

A further announcement will be made in due course.

Enquiries

Informa	
Peter Rigby Adam Walker	Telephone: +44 (0) 20 7017 5000
Greenhill & Co. International LLP (Financial adviser to Informa)	
Simon Borrows Rachel Clark	Telephone: +44 (0) 20 7198 7400
Hoare Govett (Corporate broker to Informa) Sara Hale	Telephone: +44 (0) 20 7678 8000
Maitland (PR adviser to Informa) William Clutterbuck	Telephone: +44 (0) 7785 292617

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Informa, a "dealings" in any "relevant securities" of Informa (including by means of an option in respect of, o derivative referenced to, any such "relevant securities") must be publicly disclosed by no later thar

3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditi as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Informa, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Informa by ai potential offeror or Informa, or by any of their respective "associates", must be disclosed by no lat than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should disclosed, and the number of such securities in issue, can be found on the Takeover Panel's websit www.thetakeoverpanel.org.uk .

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated having an "interest" by virtue of the ownership or control of securities, or by virtue of any option ir respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, yc should consult the Panel.

#82 - 35121

informa



Informa plc

NOTICE OF ANNUAL GENERAL MEETING 2008
THURSDAY 15 MAY 2008 AT 11.00 A.M.

TO BE HELD AT THE OFFICES OF CMS CAMERON McKENNA LLP AT MITRE HOUSE, 160 ALDERSGATE STREET, LONDON EC1A 4DD

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your ordinary shares, please pass this document together with the accompanying form of proxy to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the ordinary shares.

informa

4 April 2008

Dear Shareholder,

Notice of Annual General Meeting 2008

I am pleased to invite you to the Annual General Meeting ("AGM") of the Company to be held on Thursday 15 May 2008 at 11.00 a.m. at the offices of CMS Cameron McKenna LLP, Mitre House, 160 Aldersgate Street, London EC1A 4DD. The formal notice of AGM is set out on pages 3 and 4 of this document which sets out the business to be considered at the Meeting, followed by explanatory notes on the resolutions to be proposed.

Each resolution will be proposed and voted on separately and there will be an opportunity during the AGM to ask questions of your Directors on the issues involved.

Your Directors believe the proposed resolutions are in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote in favour of each of the proposed resolutions.

The Form of Proxy enclosed with this letter should be completed and returned as soon as possible, but in any event so as to be received by Equiniti at Aspect House, Spencer Road, Lancing, West Sussex BN99 6ZL by no later than 11.00 a.m. on 13 May 2008. Alternatively, shareholders may register the appointment of a proxy electronically by logging on to the website www.sharevote.co.uk. Electronic proxy appointments must also be received by Equiniti no later than 11.00 a.m. on 13 May 2008. Proxy voting in respect of uncertificated shares my also be registered electronically through CREST – see note 8 on page 5 of this document.

If you are viewing this letter via the Informa website, and have registered on www.shareview.co.uk to cast your vote online, you can do so by logging on to www.shareview.co.uk. However, if you wish to receive a hard copy proxy card, you will need to contact the Company's Registrars, Equiniti, by calling 0871 384 2381 or by writing to Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, stating your name, shareholding and shareholder reference number.

Shareholders who return a Form of Proxy or give an electronic proxy instruction will still be able to attend and vote in person at the Meeting if they so wish.

I look forward to meeting you at the AGM.

Yours sincerely,

Derek Mapp
Chairman

NOTICE OF ANNUAL GENERAL MEETING 2008

Notice is hereby given that the AGM of Informa plc will be held at the offices of CMS Cameron McKenna LLP, Mitre House, 160 Aldersgate Street, London EC1A 4DD on Thursday 15 May 2008 at 11.00 a.m. The business of the Meeting will be to consider and, if thought fit, to pass the following Resolutions of which Resolutions 1 to 13 are proposed as Ordinary Resolutions and Resolutions 14 to 18 as Special Resolutions:

Ordinary Resolutions

1. To receive the Report of the Directors and the Accounts for the year ended 31 December 2007 and the Report of the Auditors on the Accounts.

2. To declare a final dividend of 11.3p per ordinary share.

3. To re-elect Mr Derek Mapp as a Director.

4. To re-elect Mr Peter Rigby as a Director.

5. To re-elect Mr Adam Walker as a Director.

6. To re-elect Mr Sean Watson as a Director.

7. To re-elect Dr Pamela Kirby as a Director.

8. To re-elect Mr John Davis as a Director.

9. To re-elect Dr Brendan O'Neill as a Director.

10. To approve the Directors' Remuneration Report for the year ended 31 December 2007.

11. To re-appoint Deloitte & Touche LLP as auditors of the Company.

12. To authorise the Directors to determine the remuneration of the auditors.

13. That, in accordance with article 6 of the Company's current Articles of Association, the directors be empowered to allot relevant securities up to a maximum nominal amount of £141,633 that such authority shall expire at the conclusion of the next Annual General Meeting and that all previous authorities under section 80 of the Companies Act 1985 shall be revoked.

Special Resolutions

14. To approve the 2008 US Employee Stock Purchase Plan.

15. To authorise the Company and those companies which are subsidiaries of the Company at any time during the period, for the purposes of Part 14 of the Companies Act 2006 (previously section 347 of the Companies Act 1985), during the period from the date of the passing of this resolution and expiring at the conclusion of the AGM in 2012 or 15 July 2012, whichever is earlier:

    (i) to make political donations to political parties, and/or independent election candidates;

    (ii) to make political donations to political organizations other than political parties; and

    (iii) to incur political expenditure,

    up to an aggregate of £50,000 and the total amount authorized under each of paragraphs (i) to (iii) shall be limited to £25,000.

16. That the Directors be empowered pursuant to section 95 of the Companies Act 1985 (the "Act") to allot equity securities (as defined in section 94(2) of that Act) for cash pursuant to the general authority conferred on them by resolution 13 above and/or to sell equity securities held as treasury shares for cash pursuant to section 162D of that Act, in each case as if section 89(1) of that Act did not apply to any such allotment or sale, provided that this power shall be limited to:

(a) any such allotment and/or sale of equity securities in connection with an issue or offer by way of rights or other pre-emptive issue or offer, open for acceptance for a period fixed by the Directors, to holders of ordinary shares (other than the Company) on the register on any record date fixed by the Directors in proportion (as nearly as may be) to the respective number of ordinary shares deemed to be held by them, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and

(b) any such allotment and/or sale, otherwise than pursuant to sub-paragraph (a) above, of equity securities having, in the case of relevant shares (as defined in section 94(5) of the Act), an aggregate nominal value or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having an aggregate nominal value, not exceeding the sum of £21,245.

This authority (which revokes the authority taken pursuant to section 95 of the Act dated 15 May 2007) shall expire, unless previously revoked or renewed by the Company in general meeting, at such time as the general authority conferred on the Directors by Resolution 13 above expires, except that the Company may at any time before such expiry make any offer or agreement which would or might require equity securities to be allotted or equity securities held as treasury shares to be sold after such expiry and the Directors may allot equity securities and/or sell equity securities held as treasury shares in pursuance of such an offer or agreement as if the power conferred by this resolution had not expired.

17. That the Company is generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 0.1p each in the capital of the Company in accordance with its Articles of Association provided that in doing so it:

(a) purchases no more than 42,489,780 ordinary shares in aggregate;

(b) pays not less than 0.1p (excluding expenses) per ordinary share; and

(c) pays a price per share that is not more (excluding expenses) per ordinary share than the higher of (i) 5 per cent. above the average market value of an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately before the day on which it purchases that share and (ii) the price stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation.

This authority shall expire at the conclusion of the next Annual General Meeting of the Company but the Company may, if it agrees to purchase ordinary shares under this authority before it expires, complete the purchase wholly or partly after this authority expires.

18. THAT the Articles of Association of the Company contained in the document produced to the Meeting and signed by the Chairman for the purposes of identification be approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association, with effect from the conclusion of the 2008 Annual General Meeting.

By order of the Board

John Burton
Company Secretary

4 April 2008

Registered Office: Mortimer House, 37-41 Mortimer Street, London, W1T 3JH
Registrars: Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA.

Notes:

1. Members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. A form of proxy which may be used to make such appointment and give proxy instructions accompanies this notice. If you do not have a form of proxy and believe that you should have one, or if you require additional forms, please contact the Company's registrars, Equiniti on 0871 384 2381.

2. To be valid, the enclosed reply-paid form of proxy, together, if appropriate, with the power of attorney or the authority (if any) under which it is signed, or a notarially certified copy of such power or authority must be deposited at the offices of Equinti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6ZL not later than 11.00 a.m. on 13 May 2008. If you prefer, you may send them in an envelope using the same FREEPOST address details.

3. Alternatively, shareholders may register the appointment of a proxy electronically by logging on to the website of www.sharevote.co.uk. Full details of the procedure are given on that website. Electronic proxy appointments must be received by Equiniti no later than 11.00 a.m. on 13 May 2008.

4. The return of a completed form of proxy or any CREST Proxy Instruction (as described in paragraph 9 below) will not prevent a shareholder attending the Annual General Meeting and voting in person if he/she wishes to do so.

5. Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a "Nominated Person") may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Annual General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

6. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 to 3 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.

7. Pursuant to Regulations 41 of the Uncertificated Securities Regulations 2001, the Company specifies that to be entitled to attend and vote at the Annual General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the Register of Members of the Company at 6.00 p.m. on 13 May 2008 (or, in the event of any adjournment, 6.00 p.m. on the date which is two days before the time of the adjourned meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

8. As at 19 March 2008 (being the latest practicable date prior to the publication of this Notice) the Company's issued share capital consists of 424,897,800 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 19 March 2008 are 424,897,800.

   (a) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   (b) In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company's agent (ID 7RA01) by 11.00 a.m. on 13 May 2008. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   (c) CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   (d) The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

9. In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a

vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

10. Addresses (including electronic addresses) in this document are included strictly for the purposes specified and not for any other purpose.

Explanatory Notes on the Resolutions to the Notice of Annual General Meeting

Resolution 1: Report and Accounts

The Directors are required by the Companies Act 1985 to present to the shareholders of the Company at a general meeting the reports of the directors and auditors, and the audited accounts for the year ended 31 December 2007.

Resolution 2: Final dividend

The Directors recommend that a final dividend of 11.3p per ordinary share be paid which, together with the interim dividend of 5.6p per ordinary share paid on 5 October 2007, makes a total for the year of 16.9p per ordinary share. The final dividend will be payable on 21 May 2008 to shareholders registered as at the close of business on 18 April 2008.

Resolutions 3 to 9 inclusive: Re-election of Directors

Article 59 of the Company's current Articles of Association provides that at each Annual General Meeting, any Director then in office shall retire from office but shall be eligible for re-appointment. Accordingly, all of the Directors, including Adam Walker and Brendan O'Neill who were appointed during the year, will retire at the Annual General Meeting and, being eligible, seek re-election. In respect of each of these Directors, the Board is satisfied, following formal evaluation that each Director continues to be effective and to demonstrate commitment to his/her role (except that, as Dr O'Neill and Mr Walker have only latterly joined the board, neither has been subject to formal evaluation). The Directors therefore unanimously recommend that each be re-elected as a Director of the Company. Short biographical details of each Director seeking re-election are set out on pages 10 and 11 of this document.

Resolution 10: Directors' Remuneration Report

The Company is required by law to seek shareholder approval at the AGM for the Directors' Remuneration Report for the previous financial year. The Directors' Remuneration Report is set out on pages 60 to 68 of the Annual Report for the year ended 31 December 2007.

Resolution 11: Re-Appointment of Auditors

This resolution proposes the re-appointment of Deloitte & Touche LLP as auditors.

Resolution 12: Auditors' Remuneration

This resolution authorises the Directors to determine the remuneration of the auditors.

Resolution 13: Authority to Allot Shares

This resolution will give authority for the Directors to allot relevant securities until the conclusion of the Annual General Meeting of the Company to be held in 2009 up to a maximum nominal amount of £141,633 (representing one-third of the total issued ordinary share capital as of 19 March 2008 (being the latest practicable date before publication of this document). The Company does not hold any treasury shares at the date of this document.

Resolution 14: The 2008 US Employee Stock Purchase Plan

The purpose of the 2008 US Employee Stock Purchase Plan ("the Plan") is to provide, from 1 February 2008, eligible employees of the Company and certain of its subsidiaries with opportunities to purchase the Company's shares. The Plan is explained in more detail in Appendix 1 on page 12.

Resolution 15: Authority to make donations to EU political organizations and to incur EU political expenditure

This resolution will give the Company and its subsidiaries authority to make donations to EU political organizations and to incur EU political expenditure in the manner set out in the explanatory notes to this Notice in an amount which does not exceed an aggregate of £50,000 in the period from the date of this resolution to the conclusion of the AGM in 2012 or 15 July 2012, whichever is earlier.

It remains the policy of the Company not to make political donations or incur political expenditure as those expressions are normally understood. However, the Directors consider that it is in the best interests of shareholders for the Company to participate in public debate and opinion-forming on matters which affect its business. To avoid inadvertent infringement of the Companies Act 2006, the Directors are seeking shareholders' authority for the Company and its subsidiaries to make political donations and to incur political expenditure during the period from the date of the AGM to the conclusion of the AGM in 2012 or 15 July 2012, whichever is earlier, up to a maximum aggregate amount of £50,000.

Resolution 16: Disapplication of Pre-emption Rights

This resolution will give the Directors power to allot equity securities for cash pursuant to the authority given by Resolution 13, disapplying the pre-emption provisions contained in section 89(1) of the Companies Act 1985. This power is valid for the same period and is limited to the allotment of equity securities up to a nominal amount of £21,245 (approximately 5 per cent. of the issued ordinary share capital at 19 March 2008) or in connection with a rights issue or other pre-emptive offer.

The Directors have no present intention of issuing any further shares other than in connection with the Company's employee share schemes. This authority will also cover the sale of treasury shares for cash.

Resolution 17: To Authorise the Company to Purchase its Own Shares

If passed this resolution will grant the Company authority to buy its own shares in the market. The resolution limits the number of shares that may be purchased to 10 per cent. of the Company's issued share capital (excluding treasury shares) as at 19 March 2008, which is the latest practicable date prior to the publication of this document.

The price per ordinary share that the Company may pay is set at a minimum amount (excluding expenses) of 0.1p per ordinary share and a maximum amount (excluding expenses) of the higher of:

- 5 per cent. above the average of the previous five business days' market values; and
- the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out.

This authority will only be exercised if market conditions make it advantageous to do so.

The Directors' present intention is that shares purchased pursuant to this authority (to the extent statutory requirements are met and provided any treasury shares held do not exceed 10 per cent. of the Company's issued share capital) will be held in treasury for future cancellation, sale for cash, or transfer to an employee share scheme, although they may be cancelled immediately on repurchase in the light of circumstances at the time. The effect of any cancellation would be to reduce the number of shares in issue. For most purposes, while held in treasury, shares are treated as if they have been cancelled (for example, they carry no voting rights and do not rank for dividends). The Directors will only make purchases under this authority if they believe that to do so would result in an increase in earnings per share for the remaining shareholders and were in the best interests of shareholders generally.

As at 19 March 2008, which is the latest practicable date prior to the publication of this document, the total number of options to subscribe for ordinary shares of 0.1p each in the Company was 2,464,057, representing approximately 0.58 per cent. of the issued share capital of the Company (excluding treasury shares) at that date. If the proposed market purchase authority were to be used in full and all of the repurchased shares were cancelled (but the Company's issued share capital otherwise remained unaltered), the total number of options

to subscribe for ordinary shares of 0.1p each in the Company at that date would represent approximately 0.64 per cent. of the Company's issued share capital (excluding treasury shares).

Resolution 18: Adoption of New Articles of Association

It is proposed in Resolution 18 to adopt new articles of association (the "New Articles") in order to update the Company's current articles of association (the "Current Articles") primarily to take account of changes brought about by the Companies Act 2006.

The principal changes introduced in the New Articles are summarised in the Appendix 2 on page 13 of this document. Other changes, which are of a minor, technical or clarifying nature and also some more minor changes which merely reflect changes made by the Companies Act 2006 have not been noted in the Appendix. The New Articles showing all the changes to the Current Articles are available for inspection, as noted on page 15 of this document.

Biographical Information on Directors Seeking Re-election

Derek Mapp
Non-Executive Chairman[3] (57)

Derek Mapp joined the board of Taylor & Francis Group plc as a Non-Executive Director in 1998. He is currently Non-Executive Chairman of Staffline Recruitment Group plc and Salmon Developments plc and Executive Chairman of Imagesound plc. He also has a number of other private business interests. Mr Mapp was appointed as a Non-Executive Director upon the merger of Informa and Taylor & Francis in May 2004 and was designated the Senior Independent Director on 10 March 2005. He was appointed Non-Executive Chairman on 17 March 2008. He is also a member of the Nomination Committee.

Peter Rigby
Chief Executive[4] (52)

After qualifying as an accountant, Peter Rigby joined Metal Box. In 1981 he moved into the media industry joining Book Club Associates, a joint venture between WH Smith and Doubleday. In 1983 he joined Stonehart Publications which was acquired by International Business Communications (later renamed IBC) in 1986. After two years as Finance Director of IBC, Mr Rigby was appointed Deputy Chief Executive and later its Chief Executive, leading IBC's expansion into North America, Asia and Australia. He became Chairman of Informa Group plc at the Company's inception upon the merger of IBC and LLP in 1998. Mr Rigby was appointed Chief Executive upon the merger of Informa and Taylor & Francis in May 2004. Mr Rigby was reappointed as Chairman of the Company at the 2007 AGM. He was re-appointed as Chief Executive on 17 March 2008. He is also Non-Executive Chairman of Electric Word plc. He is a member of the Risk Committee.

Adam Walker
Finance Director[4] (40)

Adam Walker joined Touche Ross in 1989. Following his qualification as a Chartered Accountant he specialised in corporate finance work. In 1994 he joined Natwest Markets as an Associate Director. In 1998 his team joined Arthur Andersen were he became a Director of Corporate Finance. Following a short interlude with an internet incubator fund, in 2001, he joined National Express Group plc as Head of Corporate Development, and was appointed to the Board as Finance Director in 2003. He took up his appointment as Finance Director of the Company on 28 March 2008. He is a member of the Risk Committee.

Sean Watson
Non-Executive Director[1,2] (59)

A solicitor and Senior Corporate Finance Partner at CMS Cameron McKenna, Sean Watson has extensive experience in all areas of corporate law. In 2000 he was appointed as a Non-Executive Director. He is also a Non-Executive Director of TT Electronics plc. He is a member of the Audit Committee and the Remuneration Committee.

Dr Pamela Kirby
Senior Independent Non-Executive Director[2,3] (54)

Pamela Kirby is currently Chairman of Scynexis Inc., a privately held chemistry-focused drug discovery and development company based in the US. She is also a Non-Executive Director of Smith & Nephew plc, Curalogic A/S and Novo Nordisk A/S. She was previously the Non-Executive Chairman of Oxford Immunotec Limited and was the CEO of US-based Quintiles Transnational Corporation. Prior to joining Quintiles, Dr Kirby held various senior positions in the pharmaceutical industry at Astra AB (now AstraZeneca plc), British Biotech plc (now Vernalis plc) and F. Hoffman-La Roche Limited. She has a PhD in Clinical Pharmacology from the University of London. Dr Kirby was appointed as a Non-Executive Director in September 2004. She chairs the Remuneration Committee and is a member of the Nomination Committee. She was also appointed as Senior Independent Non-Executive Director on 17 March 2008.

John Davis
Non-Executive Director[1,3] (45)

John Davis has been Chief Financial Officer of Yell Group plc since 2000. He previously held senior positions within Pearson Plc, where he was latterly Group Finance Director of the FT Group, and Emap plc, which he joined in 1989, where he was Director of Corporate Finance and Treasury between 1995 and 1997. Mr Davis is a Chartered Accountant, having qualified at Price Waterhouse and has a Masters in Management from the Stanford Graduate School of Business. He was appointed as a Non-Executive Director with effect from 1 October 2005. He chairs the Nomination Committee and is a member the Audit Committee.

Dr Brendan O'Neill
Non-Executive Director[1,2,4] (59)

Brendan O'Neill is a Non-Executive Director of Aegis Group plc, Tyco International Inc, Watson Wyatt Worldwide Inc and of Endurance Speciality Holdings Limited. From 1999 to 2003 he was Chief Executive of ICI plc. Prior to joining ICI in 1998 he was an Executive Director of Guinness plc with responsibility for the Guinness Group's worldwide business brewing interests. He was also Non-Executive Director of Emap plc from 1995 to 2002. He was appointed as a Non-Executive Director with effect from 1 January 2008. He chairs the Audit Committee and Risk Committee, and is a member of the Remuneration Committee.

1 Member of Audit Committee
2 Member of Remuneration Committee
3 Member of Nomination Committee
4 Member of Risk Committee

Appendix 1

2008 U.S. Employee Stock Purchase Plan

1. Overview

The Stock Purchase Plan will provide a means by which the Group's US employees may be given the opportunity to purchase the Company's shares. The plan is intended to qualify as an *Employee Stock Purchase Plan* as defined in Section 423 of the US Internal Revenue Code of 1986.

2. Eligibility

All US employees working for more that 20 hours a week and more than 5 months in a calendar year will be eligible to participate in the Plan.

3. Shares Available under the Plan

The maximum number of shares that may be offered under the Plan is 10 million plus an annual increase of 1.25 million shares but the aggregate purchase price of all shares issued under the Plan during any one year may not exceed $5 million.

In addition the maximum sum that may be contributed by an employee annually under the Plan is $2,940.

4. Purchase Price

The purchase price per share will be 85 per cent. of the fair market value of a share at the time of purchase.

5. Transferability

The rights under the Plan are not transferable during the lifetime of the employee.

6. Plan amendment

The Board may at any time, and from time to time, amend the Plan in any respect, except that (a) if the approval of any such amendment by the shareholders of the Company is required by Section 423 of the Code, such amendment shall not be effected without such approval, and (b) in no event may any amendment be made which would cause the Plan to fail to comply with Section 423 of the Code.

7. Administration

The Stock Purchase Plan will be administered by the Remuneration Committee and the Board.

Appendix 2

Explanatory Notes of Principal Changes to the Company's Articles of Association

1. Articles which duplicate statutory provisions

Provisions in the Company's current Articles ("Current Articles") which replicate provisions contained in the Companies Act 2006 are in the main to be amended to bring them into line with the Companies Act 2006. Examples of these provisions include provisions as to the form of resolutions, the variation of class rights, the requirement to keep accounting records and provisions regarding the period of notice required to convene general meetings. The main changes made to reflect this approach are detailed below.

2. Form of resolution

The Current Articles contain a provision that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective and that, where an extraordinary resolution is required, a special resolution is also effective. This provision is being amended as the concept of extraordinary resolutions has not been retained under the Companies Act 2006.

3. Change of name

Currently, a company can only change its name by special resolution. Under the Companies Act 2006 a company will be able to change its name by other means provided for by its articles. To take advantage of this provision, the new Articles of Association proposed to be adopted pursuant to resolution 18 ("New Articles") will enable the directors to pass a resolution to change the Company's name once the relevant provisions in the Companies Act 2006 Act are in force.

4. Redeemable shares and consolidation, division or sub-division

At present, if a company wishes to issue redeemable shares it must include in its articles the terms and manner of redemption. The Companies Act 2006 will enable directors to determine such matters instead provided they are so authorised by the articles. The New Articles contain such an authorisation that will take effect once the relevant provisions in the Companies Act 2006 Act are in force. The Company has no plans to issue redeemable shares but if it did so the Directors would need shareholders' authority to issue new shares in the usual way. In accordance with the Listing Rules the New Articles permit the Company to retain for its own benefit the net proceeds up to £5 of selling fractional entitlements arising on a consolidation, division or sub-division of its shares.

5. Convening extraordinary and annual general meetings

The provisions in the Current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being amended to conform to new provisions in the Companies Act 2006. In particular a general meeting to consider a special resolution can be convened on 14 days' notice whereas previously 21 days' notice was required.

6. Votes of members

Under the Companies Act 2006 proxies are entitled to vote on a show of hands whereas under the Current Articles proxies are only entitled to vote on a poll. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. The New Articles reflect all of these new provisions.

7. Conflicts of interest

The Companies Act 2006 sets out Directors' general duties which largely codify the existing law but with some changes. Under the Companies Act 2006, from 1 October 2008 a Director must avoid a situation where

he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company's interests. The requirement is very broad and could apply, for example, if a Director becomes a Director of another company or a trustee of another organisation. The Companies Act 2006 allows Directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the articles of association contain a provision to this effect. The New Articles give the Directors authority to approve such situations and include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when Directors decide whether to authorise a conflict or potential conflict. First, only Directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the Directors must act in a way they consider, in good faith, will be most likely to promote the company's success. The Directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the New Articles should contain provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a Director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the Directors.

It is the Board's intention to report annually on the Company's procedures for ensuring that the Board's powers of authorisation of conflicts are operated effectively and that the procedures have been followed.

8. Electronic and web communications

At last year's Annual General Meeting, shareholders gave the Company authority to use website communication for documents such as the Annual Report and Accounts. The New Articles reflect this authority by incorporating express provisions relating to website communications and communications to members in electronic form.

9. Directors' Fees

The New Articles increase the limit on the fees payable to non-executive Directors to an aggregate maximum amount not exceeding £500,000. This provision relates to fees paid to non-executive Directors, as distinct from salaries paid to executive Directors. The proposed increase reflects the impact on non-executive Directors' fees of the substantial increase in their corporate governance and other responsibilities in recent years.

10. Directors' indemnities and loans to fund expenditure

The Companies Act 2006 has in some areas widened the scope of the powers of a company to indemnify Directors and to fund expenditure incurred in connection with certain actions against Directors. In particular, a company that is a trustee of an occupational pension scheme can now indemnify a Director against liability incurred in connection with the Company's activities as trustee of the scheme. In addition, the existing exemption allowing a company to provide money for the purpose of funding a Director's defence in court proceedings now expressly covers regulatory proceedings and applies to associated companies.

The existing authority to indemnify the Company's auditor has also been deleted and accordingly the Directors will not approve the granting of any such indemnity by the Company.

11. Updating statutory and regulatory references

The opportunity is being taken to update references to legislation as well as regulatory and other bodies.

Inspection of documents

The following documents are available for inspection during normal business on any weekday (public holidays excepted) at Mortimer House, 37-41 Mortimer Street London W1T 3JH until the day of the AGM and at the offices of CMS Cameron McKenna LLP, Mitre House, 160 Aldersgate Street, London EC1A 4DD from 15 minutes before the AGM until it concludes:

• Copies of the executive Directors' service contracts

• Copies of letters of appointment of the non-executive Directors

• A copy of the New Articles and a copy of the Current Articles marked to show the changes being proposed by Resolution 18.

AGM Information

Venue

The meeting will be held on Thursday 15 May 2008 at the offices of CMS Cameron McKenna LLP, Mitre House, 160 Aldersgate Street, London EC1A 4DD

Time

The meeting will start at 11.00 a.m. Please arrive no later than 10.50 a.m. for registration.

Refreshments

Tea, coffee and light refreshments will be served from 10.30 a.m.

Shareholders with special needs

We have arranged for induction loop facilities to be available in the meeting room.

Transport and directions to the venue

Venue: CMS Cameron McKenna LLP, Mitre House, 160 Aldersgate Street, London EC1A 4DD


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